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ANNUAL REPORT 04



ASTRO ALL ASIA NETWORKS plc




astro

contents

NSPIRING CREATIVITY

DEAR SHAREHOLDERS,

I am pleased to present the Annual Report and Financial Statements of ASTRO ALL ASIA NETWORKS plc, or ASTRO as it will be referred to hereafter, for the year ended 31 January 2004.

It has been a tremendous year of satisfying results. ASTRO was formed in July 2003 as a holding company to bring together a unique set of Malaysian and regional businesses and intellectual assets across multiple medium with significant synergistic opportunities. Through the year, we restructured our companies, sought the necessary regulatory approvals, established targets and benchmarks and underwent rigorous due diligence as we laid the groundwork for a public listing.

We listed on the Kuala Lumpur Stock Exchange, now known as Bursa Malaysia, on 29 October 2003, raising RM1.92 billion in South-east Asia's largest Initial Public Offering last year. With 26% of our shares in public hands, we now have a diversified spread of shareholders with an expanded institutional shareholder base of local and foreign investors.

I am happy to report that we have kept faith with our shareholders and delivered the targets we set for ourselves. We achieved our maiden operating profit, the first since commercial operations commenced in September 1996 under our subsidiary, MEASAT Broadcast Network Systems. The Group recorded a profit after tax of RM12.3 million as revenues grew 24.2% to RM1.42 billion on the back of strong results from all its operating business units.

The Group's multi-channel TV operations, ***Astro***, recorded its highest subscriber growth with nearly 300,000 net additions bringing the total subscription base to 1.4 million customers and some 6 million viewers. More than one in four TV homes in Malaysia tunes in to our services today. Our 5 FM terrestrial radio operations, ***ERA***, ***MY FM***, ***hitz.fm***, ***MIX FM*** and ***Light & Easy***, maintained their top rankings in their respective Malay, Chinese and English language segments, drawing 8.7 million listeners every week and attracting 74% of the national/total advertising spend on radio. We remain very encouraged by the continuing expansion of our newly-acquired Shaw Brothers movie library, the Celestial Movies channel and distribution business by Celestial Pictures, into new markets.

We are pleased that the Group exceeded its targets and, in particular, by the robust subscriber growth in Astro. This will underpin our revenues for the future. The Group has undoubtedly benefited from the strength of the Malaysian economy and the consequent buoyant consumer demand despite the uncertain economic environment at the beginning of the financial year.


LSE

The Malaysian economy is expected to continue its brisk pace and to grow by approximately 6% in the current year. This will provide strong underlying support for the Group's businesses.

Prospects for our Company remain bright. We are just beginning to realise the benefit of our substantial investments made earlier in our multimedia infrastructure and in content origination and aggregation. We now have critical mass and are beginning to enjoy increasing economies of scale as we grow our businesses. Our strong momentum will allow us to extend further our market leadership in the key business segments and expand our valuable franchises across our multiple media platforms in Malaysia and beyond, by both organic growth as well as prudent acquisitions.

With the improvement in earnings and cash flow and the proceeds from the IPO, the Group is now well-positioned to finance future growth as well as restructure the debt incurred in building up the foundation for the Company's businesses. At the end of the financial year, the Group had net cash of RM509 million and outstanding debt of RM1.23 billion. Whilst we are not in a position yet to distribute dividends, we intend to do so as soon as our financial position allows us to. The Board is committed to adopting a progressive dividend policy that would satisfy the need for cash yield for our shareholders, and capital growth.

It has been a busy year for your Board with much work accomplished in a short period. Specifically, we have formalised our corporate governance framework and established the process to ensure the independence and objectivity of the internal and external audit functions, details of which are provided in separate statements in this annual report.

These measures are necessary if we are to retain shareholders' confidence in the way the Company is run and managed, and to inspire confidence in its future prospects.

We are indeed fortunate that the Company grew up in a culture of corporate governance. To be sure, our work is far from over and we will be continuing our efforts in this area and, in particular, in benchmarking ourselves with best practices in the UK and Malaysia. I would like to thank my fellow directors for their tireless efforts in this regard.

I should also thank all our customers for their strong endorsement of our services. The Group, in turn, is deeply committed to supporting efforts that uplift the lives of our customers and the surrounding communities. We actively promote and support worthy causes in education, the arts and other social programmes, not only through monetary contributions, but also through activities and events organised by our various business units and involving participation by our staff members.

Given all the challenges we faced, it is fitting that I record here our deep appreciation to the various Malaysian Government ministries, regulatory bodies and organisations which have, in their unstinting manner, facilitated and supported us, through our formative years to our public listing last year. In particular, the Ministry of Energy, Water and Communications, the Ministry of Information and the Ministry of Finance, the Malaysian Communications and Multimedia Commission, the Securities Commission and Bursa Malaysia for their encouragement and guidance.

I must also thank our pioneering shareholders, Khazanah Nasional Bhd and Usaha Tegas Sdn Bhd, our partners and colleagues in the media business and other stakeholders who have contributed in one way or other to our achievements to date. It now remains for me to thank our staff for their hard work and dedication in making all these achievements possible. Their continuing support and ability in rolling out the best products and services for our customers and partners will ensure our success for years to come.

18 May 2004



FINANCIAL HIGHLIGHTS
(RM million unless stated)

	FY02	FY03	FY04
CONSOLIDATED			
Revenue	**867.9**	**1,142.7**	**1,418.8**
Multi-channel TV	781.4	1,034.5	1,265.6
Radio	71.8	88.7	108.0
Celestial	3.4	8.3	36.3
Others/inter-segment eliminations	11.3	11.2	8.9
EBITDA[1]	**(21.7)**	**(40.5)**	**244.1**
Profit After Tax	**(306.8)**	**276.4**	**12.3**
Multi-channel TV	(269.8)	281.8	36.9
Radio	21.6	31.5	47.2
Celestial	(11.0)	(44.5)	(59.5)
Others/inter-segment eliminations	(47.6)	7.6	(12.3)
Consolidated Free Cash Flow[2]	**(12.9)**	**212.7**	**(3.6)**
Total Assets	**1,142.6**	**1,782.1**	**3,357.7**
Shareholders' Equity	**(1,461.4)**	**(1,185.0)**	**1,394.6**
Number of Subscribers			
Residential Subscribers ('000)	777.7	984.3	1,283.0
Total Subscriptions ('000)	854.4	1,069.9	1,392.7
Number of Listeners ('000)	6,738.0	8,376.0	8,740.0

FY2004 Revenue Breakdown


2.6%
7.6%
0.6%
89.2%
TV
Radio
Content
Others

Subscribers and Listeners


MC-TV
Radio
1,400
1,200
1,050
900
700
600
350
300
0
0
'000
FY02
FY03
FY04
'000
MC-TV
Radio

1. *Earnings before interest, taxation, depreciation and amortisation represents profit from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain from investments in associates.*
2. *Free cash flow represents the net cash flows arising from operating and investing activities of the Group.*

Note:
The financial information included on pages 2 to 39 of the Annual Report is based, where relevant, on the non-statutory IFRS information on pages 50 to 58. The statutory (UK GAAP) financial statements are set out on pages 69 to 164.

milestones

- *Announces first year of profitability*
- Launches iFEEL entertainment magazine
- Commences broadcast of Sinar FM

- Undertakes SE Asia's biggest IPO
- Acquires Celestial Pictures and Philippines Animation Studio Inc
- Establishes MAESTRO
- Launches 7 new TV channels
- Astro signs up 1 millionth subscriber
- Provides airtime management for India FM radio stations

- Launches V Mag leisure and lifestyle magazine
- Astro expands service offering with 5 new TV channels

- First telecast of Astro News
- Astro launches 3 new themed music channels

- Kristal-Astro begins transmission in Brunei
- Astro reaches 500,000 subscriber mark

- Begins production of first Malay feature film
- Launches Astro Digital Multimedia System
- Astro launches 5 new themed music channels

- Astro reaches 150,000 subscriber mark

- Radio commences operations with 5 FM stations
- Achieves Multimedia Super Corridor status

- Completes state-of-the-art digital All Asia Broadcast Centre
- Astro commences broadcast with 22 TV channels and 8 themed music channels

ASTRO ALL ASIA NETWORKS plc

astro™

making your life richer

- 6 million viewers and 1.4 million subscriptions
- 51 multi-lingual channels
- Over 4,000 hours of fresh local content produced to date



AMP AIRTIME MANAGEMENT & PROGRAMMING





era · my · hitz.fm · MIX 94.5 · LIGHT & easy · sinar fm

RADIO

- No. 1 commercial radio broadcaster in Malaysia with 8.7 million listeners
- 74% of radio advertising spend
- 45% of total listenership

CELESTIAL

- World's largest Chinese film library with 760 films
- Celestial Movies channel accessible to 1 million viewers in 6 countries
- DVDs & VCDs distributed in over 20 countries



CELESTIAL PICTURES

天映頻道 CELESTIAL MOVIES

MALAY FILM PRODUCTION

TAYANGAN UNGGUL

astro SHAW

- Award-winning Malay film producer with 11 movies to date

TALENT MANAGEMENT

maestro TALENT

- Maestro's talents have appeared in 113 shows with 60,000 albums sold to date

PUBLICATIONS

astroguide

V MAG

iFEEL

- Publishes Astro Guide, Malaysia's most widely circulated magazine with over 1.3 million copies every month

ANIMATION

oasi

- Philippine's largest animation production house

board of directors

from left:

DATO' HAJI BADRI HAJI MASRI
Chairman and Non-Executive Director

RALPH MARSHALL
Group Chief Executive Officer



from left:

DATO' MOHAMED KHADAR MERICAN
Independent Director

TAN POH CHING
Non-Executive Director

KUOK KHOON HO
Independent Director

BERNARD ANTHONY CRAGG
Independent Director

ROHANA ROZHAN
Company Secretary and
Chief Financial Officer



directors' profile

DATO' HAJI BADRI HAJI MASRI
Chairman and Non-Executive Director



Malaysian, age 60, joined the Board in July 2003 and was appointed its Chairman in August 2003. He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. He served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia.

Private sector posts he has held include Business Development Advisor of Sriwani Holdings Bhd, Chairman and Managing Director of DiPerdana Holdings Bhd (listed on Bursa Malaysia) and Chairman of Crest Petroleum Bhd (listed on Bursa Malaysia), a position he held till July 2003.

Dato' Haji Badri graduated with a BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London. He was awarded the Heinz Fellowship from the University of Pittsburgh.

RALPH MARSHALL
Group Chief Executive Officer



Malaysian, age 52, joined the Board in July 2003 and was appointed its Deputy Chairman and its Group Chief Executive Officer in August and September 2003 respectively. He has served as a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994 and as its Chief Executive Officer since 1995.

He is also a Director of Usaha Tegas Sdn Bhd which has significant interests in Tanjong plc (listed on Bursa Malaysia and the London Stock Exchange plc), Maxis Communications Bhd (listed on Bursa Malaysia) and Arnhold Holdings Ltd (listed on The Stock Exchange of Hong Kong Limited). His other directorships include MEASAT Global Bhd (listed on Bursa Malaysia) and KLCC (Holdings) Bhd.

He is an Associate of the Institute of Chartered Accountants in England and Wales and a member of the Malaysian Institute of Certified Public Accountants. Ralph Marshall has more than 26 years experience in financial and general management in both the UK and in Malaysia.

DATO' MOHAMED KHADAR MERICAN
Independent Director



Malaysian, age 48, joined the Board in August 2003. He is the Chief Executive Officer of MKM Resources Sdn Bhd and is an independent non-executive Director of Rashid Hussain Bhd (listed on Bursa Malaysia), RHB Insurance Bhd and RHB Sakura Merchant Bankers Bhd.

He served as an auditor and a consultant in an international accounting firm, before joining a financial services group in 1986. Dato' Mohamed Khadar held various senior management positions in Pernas International Holdings Bhd (listed on Bursa Malaysia) between 1988 and April 2003 including those of President and Chief Operating Officer.

He is a member of both the Institute of Chartered Accountants in England and Wales and the Malaysian Institute of Accountants.

KUOK KHOON HO
Independent Director



Malaysian, age 54, joined the Board in August 2003. He also serves as a Director of Shangri-La Hotel (Malaysia) Bhd (listed on Bursa Malaysia), Transmile Group Bhd (listed on Bursa Malaysia) and Shangri-La Hotel Public Company Ltd (listed on the Bangkok Stock Exchange) and has been the Chairman of Kuok Brothers Sdn Bhd since 2002.

Kuok Khoon Ho has held senior management positions with several local and international organisations including Managing Director at Television Broadcasts Ltd, Vice-Chairman at Kerry Holdings Ltd, Chairman at Shangri-La International Hotel Management Ltd and Director of the South China Morning Post.

He has a Bachelor of Commerce degree from McGill University, Canada.

BERNARD ANTHONY CRAGG
Independent Director



British, age 49, joined the Board in September 2003. He also serves as the Chairman of Datamonitor Plc (listed on the London Stock Exchange plc) and as a director of Workspace Group Plc (listed on the London Stock Exchange plc) and Mothercare Plc (listed on the London Stock Exchange plc).

He has held various senior management positions in Carlton Communication plc (listed on the London Stock Exchange plc) for over 17 years including the Group Financial Controller, Company Secretary and Group Finance Director. Bernard Anthony Cragg has also served as a Director of Bank of Ireland UK Financial Services and Arcadia Group plc (listed on the London Stock Exchange plc).

He is a Chartered Accountant and had spent over eight years in Price Waterhouse. He has a degree in Mathematics from Liverpool University.

TAN POH CHING
Non-Executive Director



Malaysian, age 57, joined the Board in July 2003 and he has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994. He is also a Director of Usaha Tegas Sdn Bhd as well as Tanjong plc (listed on Bursa Malaysia and the London Stock Exchange plc) and Maxis Communications Bhd (listed on Bursa Malaysia), and the Malaysian Community & Education Foundation, a non-profit organisation.

He held various technical and commercial management positions in the Shell group of companies for 18 years before he joined Pan Malaysian Pools Sdn Bhd, a subsidiary of Tanjong plc, in April 1990. Tan Poh Ching was appointed an Executive Director in October 1991 and subsequently the Chief Executive Officer of Tanjong plc in July 1992, a position he held till May 2003.

He graduated in 1973 with a first class (Hons) Degree in Mechanical Engineering from the University of Strathclyde and has attended the Advanced Management Programme at Harvard Business School.

General information in relation to the Board of Directors is set out in the statement accompanying the Notice of Annual General Meeting.
Directors' membership of Board Committees is disclosed in the Corporate Governance Statement on pages 40 to 43.

management


Dr Diongu Nihalsingha
Chia Boon Lim
William Pfeiffer
Ralph Marshall
David Butorac
Borhanuddin Osman
Rohana Rozhan


Sze Yuet Sim
Devalaxhmana Param
Tang Kam Khuan
Mike Graham
Tengku Anuar Mussaddad Tengku Mohammad
Graham Charles Stephens

profile of management

ROHANA ROZHAN

CHIEF FINANCIAL OFFICER AND COMPANY SECRETARY

Rohana joined ASTRO in 1995 and is now the Chief Financial Officer and Company Secretary of AAAN plc. Prior to joining ASTRO, Rohana had served the Unilever Group of Companies both in the UK and in Malaysia for nine years, gaining substantial experience in internal audit, marketing and management accounts, financial and risk management, treasury and business systems. Rohana holds a BA (Hons) in Accounting and Economics from the University of Kent at Canterbury, UK, is a Chartered Accountant (FCMA) and a member of the Malaysian Institute of Accountants.

DAVID BUTORAC

CHIEF OPERATING OFFICER

David joined ASTRO in November 2002 and is currently Chief Operating Officer. He worked in television in Australia and the UK prior to 1989 and thereafter spent 14 years with British Sky Broadcasting where he held a series of positions, including Head of Operations and Station Manager. He was seconded from BSkyB to be Operations Director for the launch of Foxtel in Australia in 1995. He has also served as a director for Sky News Australia and Sky Healthcare. He attended Curtin University and Harvard Business School.

BORHANUDDIN OSMAN

EXECUTIVE DIRECTOR OF AIRTIME MANAGEMENT & PROGRAMMING

Borhanuddin joined ASTRO in 1999 and has been Executive Director of Airtime Management & Programming since 2001. He is the President of Malaysian Association of Commercial Radio Operators. Borhanuddin has more than 20 years of experience in the advertising industry and has worked in leading advertising agencies such as JW Thompson, Ogilvy & Mather, Lowe & Partners and DYR. His last post in the industry was with Paragon Communications Sdn Bhd where he was Managing Director and Partner from 1992 to 1999, before he moved on to radio broadcasting. He graduated with a Diploma in Hotel Management from University of Technology MARA.

WILLIAM THEODORE PFEIFFER

CHIEF EXECUTIVE OFFICER OF CELESTIAL PICTURES

William has been the Chief Executive Officer of Celestial Pictures since July 2001. He was previously the Managing Director of Asia for Walt Disney Home Video from 1987 to 1992 and Managing Director of Asia for Sony Pictures-Columbia TriStar Television from 1992 to 2001. He has a Bachelor of Business Administration degree from the University of Notre Dame and has attended the Stanford Executive Program at Stanford University's Graduate School of Business.

CHIA BOON LIM

EXECUTIVE DIRECTOR OF PUBLICATIONS

Boon Lim joined ASTRO in September 2001 and is currently Executive Director of Publications. He is also a director of BonusKad Loyalty Sdn Bhd. Boon Lim has also served as Director and Marketing Manager of Carlsberg Marketing Sdn Bhd and Account Director in a number of international advertising agencies. He graduated with a BA in Economics and History from University of Malaya.

DR DIONGU NIHALSINGHA

EXECUTIVE DIRECTOR, FEATURE FILMS

Dr Nihalsingha is Executive Director of Feature Films and is responsible for ASTRO Shaw, Tayangan Unggul and ASTRO Productions Sdn Bhd, companies of which he has been General Manager since 1996. He has previously served as CEO of Sri Lanka Film Corporation and CEO of Tele-Cine Ltd as well as Production Consultant with TVBO Ltd, Hong Kong, where he gained extensive experience in all facets of television and film production. Dr Nihalsingha has a BA in Economics from the University of Ceylon, an MA in Film Studies from Norwich University and a PhD from the University of South Australia.

GRAHAM CHARLES STEPHENS

CHIEF TECHNOLOGY OFFICER

Graham joined ASTRO in 1995 and is currently Chief Technology Officer. He was previously Chief Engineer and Management Director of Operations and Engineering at Thames Television in the UK. Graham holds a BSc (Hons) in Electrical and Electronic Engineering from the University of Portsmouth.

TENGKU ANUAR MUSSADDAD TENGKU MOHAMMAD

DIRECTOR OF REGULATORY AND CORPORATE AFFAIRS

Tengku Anuar Mussaddad joined ASTRO in 1996 and is currently Director of Regulatory and Corporate Affairs. He was Director of Broadcast and Production Operations from 1998 to 2002 and prior to that, Controller of Broadcast from 1996 to 1998. Tengku Anuar Mussaddad holds a BSc in Electrical and Electronic Engineering from the University of Missouri.

MIKE GRAHAM

GROUP FINANCIAL CONTROLLER

Mike joined ASTRO in 2002 and is currently Group Financial Controller. He was previously Finance Director for Levi Strauss & Co (Australia and New Zealand) and Head of Finance and Logistics at Mars Inc in China and Hong Kong. He holds a Business Degree from the Queensland University of Technology and a post-graduate Diploma in Logistics Management from the University of NSW Graduate School of Management.

TANG KAM KHUAN

HEAD OF FACILITIES

Kam Khuan has been the Head of Facilities since April 2000. He was previously Chief Engineer of Kuala Lumpur International Airport. Kam Khuan holds an engineering degree from the University of Malaya and is a registered Professional Engineer with the Board of Engineers, Malaysia.

DEVALAXHMANA PARAM

HEAD OF HUMAN RESOURCE

Devalaxhmana was appointed Head of Human Resource in March 2004. He was previously Human Resource and Administration Manager at Powertek Berhad, a subsidiary of Tanjong plc. He also held a series of positions in human resource, quality management, employee relations and administration with Ericsson Telecommunications and EXi Telecoms (Asia) Sdn Bhd. Prior to that, he has served in various functions with the Malaysian Armed Forces, where his last appointment was Staff Officer with the Ministry of Defence. He holds a Masters Degree in Business Administration from Heriott-Watt University UK.

SZE YUET SIM

HEAD OF CORPORATE ASSURANCE

Yuet Sim has been assigned to the Corporate Assurance division since 1997 and is currently the Head of Corporate Assurance. She was with the Audit and Business Advisory division of Arthur Andersen & Co from 1992 to 1996 before she joined the Usaha Tegas Group in 1996, during which she was involved in the establishment of the Internal Audit Department of Maxis Communications Bhd. Yuet Sim has an Accounting degree from the University of Malaya and is a member of the Malaysian Institute of Certified Public Accountants and the Malaysian Institute of Accountants.

report of the group chief executive officer



ASTRO is Malaysia's leading cross-media operator with innovative, industry-leading business units in content origination, aggregation and distribution across the region. Through our substantial investment in multi-lingual content, including the world's largest Chinese film library, we also own significant intellectual assets with strong potential for global distribution.

BUSINESS AND STRATEGY

Today, our state-of-the-art digital broadcast system multiplexes digital TV, radio and data services onto satellite and terrestrial broadcast networks, wireless telephony networks and internet networks for multi-channel TV, FM radio, multimedia streaming and webcasting. In Malaysia, content through this multimedia platform reaches some 6 million viewers in 1.4 million TV households and establishments, 8.7 million radio listeners, 700,000 internet users, and over 11 million subscribers in the rapidly growing mobile telephony market. Our multi-lingual content, in the Malay, Chinese, English and Indian languages delivered through our platform and other medium, is currently enjoyed by many more in the region and beyond.

To achieve this, we have invested to date, more than RM4.6 billion to establish the business and the infrastructure to attract content providers and customers alike to our service. This includes RM1 billion for our fully-integrated digital broadcast and production facilities in Kuala Lumpur to support the largest multi-channel television business in Asia, outside Japan. Another RM2 billion was invested in content, including RM600 million on local content, primarily in Malay, and RM500 million for the Shaw Brothers Chinese movie library of 760 films. A further RM1.6 billion subsidised subscribers, to help bridge the digital divide by making our infotainment offerings as affordable to as many Malaysians as possible.

The future holds great promise for us. Our collective investments in interactive platforms, in our rich multimedia content and the Shaw Brothers library, and in our customers, have positioned us well to grow our businesses. This will be achieved through organic growth as well as through new investments in the region, particularly in Indonesia, China and the Indian sub-continent, where we can derive synergies from our intellectual assets and skills in multi-lingual content. We look forward to the challenge of replicating our success in these markets as well.

We are committed to leveraging our content across all current and future digital platforms such as Digital Terrestial TV Broadcasting, IP Datacasting and 3G wireless telephony. Since our launch in 1996, we have accumulated a great deal of expertise in the aggregation of content across diverse networks, repurposing such content as necessary, to maximise the utility of each network to our extensive consumer base. Coupled with our proven track record in customer relationship management, we are well-positioned to be the region's premier provider of multimedia content and services to an increasingly demanding, switched-on population that is knowledgeable, digital-savvy and connected.

Going forward, our strategy is to build on our strong domestic base, our skills, our brands and our infrastructure to create, aggregate and deliver the best and the freshest ideas, content, talents, products and services to our customers in Malaysia, the region and the rest of the world. Specifically, our key targets are:

- Promote and grow creative work, talent and assets and extend our content library investments in the key languages of our markets.
- Work with strategic partners to create and aggregate niche content for distribution over our and other multimedia platforms in Asia and elsewhere.
- Seek synergies and leverage on our core competencies in cross-media to create new revenue streams.

- Grow top-line revenues in all our businesses through quality products, innovative content and customer service.
- Fiscal discipline in managing down cost and optimising synergies to maximize returns for shareholders, whilst providing an affordable and efficient service for all our customers.
- Continue to build operational skills and management expertise to manage expected growth and planned expansion into regional markets.

OPERATIONAL AND FINANCIAL REVIEW

Our financial year ended 31 January 2004 was a watershed year for the Group. We achieved record residential subscriber growth for our multi-channel TV operations, widened our leadership in radio, increased our content assets through the acquisition of the Celestial Pictures movie business and the animation business of the Philippines Animation Studios, while delivering our first year of profitability.

Our key highlights and achievements were as follows:

- Strong operating performance from all our core business segments resulting in the first recorded Group pre-tax operating profit of RM22.5 million. Revenues rose 24.2% to RM1.42 billion for the financial year ended 31 January 2004. The result was all the more significant as it included a RM270 million expense for set-top box subsidies provided for new subscribers to our multi-channel TV business.
- Further strengthening of our brands in multi-channel TV and radio. A successful brand re-launch focusing on the value of our content offering in July has increased awareness of the ***Astro*** brand as well as contributed to stronger growth in the second half of the year. Our radio brands, ***ERA***, ***MY FM***, ***hitz.fm***, ***MIX FM*** and ***Light & Easy***, continue to lead the Malaysian market delivering number one results in the Malay, Chinese and English language segments with ***ERA***, the overall national leader.

Revenue


1,500
1,125
750
370
0
RM mm
FY02
FY03
FY04

EBITDA


280
210
140
70
0
(70)
RM mm
FY02
FY03
FY04

- Continuing improvement in the quality of our product offerings as measured by our record subscriber growth, increasing listener share of our radio brands, haul of 10 Malaysian film industry awards for our film ***KL menJERIT***, and frequent appearances of our Celestial Movies titles on the Hong Kong weekly top ten video sales lists. These results have been achieved by a conscious and focused effort in tailoring our products and businesses to meet the needs and tastes of our diverse consumer marketplaces, as well as seeking out new market opportunities for our existing product base, infrastructure and skills.
- The overwhelming response to our Initial Public Offering in October last year, signifying the confidence of the global investing community in our business model. Proceeds from the IPO, coupled with the growing free cash from our strong operating performance, have strengthened our balance sheet and will allow us to optimise the use of our funds to grow our businesses in Malaysia, and in the region.

Our efforts thus far have set us on our way of achieving our goal of being the benchmark content origination, aggregation and distribution business in the region that delivers superior value to shareholders, customers, employees and business partners. We will continue to improve on this by independently focusing on each key business segment while leveraging opportunities arising from our unique cross-media platform.

MULTI-CHANNEL TV – Astro

We added 298,733 residential subscribers, bringing our total to 1.3 million residential subscribers or 26.5% of the Malaysian TV households, and total subscriptions, including schools and commercial subscribers, to 1.4 million. In Brunei, our TV associate Kristal-Astro, continued to grow its subscriber base to some 18,000 households, representing 29% of the TV households.

Revenues for this segment grew 22.3% to RM1.27 billion and accounted for 89% of Group revenues. The strong pick-up in the second half year has given us reason to be optimistic on increasing penetration of the mass urban sector as well as growing new subscribers in the suburban areas.

ARPU held steady at RM81 per month per subscriber, the same level when we commenced service seven years ago. During the intervening period, we added 29 channels, including seven in the last financial year, bringing the total to the current 51. We provide distribution for the leading terrestrial broadcasters and scores of talented Malaysian and regional producers and of course, our own internally-produced programmes. We have also entered into, mostly exclusive, distribution arrangements with many international and renowed content providers, including Television Broadcasts Ltd in Hong Kong with whom we have a close working relationship.

Cumulatively, we have invested some RM2 billion in content to populate these channels, of which RM460 million was incurred in the last year. While content costs continue to rise, production efficiencies and overall tight cost measures have enabled us to manage down cost and pass on as much of the cost savings to our customers in the form of lower set-top box prices and the provision of yet more services.

Nevertheless, we found it prudent to implement a RM5 rate increase from end-May 2004, a modest increase that is well below the average rise in the consumer price index for the last few years. We are confident that our rates remain very affordable and offer value for our subscribers. We remain committed to continuing our substantial investment to improve choice and content and to subsidise set-top boxes to enable even wider access to our services.

Churn, or the number of subscribers leaving the service, was maintained below 8% for the financial year, which is among the lowest in the industry. We are working closely with our vendors to put more effective measures against churn caused by piracy of our decoder cards. We are grateful, in this regard, for the support of the Malaysian Communications and Multimedia Commission and other relevant government departments and agencies in stemming proliferation of these cloned cards and other unauthorised reception of broadcast signals.

TV airtime sales rose to RM91 million from RM83 million, representing 12.2% of total gross TV advertising expenditure. With our ability to deliver niche target audience demographics, we envisage further growth in this business, consistent with the growth in the TV industry advertising expenditure.
To conform with local advertising guidelines, we have developed systems and skills, at a cost of some RM150 million, that allow us to effect real-time editing and insertions of made-in-Malaysia advertisements to replace international advertising, thus providing opportunities for further growth of the Malaysian TV advertising industry.

Capital expenditure of RM34 million in the last financial year was focused on infrastructure maintenance and automation upgrades. For the current year, the focus is on laying the framework for a significant expansion of our channel offerings, and on improving our customer relationship management capabilities. We will make additional investments to enhance our redundancy infrastructure to protect our growing revenues and shareholder value. These strategies will require capital expenditure of some RM120 million for the current financial year.

RADIO

The success story of our Malaysian Radio business continued in the year under review. Total listenership grew to 8.7 million with ***ERA*** and ***MY FM*** retaining their pole position in their respective Malay and Chinese segments and ***hitz.fm***, ***MIX FM***, ***Light & Easy*** taking the top, second and third ranking in the English categories. In addition, ***ERA*** achieved the number one overall market position with a total market share of 28%.

We are well-positioned to help grow the industry. With the resources that we have invested to date, at a cost of RM100 million, new services can be rolled out very effectively through our facilities at incremental cost, without having to duplicate investment in radio infrastructure. In March 2004, we entered into an arrangement to provide programming and airtime sales and marketing support for a new station, ***Sinar FM***, for a third party licensee.

Focused segment advertising sales and marketing have enabled us to secure a 74% share of the advertising spend on radio and translate these strong listener results into a 21.8% increase in overall revenues, well above the radio market total growth of 9%.

Our world-class digital radio facility allows us to gain significant synergies across our stations and to offer innovative cross-media initiatives through our popular websites and the Astro multi-channel television platform as well as on-site activities through our unique *On-Air, Online and On-Ground* propositions. Coupled with tight rein on costs, this has translated into improved EBITDA margins of 43.4% or 7.3 percentage points over that of the previous year.



RM 4.6 billion
invested in infrastructure, multimedia content and customers

In India, ***AAMAR FM*** and ***POWER FM***, the two FM stations for which the Group and its Indian partners provided airtime sales services and studio infrastructure, commenced operations in May 2003, with the focus on building our expertise in the Bengali language. While both these stations and the overall radio market in India are still in their infancy, we are very pleased with the progress made.

CONTENT

i Library and Distribution – Celestial Pictures

We acquired Celestial Pictures in August of 2003 to provide the Group with a valuable addition of a unique Chinese content library. The 760-film library that Celestial purchased from Shaw Brothers, is being digitally re-mastered, with over 200 titles completed to date.

These films have formed the backbone of the Celestial Movies channel, now broadcast in 6 countries and accessible to over one million viewers, and a global home video distribution business currently spanning 20 countries. The expansion of both the channel and video distribution business has seen revenues grow from RM8.3 million to RM36.3 million. Although Celestial recorded a loss of RM53 million before interest, tax and depreciation, principally due to amortisation of its library, this was within expectation. As a start-up, Celestial will continue to make losses for the next two years, albeit at lower levels, as it rolls out its infrastructure to promote and manage global distribution.

ii Multi-Lingual Television Content

We spent some RM100 million in the last financial year on local content of different genres, including production of local news as well as subtitling and dubbing to localise foreign content to provide subscribers with the opportunity to view the programmes in the language of their selection.

We have been very successful in developing a whole range of local productions, from talent quests for the various vernacular groups, beauty pageants and kids and game shows to drama serials, live chats and of course, reality TV. Many of our programmes are now licensed to free-to-air terrestrial stations in Malaysia or exported to the region.

Consistent with our objective to export Malaysian intellectual assets, we are also working with Bernama, the Malaysian national news agency, to develop options for regional distribution of our news and infotainment products.

iii Malay Film Production

Our award-winning feature film business has produced 11 movies to date, including three that were released last year. The highlight of the year was its box office hit ***KL menJERIT***, for which it received 10 film industry awards. In the past year, Astro Shaw and Tayangan Unggul, our film production and distribution business, have garnered some 20% of attendances as well as of box office receipts. Improved sales from video have assisted in cost recovery, while production efficiencies have improved profitability. We plan to produce and release four local films and to co-produce two films with regional partners over the course of the next 12 months and are looking to exhibit these films in the region.

iv Interactive Content

Multimedia Interactive Technologies was set up to develop, aggregate and deliver innovative interactive content and functionality over our multimedia platform, leveraging particularly on our subscribers, radio listeners and the 11 million subscribers in the rapidly growing mobile telephony market in Malaysia. The past year has seen the very successful launch of Short Messaging Service (SMS) voting for our various talent shows and the introduction of three dedicated interactive channels that allow viewers to chat, select their music videos and play games using the SMS functions on their mobile phones.


Samsung X600A

Radio ***On-Air***, ***Online*** and ***On-Ground***



Celestial owns the 760-film Shaw Brothers library, including classics like ***Come Drink With Me***


Rosyam Nor
Nisdawati
Faizal Hussein
Danny X Factor
Saiful (Apek)
Liza Hanim
Hasnul Rahmat
Dato Rahim Razali
Cinta tak kan datang, kalau tak dicari...
Cinta tak kan dapat, kalau tak memberi...
BADE HJ. AZMI

01

In January 2004, we launched video streaming for the 2.5G network with Maxis Communications Bhd, a sister company and the leading mobile telecommunications service provider in Malaysia, using our content and streaming platform.

Shareholders have previously been advised of the arrangement for us to acquire up to 25% share of a joint-venture with Maxis to own and operate 3G spectrum. This joint-venture is expected to become operational in the near future and will also enable us to actively develop and distribute advanced data products and services in partnership with Maxis.

v **Animation**

During the last financial year, the Group acquired PASI, the leading animation house in the Philippines and one of the world's largest independent animation producers, to add to its collection of intellectual assets and skills. The acquisition provides us an opportunity to complement our content origination expertise and participate in the growing global demand for animation products and services.

PUBLICATIONS

Our publication business unit continues to grow with the launch of ***V Mag*** English edition last year. It also publishes Malaysia's largest circulation magazine, ***Astro Guide***, for the multi-channel TV business, with over 1.3 million copies and potential readership of more than 5 million readers each month. More recently, we added a new Chinese family entertainment magazine, ***iFEEL***, to our magazine stable. The group also has a 30% interest in TVB Publishing Holding Ltd, which publishes and distributes the leading entertainment magazine TV guide in Hong Kong. We continue to seek opportunities to generate better advertising revenues from the increasing penetration and reach of our various publications.

TALENT MANAGEMENT

To leverage the talent rights regularly created by our cross-media business units, we established Maestro Talent and Management to identify talent for development over our various media platforms and on other medium. It kicked off with 11 talents nurtured through ***Akademi Fantasia***, our highly successful reality TV talent quest, and currently manages 13 with the number expected to grow further in the current year.

FINANCIAL RESOURCES & DEVELOPMENT

Our IPO in October 2003 raised RM1.92 billion, of which RM800 million has been used to retire debt securities to date. Net cash at the end of the financial year amounted to RM509 million. We expect the sustained momentum from our businesses to generate strong free cash flows in the future. We are now reviewing various options to optimise our balance sheet to achieve a capital structure consistent with a growing business, taking into account efficient utilisation of our growing free cash flow, cash and debt levels and our capacity to lever.

We foresee continued revenue growth on the back of 250,000 to 300,000 net new residential subscribers while maintaining churn levels at below 10% within our multi-channel TV business. We also expect non-subscription revenues to continue to grow through our various advertising medium. Overall margins will improve as we achieve

02


astroguide
astroguide
astroguide
astroguide
V
iFEEL
SAMMI RETURNS

03

01 Award-winning feature film
02 Nurturing new talents on the many ASTRO platforms
03 Expanding our range of publications



better unit cost of content and subscriber acquisition in our multi-channel TV business, and extract further efficiencies and economies from our expanding scale of operations.

KEY CHALLENGES & FUTURE DIRECTION

We believe there exists significant opportunities for us to grow our domestic market and services. In particular, we are planning new premium and pay-per-view services, and lining up additional content for the rapid expansion of our multi-channel TV services that will be possible with the new transponder capacity that will become available next year. The launch of Measat 3 by satellite owner and operator MEASAT Global Bhd will provide us with additional high-powered Ku-band capacity with a footprint over Malaysia, Indonesia and much of South-east Asia. In this regard, we are developing opportunities for Malaysian and regional producers and broadcasters to aggregate niche content and intellectual assets for distribution over our platform to avoid duplicate investments in infrastructure and cost to acquire customers.

"Our people, from across all our business segments and countries, have proven themselves to be high quality individuals who can work together in dynamic teams to set and achieve stretched targets and goals."

We will continue to actively track and tap the latest technological advances and developments that would enable us to provide innovative services and products on our expanded channel offerings, including the integrated personal video recorder which will facilitate greater storage capacity in the set-top box.

We will also expand our Malaysian radio operation by launching at least one more new station as soon as we receive the necessary frequency allocations from the Regulator, and continue to look for opportunities that allow us to leverage on our unique abilities to bundle our TV, radio and other media services. We are also looking to expand our radio business in the region, particularly India and Indonesia, and in other areas in partnership with Austereo, the leading Australian radio operator with whom we have cultivated an excellent working relationship.

We expect rapid expansion for Celestial's video distribution business while its movie channel will launch in more markets during the next few months, including Korea and Thailand. In China, we are working closely with the State Administration for Radio, Film and Television to leverage on our respective infrastructure, library assets and skills to produce and aggregate content for the global market. In addition, we expect to shortly launch the Celestial Movies channel in upscale hotels and apartment compounds across the country, ahead of broader distribution over cable and other networks.

We will continue to invest substantially in local language content. Our expertise in Malay, Chinese, and Indian language content positions us well to expand regionally and globally, as the right opportunities evolve. We are actively looking at these opportunities to drive growth and profitability outside of Malaysia. In the course of the next 12 to 18 months, we hope to formalise joint-ventures or arrangements with strategic partners to expand our multimedia activities in the larger Malay and Chinese-speaking territories. As always, we will be looking at early return of profitability and cash flow, consistent with our investment criteria, in activities where we can apply our core competencies.

CORPORATE GOVERNANCE

Whilst our results and targets revolve around continued revenue growth and improved profitability, this has been done, and will continue to be done, in an environment of prudent financial management and high standards of Corporate Governance. We have put in place a framework which will enable management and the Board to execute and be measured against best practices in these very key areas.

ACKNOWLEDGEMENTS

Our outstanding achievements to date have only been possible because of the quality and dedication of our people. As well as delivering rapid business growth, we have assimilated several new businesses into the Group whilst at the same time, prepared for and executed our IPO. Our people, from across all our business segments and countries, have proven themselves to be high quality individuals who can work together in dynamic teams to set and achieve stretched targets and goals. These qualities and attitudes will drive and contribute to continued growth of our business into the future.

I must also express our deep gratitude to the Malaysian Communications and Multimedia Commission and the Ministry of Energy, Water and Communications, our regulatory authorities, and to the Ministry of Finance, the Ministry of Information, and the various Malaysian government agencies for their encouragement and support through the years. We look forward to their continued support and guidance.

Finally, I would like to thank our shareholders for their strong belief in the management team, our business partners for their support and my fellow board directors for their counsel and guidance. Most of all, I must thank all our customers – our subscribers, listeners, cinema and video viewers, our global internet and chat room visitors and mobile content users – for being part of our growth.

Ralph Marshall

about multi-channel TV

astro™
making your life richer




KUNCI

01 02

6 million viewers in 1.4 million homes and establishments



PROVIDING CHOICE AND RELEVANCE

In our business, content is key. By offering both choice and relevance, we have been able to drive rapid growth in our multi-channel TV subscription business. From 22 channels in 1996, we now have 51 channels serving a wide mix of foreign and local programmes to appeal to our multi-ethnic, multi-lingual Malaysian audience.

We added seven channels during the last year, including ***Astro Prima***, a Malay variety channel, ***Shuang Xing***, featuring Chinese entertainment and ***Celestial Movies***, an all-Chinese movie channel. We also premiered ***Astro HITZ.TV***, an interactive music TV channel leveraging off our ***hitz.fm*** radio brand, and ***Astro TVIQ***, an educational channel as well as ***Astro@15***, an SMS chat channel.

In the year ahead, we will continue to increase our programme offering with the addition of new satellite capacity. We plan to offer up to 50 more channels with a variety of entertainment and value-added services that cater for all sectors of our viewing audience. We will also invest more in developing local content for our own Astro-packaged channels, including programmes produced in-house. Last year, we produced some 800 hours of entertainment programmes, as well as the regular ***Astro News*** bulletins, and we expect to expand this to 1,200 hours this year.

Our subscription packages are designed to provide maximum choice for the subscriber allowing varying price points that leave the ultimate selection up to them. Starting at a basic package price of RM49.95 per month for 26 channels, this allows the customer to choose from the wide range of channels, including the key vernacular channels and selections of learning, news, sport, variety, music, fun and movies.

Among our local productions, the highlights of the year were undoubtedly the huge hit programme ***Akademi Fantasia***, as well as our long running but highly popular ***Astro Talent Quest*** and ***Vaanavil Talent Quest*** and our ***Miss Astro Chinese International Pageant***. We also hosted the ***International Tamil Film Awards 2003***, held in Malaysia for the first time, while ***Roda Impian***, Malaysia's top game show, celebrated its 1000th episode with great fanfare.

To commemorate the launch of Celestial Movies in March last year, we organised ***A Tribute to Chinese Movies***, a major variety spectacular broadcast live in front of an audience of several thousands. Meanwhile, Malaysians remain glued to the happenings at ***Astana Idaman*** and ***Homecoming***, Malaysia's favourite soap and the longest running local Chinese sitcom respectively. Chinese TV favourite mascot, ***Bei Bei***, continues to host the first and only Chinese children's programme to be produced locally.

Broadcast control centre
Behind the production scenes
Astro Fair 2003 : there's something for everyone


astro

our commitment to local content

astro™
making your life richer


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Anita
800 hours in local programmes created last year
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- *Anugerah ERA 2003* Awards
- *Akademi Fantasia* concert
- *Dari Studio 1*, live concert
- *Anita*, chat show on women's issues
- *Kunci Khazanah*, game show
- *Astana Idaman*, Malaysia's favourite soap



01

introduced **7** new channels **in year 2003**



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03



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05



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Roda Impian, longest running game show in Malaysia

Astro Talent Quest

Astro Kids Talent Quest

Miss Chinese International Pageant

International Tamil Film Awards

Astro Vaanavil Talent Quest



LEARNING



SPORTS



NEWS



DYNASTY



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astro
32888

02

During the year, several new shows were also launched, including ***Anita***, an Oprah-like talk show featuring local celebrity singer Anita Sarawak as well as live talk shows. We also introduced new serials ***Sanjivani*** and ***Des Mein Nikla Hoga Chand*** which drew a huge following.

A new season is also planned for ***Casa Impian***, a show to help viewers build their dream homes in the most cost effective way. New programmes in the pipeline include more games and reality TV shows, including one that tracks the lives of celebrities, and a new Bollywood music TV programme.



02

Akademi Fantasia, our most expensive production to date, was also our most successful show ever, garnering over 5 million SMS during its 9-week run last year. The programme showcased a range of new Malaysian talent who were tutored in the ***Akademi*** on their road to fame. Astro viewers were invited to vote for their favourite aspiring artiste leading to a spectacular final concert and winner. ***Akademi Fantasia 2***, which will run from June 2004, promises to be bigger and better, going by the tremendous response at its auditions.

The success of our local productions has enabled us to licence our shows to free-to-air stations and TV channel carriers in Malaysia, Singapore, Indonesia, India and Hong Kong.

We have also featured a wide variety of popular foreign drama serials, particularly from Hong Kong, China and India as well classic and blockbuster movies and major sporting events, including the English Premier League football and the 2003 World Cup Cricket.

We remain committed to increasing the quality and variety of programming available to the Malaysian consumer and will launch new channels in the coming year to create greater choice for our customers. In addition, investment is being made in the next generation of Personal Video Recorders which



FAMILY



VARIETY



MOVIES


CARTOON
NETWORK

FUN

will greatly enhance the way viewers interact with their favourite programmes and channels. We will continue to invest and innovate in order to enhance the popularity of the service.

INTERACTIVE TV: FAST MOVING CONTENT

The Group's multimedia interactive business segment is fuelled by the increasing mobile connectivity seen in Malaysia. This segment already develops and runs innovative interactive content and functionality for the Group's multi-channel television business, FM radio stations and for other telecommunications and financial services companies.

In particular, it has enabled us to launch a number of interactive programme concepts such as SMS voting for ***Akademi Fantasia*** and puzzle solving for ***Roda Impian***. Similarly, our TV chat channels allow users to post SMS and MMS messages on the programmes being shown on TV. ***Astro HITZ.TV*** interactive channel has generated over one million premium chat messages since its launch in October 2003 while chat channel ***Astro@15***, which was launched in July 2003, has collected about 3.5 million premium chat messages to date.

Applying available technologies, the Group has also built a mobile content download platform that delivers Astro content and other content from local and international content partners – from ringtones, pictures, audio and video files – across varied mobile formats like SMS, MMS, WAP and JAVA to a host of new media devices.

We have also launched a mobile video streaming solution on the 2.5G networks in partnership with Malaysia's largest mobile operator, Maxis Communications Bhd, with plans for similar roll-out to other mobile operators in the country. Subscribers can access ***CNBC***, ***Astro HITZ.TV***, ***English Premier League*** video and a host of other programmes and promotional content on their mobile phones. These will be further enhanced on the 3G networks that operators will commercially deploy in the near future.

MARKETING: BEYOND THE BOX

Our successful re-branding exercise in July 2003 brought with it a shift in marketing strategy and perception of the service. We have moved to an emphasis on the value of the service offer, with a stronger focus on the customer rather than the technology used to provide it.

Our retail network of over 1,600 outlets are now incentivised to up-sell subscription packages which will boost ARPU as well as subscription growth. Subscriber growth has also been fuelled by Partnership campaigns with Mastercard, Maxis, Proton and the Ministry of Education and through direct sales initiatives such as the well-received Astro Fair held last August.



01 51 channels to 6 million viewers
02 Multimedia interactive team @ play
03 Engaging our retailers


astro

RM**1.6**billion

to subsidise subscribers, including RM270 million in set-top box subsidies in the last financial year

The Partnership campaigns and direct sales initiatives brought in 40% and 30% respectively of new subscribers with a further 20% from retail outlets. Following the good response to our direct sales efforts, more staff will be recruited this year to increase our focus on direct marketing opportunities. Through continued focus on value and affordability, we will continue the rapid expansion to make the service relevant for every Malaysian home.

To date, we have invested more than RM1.6 billion to subsidise subscribers, including RM270 million in set-top box subsidies in the last financial year, to make the service affordable for everyone. Since its introduction in 1996, the retail price of a box has fallen 81% from the original RM1,500 to the current RM299, as we passed on the cost savings in manufacturing the box.

During the year in review, we added 298,733 subscribers, representing a 45% increase in net additions year-on-year and a 30% increase from the base a year ago. Penetration of the second box, now in 48,000 homes or just under 4% of TV homes, is expected to continue to grow.

CUSTOMER SERVICE: WINNING WAYS

Customer service is one of the key building blocks to growing our business and to minimising our churn rates. A friendly and efficient team of 250 staff, operating 18 hours a day, seven days a week, manages up to 20,000 calls a day to service the needs of some 1.3 million residential subscribers.

Our customer service representatives are trained to handle a wide range of queries from billing to programming information support and beyond. The subscriber management team also uses the opportunity


01


02

Taking care of your needs
Programming team – making your life richer
Real time editing on turnaround channels

to up-sell packages to existing subscribers while a dedicated Winback team focuses on re-connecting customers who left our service, with 85 to 100% success.

In the current year, RM38 million will be invested in a new customer relationship management system which will enhance the way in which we are able to communicate and respond to our customer needs.

03



TECHNOLOGY: GEARING UP FOR ADDITIONAL CAPACITY

Astro operates from one of the most sophisticated digital platforms in the world. Within the 350,000 sq ft All Asia Broadcast Centre complex in Technology Park Malaysia is the broadcast control centre as well as 7 television studios, 20 radio studios and facilities for post-production, editing, graphics, dubbing and subtitling.

Following the initial large set-up costs, normal maintenance capital expenditure now averages around RM40 million a year, with the current focus on upgrading and expanding the broadcasting functions to support the rollout of additional channels and interactive services.

These include a new local channel automation system that will cater for future migration to an all-server broadcast operation. Our network presentation unit has also benefited from the introduction of additional content control channels with a more modern and flexiblé network and editing interface. The conditional access system, originally specified in 1998 for a maximum of one million subscribers, is now being replaced with a platform capable of serving our rapidly growing subscriber base.

Our ability to survive a major disaster at the All Asia Broadcast Centre has been enhanced with the construction of a reserve broadcasting facility in Langkawi which is now fully operational. The current focus is on developing a full recovery offsite back-up broadcast infrastructure to further enhance our redundancy capabilities.

FOCUSING ON OUR CUSTOMERS

Our television business continues to grow rapidly as we focus on the needs of our customers and the entire Malaysian viewing market. We will continue to offer a wide range of quality services to enhance the viewing experience for all Malaysians and look forward to a period of substantial growth. We will expand our provision of high quality and relevant local productions across all of our channels and will continue to provide heavy subsidies for our set-top box and viewing equipment so we can make our service affordable to all sectors of the community.

The staff and management of our company remain committed to the provision of first class service in all aspects of our business. From programmes on air, to customer care and the provision of the day-to-day administrative services, we will concentrate on delivering a high quality of service to our staff, our suppliers, and most importantly, our customers.



one of the most sophisticated digital platforms in the world

AIRTIME MANAGEMENT & PROGRAMMING




Rentak
Muzik

no. 1 malay and chinese

and number 1, 2, 3 english

radio stations in Malaysia



60 transmitting stations reaching out to 8.7 million listeners each week





GROWING WITH FORMAT RADIO

In 1997, Airtime Management & Programming Sdn Bhd (AMP) introduced format-specific programming, a new concept to commercial radio in Malaysia. It has never looked back since.

Today, its five top-ranking genre-based terrestrial FM networks, ***ERA***, ***MY FM***, ***hitz.fm***, ***MIX FM*** and ***Light & Easy*** broadcast through 60 transmitting stations in 12 cities and towns across the country and reach some 8.7 million listeners or 45% of all radio listeners every week. An additional 24 transmitting stations for two new networks are currently being installed.

Since the launch of AMP, the radio advertising market has doubled to reach 4.4% of total advertising expenditure, with AMP accounting for 74% share of the radio share. Compared with other more developed markets where commercial radio typically accounts for anything from 8 to 12% of total advertising spend, radio's share of the media pie can only grow further in Malaysia as we continue to create and expand services for new audience segments.

Sinar FM, a Malay-language station, was launched in Klang Valley in March 2004. Soon to be available nationwide, ***Sinar FM*** is designed to appeal to the 35 to 55 years age group, currently an under-served market segment. Approval was recently granted to launch an additional terrestrial FM radio network.

Along with the current six live terrestrial national FM networks, AMP also broadcasts 10 themed digital satellite music channels on the Astro platform from the Company's state-of-the-art, digital studio complex in Kuala Lumpur, backed by a professional team of 220 employees.

Customised digital technology has enabled AMP to further expand its revenue sources by giving the networks a unique, real-time local insertion capability to deliver regional-based advertising to listeners in separate, pre-defined geographical regions, thus allowing small and medium sized companies to reach customers at affordable local advertising rates.

In addition, some RM2 million is invested each year on market research and development to better understand listeners' habits and needs. Focus group findings and feedback from our Listener Advisory Boards are also incorporated to create, fresh, innovative programming of high appeal.


the nation's top
the top ranking
02

Market leader
with 45% listening share and
74%
of Malaysia radio advertising expenditure

www.era.fm



ERA, playing contemporary Malay music, is Malaysia's top radio station with 5.6 million listeners a week or 43% of the Malay-language radio listeners.

CROSS-PLATFORM BRAND EXTENSIONS

The huge success of our top rating stations has provided us immense opportunities to extend our radio brands across other medium and create new markets and revenue streams. Riding on Malaysia's top radio station ***ERA***, "***Anugerah ERA***" is now one of Malaysia's top award shows. ERA also has one of the most active local entertainment websites with 61 million page views last year.

The recently launched ***Astro HITZ.TV***, an interactive TV channel aired on Astro's multi-channel TV service, is popular among younger viewers and generates a daily average of 10,000 SMS. AMP's ***Xfresh*** Teen Community website, launched in January 2001 as a stand-alone brand, has already attracted 140,000 members in the fickle and competitive teen segment.

AMP also packages commercial airtime with on-ground promotions and internet advertising across its network of stations. ***Light & Easy's*** "Bunch for Lunch", an event regularly hosted at popular restaurants, invites listeners to enjoy a free lunch and meet their favourite announcers. These ground events enhance the listening experience and provide advertisers an additional channel as the promise of free product giveaways inevitably attracts large crowds.

This highly effective combination – commercial airtime, on-ground promotions and internet advertising – allows media bundling seamlessly across AMP radio networks and is a key factor supporting the growth seen in advertising rates. To further optimise advertising effect and efficiency, new rate packages were introduced in April 2003 encouraging excess demand to be re-directed from heavily-booked networks, to those with lower demand.



www.my.com.my

MY FM, showcasing contemporary Chinese music, tops the Chinese-language stations with 2 million loyal listeners weekly or 35% of all Chinese-language radio listeners.

www.hitz.fm



hitz.fm with today's top hits has consistently retained its position as the Number 1 English station with 1.3 million listeners weekly or 54% share of English-language listeners.

MIX FM, serving adult contemporary music, caters to the sophisticated, modern under-40s and reaches 588,000 listeners a week.



www.mix.fm

TAKING FORMAT RADIO OVERSEAS

On the back of its successful domestic expansion, AMP has plans to grow regionally. The Group together with its local Indian partners provides airtime sales, studio facilities and consulting services to ***AAMAR 106.2FM*** and ***POWER 107.8FM*** in Kolkata, India and its alliance with the successful Austereo Group of Australia will provide further revenue growth opportunities. Other potential growth markets being explored are Bangladesh, Thailand, Indonesia and Vietnam.

www.lightradio.com.my



Light & Easy playing soft adult contemporary is the station of choice amongst professionals with 524,000 listeners a week.



www.sinar.fm

Sinar FM, launched in March 2004, plays contemporary Malay music for the under-served 35 to 55 years age segment.

about content





- Celestial Movies presents the best in Chinese movies
- Re-mastering the old masters
- [illegible] titles from the Shaw Brothers Library
- *Come Drink with Me* – before and after re-mastering





千機變



Largest Chinese film library

760 films

produced by Shaw Brothers from the 1950's to the 1990's

HEAVENLY TREASURES

Celestial Pictures is uniquely placed to capitalise on the growing worldwide interest in Asian cinema.

The corner stone of Celestial's business is the 760-film library produced by Shaw Brothers from the 1950s to the 1990s. Most of these film treasures have not been exploited on other distribution medium after their initial theatrical release. Celestial Pictures is transforming these films into several revenue streams from video distribution and pay-TV channels to theatrical re-releases, remakes and even ring-tones.

But first, there is that delicate task of handling negatives that have aged 30 to 40 years in some cases. In an exercise that will take five years in all, these Shaw classics are now lovingly being rejuvenated in a high-tech digital process – involving up to 20 intricate, meticulous steps – by staff working around the clock.

After a photochemical wash to heal damage, remove dirt and stains, state-of-the-art digital restoration applications are used to painstakingly clean up scratches, splice marks and other imperfections on each of the approximately 150,000 frames that make up one film. The films then go through another rigorous digital audio process to enhance the soundtracks.

To date, more than 200 of these classic titles have been fully restored and re-mastered to standards far higher than those enjoyed by audiences during the films' initial releases in cinemas. These films now form the base of Celestial's international distribution business and its flagship Celestial Movies channel.

In 2003, Celestial Pictures signed a deal with Miramax to distribute 50 titles on home video in the USA, Canada, UK, Australia and New Zealand. Other agreements were signed with key distributors in Europe and Latin America. As at the end of the last financial year, 163 titles have been licensed for distribution in 20 territories including Asia's key markets: Hong Kong, mainland China, Singapore, Taiwan, Thailand, Indonesia, Malaysia, Korea and Japan.

Launched in March 2003, Celestial Movies is now available to more than one million viewers on multi-channel television platforms in Malaysia, Brunei, Singapore, Indonesia, Hong Kong and Australia.

Backed by the largest Chinese film line-up of over 1,300 titles, including 170 Golden Harvest productions from the 1990s, the Celestial Movies channel showcases the best of Chinese movies and other Asian movies. Apart from the Shaw Brothers films, which comprise 30% of the channel's content, Celestial Movies also features recent blockbusters as well as first-run features from mainland China, Japan, Korea, Taiwan and Thailand.

Remakes and sequels of Shaw Brothers films are a potential source of revenue. Miramax Films of the United States has an option to produce Hollywood-style remakes of some of the Shaw Brothers' titles. Negotiations are on-going with other regional and international studios on remakes and sequels as well. Other business opportunities include merchandise licensing, video games, posters, animation, as well as ring-tones and multimedia messages for mobile phones.

In China, a vast market of 300 million TV households with a rapidly growing and liberalising TV advertising market, Celestial is pursuing various opportunities such as the commercial management of television airtime. It expects to secure the necessary approvals for distribution of Celestial Movies channel in upscale hotels and apartment compounds across the country very shortly, and for wider distribution over cable and other networks later.

Together with ASTRO, it is also actively exploring collaborative ventures with the State Administration for Radio, Film and Television and its other media-related organisations. In particular, it is looking at opportunities where it can leverage on its expertise in aggregating and distributing content, such as made-in-China infotainment programmes, for distribution over the Astro platform in South-east Asia and on other medium elsewhere.


梁山伯與祝英台
江山美人
少林三十六房
02
03
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about malay film production

HITTING THE BIG TIMES

It has been a memorable year for Astro Shaw and Tayangan Unggul (TU), our filmed entertainment production and distribution units.

Four films were released during the year, including the box office hit *Laila Isabella*. Starring Rosyam Nor and Nasha Aziz and directed by Rashid Sibir, it grossed RM2.25 million in box office receipts. *Diari Romeo*, written by Aziz M. Osman, provided us the opportunity to introduce many new film artistes and tapped the teen market while *Trauma*, a suspense thriller with Amy Mastura and directed by Aziz M. Osman, marked the introduction of Dolby Digital 5.1 sound into TU films.

TU also launched three films, including *Berlari Ke Langit* directed by Badaruddin Azmi and starring Rosyam Nor, newcomers Fasha Sandha, Siti Elizad and featuring artistes groomed by TU such as Hasnul Rahmat. The other two are ***Cinta Luar Biasa*** and ***Gangster***.

Cinta Luar Biasa, directed by Rashid Sibir after his successful ***Laila Isabella***, stars Saiful Apek and Nasha Aziz. ***Gangster***, starring Rosyam Nor and Siti Elizad, was TU's foray into big-budget action drama and is directed by Badaruddin Azmi of ***KL menJERIT*** fame. Continuing on our cost control initiatives and through efficient management of the production process, budgets were kept within RM1.3 to RM1.9 million per film.

The year also saw the successful sale of video rights, a reflection of the industry confidence in TU films which enabled us to quicken the investment return and lessen our dependence on the box office. Typically, TU films recover some 60% of the budget from non-theatrical revenues of which video is one.

The highlight of the year was undoubtedly the recognition we received from the industry for ***KL menJERIT***. At the 16th Malaysian Film Festival in April 2003, TU clinched the Best Film award for ***KL MenJERIT*** along with 7 other awards, making it one of the biggest hauls for a single picture in the film festival history. The other awards include Best Director for Badaruddin Azmi and Best Actor for Rosyam Nor. Adding to these kudos, ***KL MenJERIT*** also won 2 awards for Best Director and Best Actor, while ***Idola*** secured a Best Newcomer award for Sharifah Aleya at the 6th Anugerah Skrin in August 2003.

For the current financial year, we plan to produce four local films and two regional features and release four movies with the target of reaching 40% of box office receipts for Malay films.


KL menJERIT clinched
industry
including Best Film at the
16th Malaysian Film Awards
The suspense thriller, Trauma,
marked the introduction of Dolby
into Tayangan Unggul Films

about publications


astroguide
SAMMI RETURNS

Circulation of 1.3 million copies and readership of 5 million, the *Astro Guide* is Malaysia's most widely circulated magazine

EXPANDING REACH

Our publications business complements the Group's core multi-channel TV operations, and provides yet another channel for generating advertising revenue and cross-media promotion activities.

Astro Guide, the monthly TV guide distributed to over 1.3 million subscribers with potential readership exceeding 5 million, is Malaysia's most widely circulated magazine. It is available in three editions, for Dynasty and Non-Dynasty package subscribers, as well as a recently-launched hotel version, which goes to some 50,000 hotel rooms, providing advertisers an opportunity to reach their target market segments.

V Mag, the Group's flagship monthly urban leisure and lifestyle magazine, is targeted at the high disposable income 24 to 35 age group. The Chinese-language edition hit the stands in March 2002. This was followed by the launch of an English-language version in April last year which provided us a platform for joint promotions and cost savings as some of the monthly content can now be shared.

Most recently, in May 2004, we launched ***iFEEL***, a monthly Chinese family entertainment magazine which draws partly on our synergistic relationship with ***TVB Weekly***, a publication in Hong Kong. ***iFEEL*** magazine covers entertainment and celebrity news from Hong Kong, Taiwan, China and the region, including Malaysia and articles of readers' interest ranging from home decorations to feng shui. The magazine is available at a special price to Astro subscribers.

Moving forward, we intend to grow our range, including a Malay-language version, to expand our reach in the print media segment.

about talent management

WORKING TALENT

Maestro Talent and Management was set up to support and promote newly-discovered young talents beyond their winning moments. Specifically, talents such as those created through our highly successful reality TV talent show, *Akademi Fantasia*, and other Astro medium as well as the entertainment industry in general.

Established in August 2003 with divisions in talent management, music recording, music publishing and event management, Maestro is well-placed to grow and manage these talents and place them through our TV, radio and film entertainment units. This is very much in line with the Group's strategy to create content that is relevant and exciting.

Maestro presently manages 11 Akademi Fantasia artistes and an Astro Miss Chinese International pageant winner. The recent addition of Indonesian recording artiste Yanti Aryanto brings the talent pool to 13 with plans to double this number in the current financial year.

Maestro's revenue stream comes mainly from sales of CDs, VCDs, DVDs and public performances, endorsements and sponsorships. Since its launch in August 2003 Maestro's young stars have performed at three sell-out concerts, including one in front of 100,000 fans at the Sabah Merdeka concert in September.

To date, Maestro's talents have appeared in 113 shows and performances, 36 television appearances, 54 media interviews and sold more than 60,000 albums from six releases.

Future revenue generating activities include concerts, shows, television production and in the long term, intellectual property rights. A CD album by *Akademi Fantasia* runner-up Khai was released in April 2004 with 12,000 copies sold within two weeks of release. In the works are more releases by the other participants with plans to export these talent rights to Brunei, Singapore and Indonesia.


Akademi Fantasia
KHAI
Merdeka Concert in Sabah with 100,000 fans
Miri Concert in Sarawak with 10,000 fans
Jerudong Park Concert in Brunei with 15,000 fans
Maestro's talents have appeared in
113 shows
and sold more than
60,000 albums from six releases

about animation


PASI

Best Animated Television Series
at the 1999 Annecy International Film Festival for *Kampung Boy*

BRINGING TO LIFE

The last fiscal year has been a busy one for the Philippine Animation NV Group (PANV) having produced several half-hour episodes under its brand name 'PASI'.

This includes 26 half-hour episodes of the TV series ***My Dad the Rockstar*** for Corus Entertainment/Nelvana Ltd Toronto, 13 half-hour episodes of ***Silverwing*** for Bardel Entertainment, Vancouver and 13 half-hour episodes of ***Moville Mysteries***, a co-production with Corus Entertainment/Nelvana Ltd which was aired on Fox Kids USA. ***Moville Mysteries*** received a nomination for Best Children's or Youth Fiction or Series Program at the 18th Annual Gemini Awards.

It also added 3 direct-to-video features to its portfolio of animated shows and is currently producing a 72-minute theatrical feature of the classic book ***Heidi*** for Telemagination UK and TV Loonand, Germany.

The company's prolific high quality output has been recognised worldwide with several awards, including Best Animated Television Series for ***Kampung Boy*** at the 1999 Annecy International Film Festival, a nomination for **Kong**, at the 2001 seven d'Or Awards in France, and Best Primetime Animated Series at the 2001 World Animation Celebration for ***Bob and Margaret***

With more than 400 half-hour animated programmes to its credit, PASI is Philippines' leading animation studio and one of the world's top animation service providers with the capacity to produce up to 52 episodes of fully-animated series and, since 2003, up to 26 flash animation shows annually.



Best Primetime Animated Series
at the 2001 World Animation Celebration for *Bob and Margaret*

about our staff


BROADCAST
COMPUTER
ROOM

THE ASTRO FAMILY

2003 was a busy and exciting year for us.

We expanded staff strength, upgraded skills, implemented change management programmes, introduced new benchmarking schemes for internal equity and planned for a systems upgrade that would support our growing businesses even as we prepared for the Initial Public Offering of our shares.

Our staff strength increased to 1,904 from 1,816 the previous year, as we grew our sales force and call centre staff to drive sales and to service our rapidly growing subscriber base.

To underpin these marketing efforts, we held a series of intensive experiential training sessions to motivate and make each staff an ambassador for our brand values: ***professional***, ***celebrating***, ***progressive*** and ***bold***. The internal campaign, which focused on "Exceeding Customer Expectation through Extraordinary Performance", was pivotal to the highly successful Astro rebranding exercise held in July 2003.

Through the year, we conducted approximately 4,900 hours of training for all levels of staff aimed at developing key competencies, improving technical and functional skills and enhancing IT literacy. In all, the Group invested some RM2.3 million in 2003 on training. The intranet has now become the focal point of information for all staff and this development will be further accelerated in the current year as we implement a system upgrade to support greater staff empowerment. As in previous years, we also provided opportunities for undergraduates from local universities to undergo familiarisation programmes with our Publications, Production and Programming Departments as part of their industrial training.



We believe that employee engagement leads to better customer satisfaction and to emphasize this, we conducted our second employee opinion survey in November 2003. The employee engagement index recorded a marked improvement in the communication and awareness of the company direction. We also recorded stronger leadership indices compared to the previous survey.

We will continue to review and improve our HR policies and practices and benchmark ourselves with the industry to ensure that we remain competitive in our endeavour to attract, motivate and retain competent staff necessary for our company's long term success. To fire passion for our business, staff are given free subscription to the full suite of our Astro services.

With our IPO, staff were given the opportunity to participate fully in the company's success and growth as shareholders. In addition, to better align staff's interest with that of shareholders and other stakeholders, an Employee Share Option Scheme was introduced and is available to all deserving staff.

Our staff are encouraged to see themselves as part of the bigger ASTRO family. This was best reflected at our annual ASTRO Family Fair where staff had the opportunity to mingle and bring their families for a day of fun and games. More than 5000 staff, family members and friends came together in February 2004 to enjoy the creative environment that ASTRO represents.

about our community

INVESTING IN THE FUTURE

Investing in talented youth is investment in our nation's future. The Group's community projects are thus aimed at discovering, supporting and nurturing young talent in the areas of education, the arts and sports. Apart from monetary contributions, we are also uniquely positioned to promote these talents and programmes through our various multimedia platforms.

A very good example is ***Akademi Fantasia***, our highly successful reality TV talent show that not only created 12 new stars from hundreds of young hopefuls, but also raised RM100,000 in donations for various local charities. The donation, part of the proceeds raised from 5 million SMS votes generated by viewers during its season run in June last year, went to Pertubuhan Orang Buta Sabah, Persatuan Hospis Sabah and Rumah Sri Stella Sabah and some 2,000 deserving old folks from Jeli, Kelantan.

Other organisations have similarly benefited from such programme-related charity events, including the Yayasan Tuanku Syed Putra, Perlis and the Yayasan Gerak Mesra, Pahang.

For the wider arts scene, the Group donated RM90,000 to local theatre groups such as The Arts Centre, Dramalab and Sutra Dance Theatre. The local theatres and arts organisations are also regularly promoted through our TV, radio and our websites, enabling them to reach a wider audience and providing them the exposure and publicity they need.

Outside Malaysia, our Hong Kong subsidiary, Celestial Pictures, donated HK$60,000 (RM29,155.34) to fund six scholarships in film production. In addition, the scholars also benefit from hands-on experience with mentors from the world of film and television.

In a similar vein, Astro & HanXing Academy of Journalism & Communications jointly organised the first TRY-CAM Independent Film Festival, an independent short film contest cum film festival, to encourage production of independent short films in Malaysia.

In sports, we have several initiatives to support and nurture local sporting activities and talents. We donated more than RM120,000 for various events such as the Mountain Bike Carnival in September 2003 and the Cricket Clinics as part of a nationwide programme to coach under 12's in the sport. We also lent our support to the Foundation for Sporting Excellence which trains talented sportsmen and women for international competition.

Separately, we have donated RM60,000 to Badan Warisan to help preserve Malaysia's national treasures.

> The Group's community projects are aimed at discovering, supporting and nurturing young talent in the areas of education, the arts and sports.

TOWARDS A MORE INFORMED WORLD

We believe education is key to competing in today's competitive global environment. With this in mind, the Astro-Hua Zong Chinese Education Fund was launched with a RM500,000 donation in February 2002 to help bright low-income students complete their education. Since its launch, we have conducted various charity sales and concerts by leveraging off our events or programmes such as the nationwide World Cup Tour in 2002 and the Astro Talent Charity Concerts in 2003 which raised RM242,000.

Capping our contributions to the community was our RM1.5 million donation towards the development of the Universiti Tunku Abdul Rahman. Our contribution, along with donations from our sister companies, Maxis Communications Bhd and Tanjong Plc, is aimed at providing greater opportunities for Malaysians seeking to further their studies.





03


TANJONG
maxis
USAHA TEGAS GROUP
TANJONG
maxis
UNIVERSITI TUNKU ABDUL RAHMAN
TEN MILLION ONLY
RM 10,000,000.00

Akademi Fantasia charity concert, Tawau, Sabah

Supporting our community

Our contributions to higher learning

corporate governance

Corporate Governance sets out the framework and process by which a company should be managed through its Board of Directors. The aim is to encourage positive entrepreneurial behaviour while ensuring that the appropriate checks and balances are in place so that decisions are made wisely in the long term interests of the Company and its shareholders and with the purpose of creating long term shareholder value.

The Board of Directors recognises the importance of corporate governance in safeguarding shareholders' interests and in enhancing shareholder value. It is fully committed to maintaining high standards of corporate governance throughout the Group. To this end, the Board has reviewed and adopted a set of Corporate Governance guidelines to govern its conduct within the spirit of the Malaysian Code on Corporate Governance ("the Code") and the Listing Requirements of Bursa Malaysia Securities Berhad. This report sets out how the Group has complied with the principles and best practices as articulated in the Code. In addition, the Board has also found merit in the recommendations of the UK Combined Code of the Principles of Good Governance and Code of Best Practice and has adhered to the principles therein to the extent described in this report.

COMPLIANCE WITH THE CODE

The Board is pleased to disclose the Company's application of the principles and the extent to which the Company has complied with the Best Practices of the Code during the financial year ended 31 January 2004. The Board is the opinion that it has, in all material respects, complied with the principles and best practices outlines in the Code.

A BOARD OF DIRECTORS

I PRINCIPAL RESPONSIBILITIES OF THE BOARD

The Board is responsible, amongst others, for charting the strategic direction of the Group and supervising its affairs to ensure its success within a framework of acceptable risks and effective control and in compliance with the relevant laws, regulations, guidelines and directives in the territories in which it operates. It reviews management performance and ensures that the necessary financial and human resources are available to meet the Group's objectives. The Board is also responsible for succession planning, including appointing and fixing the remuneration of and, where appropriate, replacing senior management.

II BOARD COMPOSITION AND BALANCE

The Board comprises five non-executive directors, including the Chairman, and one executive director. Three of the five non-executive directors are independent which is higher than the minimum prescribed in the Code and the Listing Requirements.

The independent directors play a crucial role in providing unbiased views and in enhancing objectivity to the Board's deliberation and decision making process. In addition, the non-executive directors, with their vast and varied experience and expertise, ensure that matters and issues brought up to the Board are fully discussed and examined to take into account the interest of all stakeholders in the Company.

The appointment of a non-executive Chairman and the clear division of the roles and responsibilities between the Chairman and the Group Chief Executive Officer further ensure that there is a balance of power and authority. The segregation of roles and authorities between the Chairman and the Group Chief Executive Officer is stated in the Corporate Governance Guidelines adopted by the Board.

The profiles of the members of the Board, as set out on Pages 8 to 9 of the Annual Report, demonstrate the mix of skills and experiences that the directors are able to bring to bear on issues of strategy, performance, control, resource allocation and integrity.

III APPOINTMENTS AND RE-ELECTION OF DIRECTORS

Appointments to the Board are made on recommendation of the Nomination and Corporate Governance Committee, whose members are set out on Page 41 of the Annual Report.

In accordance with the Company's Articles of Association, all directors appointed by the Board will be subject to election at the first Annual General Meeting after their appointment with one-third of the directors subject to re-election by rotation at every subsequent AGM. The re-election of directors provides shareholders an opportunity to reassess the composition of the Board.

IV DIRECTORS' TRAINING

All new directors undergo orientation and education to acquaint themselves with the Group's businesses, management and operating environment. In addition, all directors have attended the mandatory accreditation programme prescribed by the Bursa Malaysia Securities Berhad, except for Bernard Anthony Cragg who has obtained an extension to attend the programme in October 2004. Directors are also required to attend continuing education programmes to update themselves and enhance their knowledge on legal, regulatory and corporate matters and developments.

The Group also organises regular management briefings to directors to keep them abreast of developments in the Group's businesses and operations.

corporate governance (Cont'd.)

V SUPPLY OF INFORMATION

The Board has full and unrestricted access to information from the senior management team as well as the advice and services of the Company Secretary to enable them to discharge their duties effectively. Comprehensive board papers, including reports on operational and financial performance as well as on corporate and business development, are circulated to directors in advance to ensure that they are fully apprised on key issues affecting the Group. The Board may also seek external independent professional advice at the Group's expense.

VI BOARD MEETINGS

The Board intends to meet every quarter and on other occasions, as and when necessary. The current Board has held six meetings up to 31 January 2004. Details of the current directors' attendance since their respective appointments are as follows:

Dato' Haji Badri bin Haji Masri *(appointed on 23 July 2003)*	– 6/6 meetings
Tan Poh Ching *(appointed on 23 July 2003)*	– 6/6 meetings
Augustus Ralph Marshall *(appointed on 24 July 2003)*	– 5/5 meetings
Dato' Mohamed Khadar bin Merican *(appointed on 22 August 2003)*	– 3/3 meetings
Kuok Khoon Ho *(appointed on 28 August 2003)*	– 2/3 meetings
Bernard Anthony Cragg *(appointed on 17 September 2003)*	– 3/3 meetings

VII BOARD COMMITTEES

In order to ensure the effective discharge of its fiduciary duties, the Board has delegated specific responsibilities to the following four Board Committees. This is to allow members of the Board Committees the opportunity to deliberate and examine the issues within their terms of reference in greater detail and report to the Board. The terms of reference of each Board Committees have been approved by the Board and comply with the recommendations of the Code.

Audit Committee

The composition of the Audit Committee, its terms of reference and a summary of its activities are set out on Pages 44 and 45 of the Annual Report.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee was established on 19 September 2003 and comprise the following independent directors:

- Dato' Mohamed Khadar bin Merican – Chairman
- Bernard Anthony Cragg
- Kuok Khoon Ho

The Committee ensures that there is a transparent process for proposing nominees and is primarily responsible for recommending appointments to the Board and Board Committees. It determines the appropriate size, the balance and composition of the Board, taking into account the required mix of skills and experience and the inclusion of independent directors. The Committee is also responsible for recommending and implementing a process for assessing the effectiveness of the Board and the respective Board Committees and the contribution of each director. The Committee also ensures that minority interests are fairly reflected on the Board.

The Committee is also responsible for recommending to the Board, the form and content of the Corporate Governance Statement for inclusion in the Annual Report.

Since its establishment, the Committee has met once on 18 December 2003.

Remuneration Committee

The Remuneration Committee was established on 19 December 2003 and comprises the following non-executive directors:

- Kuok Khoon Ho – Chairman
- Dato' Mohamed Khadar bin Merican
- Tan Poh Ching

The Committee is primarily responsible for recommending the policy and framework on directors' remuneration, including the terms and remuneration of the Executive Director, to the Board. The Committee is also responsible for recommending the process for evaluating the performance of executive and non-executive directors on a yearly basis as well as the incentive-compensation plans or equity-linked remuneration for directors and executive officers.

The Committee held its first meeting on 17 May 2004.

Option Committee

The Option Committee of the 2003 Employees' Share Option Scheme and 2003 Management Share Incentive Scheme was formed on 16 October 2003 and comprises the following directors:

- Dato' Mohamed Khadar bin Merican – Chairman
- Tan Poh Ching
- Augustus Ralph Marshall

corporate governance (Cont'd.)

The Committee is primarily responsible for administering the 2003 ESOS and MSIS in accordance with the approved bye-laws and regulations, including selection of eligible employees, option offers and share allocations. It also reviews the guidelines and bye-laws relating to the schemes and advises the Board accordingly.

Since the establishment of the Committee, the Committee has met twice on 17 October 2003 and 1 March 2004.

VII DIRECTORS' REMUNERATION

The Board believes that remuneration should be sufficient to attract, retain and motivate directors of the necessary calibre and experience to ensure success for the Company. In line with this philosophy, remuneration for executive directors is tailored to align rewards to individual and corporate performance. For non-executive directors, the fees would be commensurate with the level of experience and responsibilities shouldered by the respective directors.

Remuneration procedures

The Remuneration Committee recommends the policy framework and is responsible for assessing all the components and terms of the compensation package for the Executive Director, including the bonus and salary increments as well as benefits-in-kind. Remuneration for non-executive directors are determined by the Board as a whole. Individual directors do not participate in determining their own remuneration package.

Directors' remuneration

Details of the directors' remuneration for the financial year ended 31 January 2004 are as follows:

- **Aggregate Remuneration**

Remuneration	Executive Director (RM)	Non-Executive (RM)
Fees	—	294,974
Directors' salary, other remuneration and emoluments	408,143	—
Fees charged by a third party for services rendered by a Director to the Group	—	—
Benefits-in-kind (based on an estimated monetary value)	—	172,736

- **Analysis of Remuneration**

Range of Remuneration	No. of Directors	
	Executive	Non-Executive
< RM50,000	—	1
RM50,001 – RM100,000	—	2
RM100,001– RM350,000	—	2
RM350,001 – RM400,000	—	—
RM400,001 – RM1,050,000	1	—
RM1,050,001 – RM1,100,000	—	—

B SHAREHOLDERS AND INVESTORS

I COMMUNICATION WITH SHAREHOLDERS

The Board believes that having an open, honest and ongoing dialogue with investors will promote a better appreciation of the Company's competitive strengths and allow the Company's business and prospects to be evaluated properly, thereby enabling it to benefit from a lower cost of capital through access to the capital markets.

The Board also believes that communication must be a continual process to be accomplished in good times as well as bad in order to be credible. Regular updates on the Company's performance and corporate developments are disseminated through media releases, press conferences, announcements of the quarterly results and through the Annual Report, supplemented by roadshows and investor conferences, as and when required. This Annual Report is the

corporate governance (Cont'd.)

first to be published since the Company's listing on 29 October 2003. The Company maintains a website at www.astroplc.com to provide pertinent information on the Group.

The Company also maintains strict confidentiality and due care to ensure that no disclosure of material information is made on an individual or selective basis to any persons unless such information has previously been fully disclosed in an announcement to the relevant regulatory authorities.

The main forum between the Group and its shareholders is the AGM. The Company will convene its first AGM on 13 July 2004 during which shareholders will have the opportunity to direct their questions to the Board.

The Board encourages other channels of communication with the shareholders. For this purpose, the Board has identified Dato' Mohamed Khadar bin Merican as the Senior Independent Director to whom queries or concerns regarding the Group may be conveyed. Dato' Mohamed Khadar bin Merican can be contacted via the following channels:

Post : ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong Sungai Besi
57000 Kuala Lumpur
Fax : (603) 9543-6877
E-mail : info@astroplc.com

Investors may also direct their queries to:

Amy Balan, Head of Investor Relations
Tel : (603) 9543-6688
Fax : (603) 9543-6877
Email : ir@astroplc.com

II INVESTOR RELATIONS

An extensive roadshow to all the major capital markets was carried out in September 2003 in conjunction with the Company's Initial Public Offering. To help the investment community gain a better understanding of the Group, an investor relations programme involving Senior Management has been set up to proactively disseminate relevant information about the Group. Besides the regular quarterly results announcements, the Group also entertains requests from local as well international institutional investors to tour the Group's broadcast facilities and to meet with Senior Management.

Senior Management held a press conference on the Company's first full year results on 23 March 2004, following it through with a teleconference for analysts and fund managers on the same day. Immediately thereafter, the management team went on a roadshow to Hong Kong, Europe and the United States to explain the results. Senior Management also met with other local and international fund managers through various road shows and investors' conferences organised by local and foreign investment banks and securities firms.

C ACCOUNTABILITY AND AUDIT

I FINANCIAL REPORTING

The Board is responsible for presenting a clear, balanced and comprehensive assessment of the Group's financial position, performance and prospects each time it releases its quarterly and annual financial statements to its shareholders. The Board also ensures that the financial statement gives a true and fair view of the financial state of affairs of the Group.

The financial statements of the Company are required to be prepared in compliance with the UK Companies Act, 1985 and in all material respects, the additional disclosure requirements of the applicable approved accounting standards in Malaysia ('MAAS'). The Statement of Directors' Responsibilities is set out on Page 67 of this Annual Report.

II INTERNAL CONTROL

The Statement on Internal Control provides an overview of the state of internal controls within the Group and is set out on Pages 46 to 47 of this Annual Report.

III RELATIONSHIP WITH THE AUDITORS

The role of the Audit Committee in relation to both the internal and external auditors is described in the Audit Committee Report set out on Pages 44 to 45 of this Annual Report.

audit committee report

The Board of Directors is pleased to present the Report on the Audit Committee and its activities for the financial period under review.

1. AUDIT COMMITTEE MEMBERS AND MEETINGS

The Committee was formed on 19 September 2003 and met for the first time on 18 December 2003 and, subsequent to the financial period under review, on 20 March 2004 and 17 May 2004. The members of the Committee and attendance of meetings are as follows:

Bernard Anthony Cragg – Chairman	– 3/3
Dato' Mohamed Khadar bin Merican	– 3/3
Kuok Khoon Ho	– 2/3

All the members are independent directors.

The Committee has scheduled to meet at least four times in each financial year. At least two (2) members must be present and the majority of the members present must be independent directors.

The Committee may request Board members, any officer or employee of the Group, external legal counsel or external auditors to attend a meeting of the Committee. The Committee shall also meet with the external and internal auditors at least once in each financial year in separate private sessions.

The Company Secretary shall be the Secretary of the Committee.

2. SUMMARY OF ACTIVITIES

The Committee discharged its duties as set out below:

FINANCIAL RESULTS

- Reviewed the quarterly financial results of the Company and its subsidiaries to ensure adherence to the relevant laws, regulations and accounting standards and that significant issues and any accounting judgements are highlighted to the Board. It also reviewed in detail the Annual Report to ensure that disclosures were adequate and appropriate.

INTERNAL AUDIT

- Reviewed the annual internal audit plan to ensure adequate scope and coverage of the activities of the Group, including the risk-based methodology to prioritise the review of the auditable areas to ensure that all critical areas are addressed.
- Reviewed the resource requirements of the internal audit function to ensure it can perform effectively and efficiently.
- Reviewed the internal audit reports, audit recommendations, and management response to these recommendations and the implementation status. Where relevant, the Committee has directed action to be taken by management to rectify and improve the system of internal controls and procedures.
- Reviewed the adequacy of the charters of the Committee and internal audit.

EXTERNAL AUDIT

- Reviewed the external auditors' audit plan to ensure appropriateness of audit approach in areas of emphasis.
- Reviewed the external auditor's report on the unaudited quarterly financial results of the Group.
- Considered the involvement of the external auditors in the provision of non-audit services to ensure that their independence are not undermined.
- Reviewed in general the auditor's independence from the Company.

The Committee met with the external auditors without the presence of management on two occasions, 18 December 2003 and 20 March 2004.

RELATED PARTY TRANSACTIONS

- Reviewed proposed related party transactions to ensure that the transactions are on ordinary commercial terms based on the Group's practices and policies and on arms' length, not on terms which are more favourable to the related party than is generally available to the public and that the transactions are not detrimental to the minority shareholders.

3. SIGNIFICANT ACTIVITY UNDERTAKEN SUBSEQUENT TO THE FINANCIAL PERIOD UNDER REVIEW

Management Share Incentive Scheme and Employee Share Option Scheme

- In compliance with the Listing Requirements of Bursa Malaysia Securities Berhad, Appendix 9C, Paragraph 25 in furtherance of the Committee's obligations under Paragraph 8.21A, which came into effect on 10 February 2004, the Committee verified the allocation of options pursuant to the criteria set out in the Management Share Incentive Scheme and Employee Share Option Scheme for the financial period ended 31 January 2004.

audit committee report (Cont'd.)

4. CORPORATE ASSURANCE

The Group has an internal audit function known as Corporate Assurance to assist the Committee to evaluate and improve the effectiveness of risk management, control and governance processes through a systematic and disciplined approach. The Head of Corporate Assurance has direct access to and independently reports to the Audit Committee.

To achieve these aims, Corporate Assurance performs a variety of reviews such as financial, operational and information systems audits and other reviews to ensure that the Group's resources are efficiently and effectively utilised; its activities comply with the relevant laws and regulations; and that its interests in business transactions are protected and assets safeguarded. Corporate Assurance adopts a risk-based approach towards the planning and conduct of audits, which is consistent with the Group's established framework for designing, implementing and monitoring of its control systems.

Other than scheduled reviews, Corporate Assurance also undertakes special reviews such as governance enhancement, systems implementation controls as well as approval procedures for related party transactions.

5. TERMS OF REFERENCE OF THE AUDIT COMMITTEE

COMPOSITION AND APPOINTMENT

The Committee will consist of at least three (3) Board members, the majority of whom shall be independent directors. At least one member of the Committee shall meet any of the following required qualifications:

- be a member of the Malaysian Institute of Accountants; or
- have at least three (3) years' working experience and have fulfilled the specifications in Part I and Part II of the 1st Schedule of the Accountants Act 1967; or
- have a degree/masters/doctorate in accounting or finance and at least three (3) years' post qualification experience in accounting or finance; or
- have at least seven (7) years' experience as a chief financial officer of a corporation or having the function of being primarily responsible for the management of the financial affairs of a corporation.

All the current members of the Audit Committee fulfill the above criteria. The Board on the recommendation of the Nomination and Corporate Governance Committee shall appoint the members of the Committee. The members of the Committee shall elect a Chairman from amongst their number who shall be an independent director.

AUTHORITY OF THE COMMITTEE

The Committee is duly authorised by the Board to:

- investigate any activities within its charter
- seek any information from any employee of the Group and to be provided with full and unrestricted access to such information
- maintain direct communication channels with the external and internal auditors
- obtain external legal or independent professional advice if necessary
- have access to the Group's resources, at the Group's expense
- convene meetings with the external auditors without the executive members of the Committee if necessary

RESPONSIBILITIES OF THE COMMITTEE

The Committee is responsible for the following:

Financial Reporting and Compliance

Review the annual, interim and any other related formal financial statements and announcements of the Group prior to Board approval and public release for quality of disclosure, and compliance with accounting standards and legal requirements; review other matters relating to the accounting, auditing, financial reporting practices and procedures of the Group.

Related Party Transactions

Review any related party transactions entered into by the Group to ensure that the transactions have been conducted on the Group's normal commercial terms and that the internal control procedures relating to such transactions are sufficient.

Risk Management and Internal Control

Review the adequacy of the Group's internal operational processes to identify key organisational risks and the systems or processes in place to monitor and manage these risks; review the adequacy of the Group's internal controls, financial, auditing and accounting organisations and personnel and policies and compliance procedures with respect to business practices.

Internal Audit

Review the plan, scope of the internal audit function including the authority, impartiality, proficiency and adequacy of resources to carry out its function; review the results of its reports, findings and recommendations and action taken on its recommendations; reviews effectiveness and performance of audit staff and approve appointment or termination of senior staff.

External Audit

Nominate the firm to be retained as external auditors including the terms of engagement and remuneration; review the external auditors' provision of non-audit services, plans, scope of annual audit or other examinations including their annual audit report and accompanying management letter and response or other reports of their reviews and assistance given by the Group's employees to the external auditors.

internal control

1. INTRODUCTION

The Board of Directors is committed to maintaining a sound system of internal controls to safeguard shareholders' investments and the Group's assets.

The Board is pleased to provide the following Statement on Internal Controls pursuant to paragraph 15.27(b) of the Listing Requirements of Bursa Malaysia Securities Berhad. This statement has been reviewed by the external auditors, pursuant to paragraph 15.24 of the Listing Requirements and they have reported to the Board that nothing has come to their attention that causes them to believe that this statement is inconsistent with their understanding of the process that the Board has adopted in the review of the adequacy and integrity of internal control of the Group.

2. BOARD RESPONSIBILITY

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. This includes the Malaysian operations as well as the operations of the overseas subsidiaries which include among others, Celestial Pictures and Philippines Animation which were acquired during the financial period. Prior to the incorporation of the Company in July 2003, the responsibility for the systems of internal control and risk management of the Group subsidiaries remained with the Board and Senior Management of the respective entities. Subsequent to the incorporation of the Company, on-going effort is in place to review and adopt the policies and procedures of the Group.

It should be noted, however, that the system of internal control is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives. In pursuing these objectives, this system can only provide reasonable, and not absolute, assurance against material misstatement or loss.

3. RISK MANAGEMENT

The Board recognises that risk management is an integral part of the Group's business operations and that the identification and management of risks will affect the achievement of the Group's business objectives. The Group has implemented an on-going process for identifying, evaluating, monitoring and managing the significant risks affecting the achievement of its business objectives and has taken into account the guidance of the Malaysian Code on Corporate Governance.

The key risk management initiatives undertaken include among others:

- The Group has an internal audit function which assists in managing risk and maintaining effective controls. Assistance is provided by identifying significant organisational risks, assessing risks during the course of engagements, evaluating the controls to determine their effectiveness and efficiency and by developing recommendations for improvement. Prior to the formation of the Audit Committee, the internal audit function reported to the Group Chief Executive Officer.
- A Business Continuity Planning Programme, led by the Chief Operating Officer has been initiated with the objective of identifying all activities and operations that are critical to sustaining business operations with the intent of ensuring that all associated operational risks are eliminated or minimised to their fullest extent. The Group Chief Executive Officer is regularly apprised on the progress of the BCP Programme. Although the focus of BCP initiatives have largely been directed on Malaysian operations, plans are underway to expand these initiatives to ensure the continuity of the Group's overseas operations in the event of a disaster.
- The Board acknowledges that effective monitoring and review on a continuous basis is essential in ensuring the integrity of the control framework. To this effect, the Board has identified the key performance indicators of the business and monthly reports are produced and reviewed on these key financial and operating statistics.

internal control (Cont'd.)

- As part of the due diligence process undertaken for the Company's Initial Public Offer exercise, the risks relating to the business and operations of the Group, including the measures undertaken to address these risks, were identified and included in the Company's Prospectus dated 1 October 2003.

The Board through the Group Chief Executive Officer has active oversight over the above processes in the identification of the risks and control measures.

Plans are in place to formalise the existing risk management initiatives towards an Enterprise Risk Management Framework that would enable the Group to identify and assess financial, strategic and operational risks, and to develop integrated preventive, detective and contingency processes to mitigate risks. The Group is planning to formalise its Enterprise Risk Management framework, with the assistance of an external consultant. The Enterprise Risk Management framework will provide a structured process for identifying, evaluating, prioritising and measuring risks as well as defining risk responsibilities and escalation process.

4. CONTROL ENVIRONMENT

The Board is committed to maintaining a sound internal control structure to govern the manner in which the Group and its employees conduct themselves. The key elements of controls are:

- The responsibilities of the Board and management are clearly defined in the organisation structure to ensure the effective discharge of the roles and responsibilities of the parties in overseeing the conduct of the Group's business.
- The Company has since its incorporation, embarked on an on-going exercise to review and adopt the Limits of Authority of the Group, which specifies the lines of authorities to the Board and management.
- Policies and procedures are in place for major operating units within the Group. The Group is currently undertaking an exercise to review the policies and procedures with a view of establishing group wide standards. For accounting systems and financial processes, efforts are being taken to ensure consistency in the Group as a whole. In respect of operational procedures, focus has been placed to align the internal processes of the significant subsidiaries.
- There is an annual detailed budgeting process for each area of business and approval of the budget by the Board. A reporting system which highlights significant variances against budgets and plans are in place to monitor performance, with key variances investigated and followed up by management.
- The Board receive and review monthly reports on key financial and operating statistics and monitor the achievement of the Group's performance.
- The Group's internal audit function reports to the Audit Committee which has an active oversight on the independence and activities of the function. The internal audit function performs reviews of the business processes to assess the effectiveness of the control environment and highlights significant risks as well as areas requiring improvement.

5. BOARD CONCLUSION

For the financial year under review, there were no significant internal control deficiencies or material weaknesses resulting in material losses or contingencies requiring disclosure in the Annual Report.

FINANCIAL INFORMATION

contents

introduction

ASTRO ALL ASIA NETWORKS plc was incorporated in the United Kingdom and registered in England and Wales on 22 July 2003 under the United Kingdom Companies Act, 1985 and is registered as a foreign company in Malaysia under the Companies Act, 1965 of Malaysia.

For the purpose of its listing on the Main Board of the Bursa Malaysia Securities Berhad ('BMSB'), the Company issued a prospectus on 1 October 2003 ('Prospectus'). In compliance with BMSB Listing Requirements subsequent to its listing on 29 October 2003, the Company issued Quarterly Reports for public release. The financial information presented in the Prospectus and Quarterly Reports has been prepared in accordance with the International Financial Reporting Standards ('IFRS') adopted by the International Accounting Standards Board ('IASB') and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

In view of the IFRS financial information provided in the Prospectus and Quarterly Reports and for consistency and comparability of financial information, the Company has presented on pages 50 to 58, condensed and selected financial information prepared in accordance with the principles of IFRS ('Non-Statutory IFRS Financial Information') for the financial year ended 31 January 2004. The Non-Statutory IFRS Financial Information is unaudited and presented on a voluntary basis. The Company is not required by any statute to prepare a complete set of financial statements in accordance with IFRS.

As the Company was incorporated under the United Kingdom Companies Act, 1985, the Company is required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ('UK GAAP'). The basis of preparation of the audited financial statements is disclosed in the Summary of Significant Accounting Policies contained in the UK GAAP audited financial statements.

The accounting policies adopted by the Company and the Group comply with UK GAAP. Pursuant to the Company's listing on the Main Board of BMSB, the Company is also required to comply with the applicable approved accounting standards in Malaysia ('MAAS'). MAAS disclosure requirements which are similar to those of UK GAAP have been incorporated into the notes to the UK GAAP audited financial statements. Additional MAAS disclosures are presented under Note 40 to the audited financial statements together with the primary financial statements presented under MAAS. Under Note 40, significant differences in accounting policies adopted by the Company and the Group under UK GAAP and those required under MAAS have also been presented.

A reconciliation of the consolidated net profit and net assets/(liabilities) of the Group presented in accordance with the principles of IFRS to consolidated retained profit and net assets/(liabilities) in the audited financial statements prepared under UK GAAP has been presented on page 59. This reconciliation together with the note on disclosures of significant differences between IFRS and UK GAAP should be read in conjunction with the UK GAAP audited financial statements for an understanding of the key accounting and disclosure differences in financial information presented in accordance with the principles of IFRS and UK GAAP.

non-statutory IFRS financial information

CONSOLIDATED INCOME STATEMENT for the financial year ended 31 January 2004

	Note	Group 2004 RM'000	Group 2003 RM'000
Revenue		**1,418,771**	1,142,701
Cost of sales		**(996,328)**	(1,085,130)
Gross profit		**422,443**	57,571
Other operating income			
– Gain on dispute settlement		**24,015**	47,494
– Other income		**11,515**	9,417
Marketing and distribution costs		**(147,386)**	(105,728)
Administrative expenses		**(161,956)**	(167,676)
Profit/(loss) from operations		**148,631**	(158,922)
Finance costs (net)		**(127,353)**	(157,782)
Results from investment in associates:			
– Share of results before tax		**532**	(2,075)
– Amortisation of goodwill		**(2,979)**	(3,814)
– Reversal of impairment loss		**3,644**	—
Profit/(loss) from investment in associates		**1,197**	(5,889)
Profit/(loss) from ordinary activities before taxation		**22,475**	(322,593)
Taxation		**(10,258)**	599,040
Profit from ordinary activities after taxation		**12,217**	276,447
Minority interests		**(28)**	6
Net profit		**12,189**	276,453
Earnings per share (in sen)	3		
– Basic		**0.88**	23.3
– Diluted		**0.86**	N/A

non-statutory IFRS financial information (Cont'd.)

CONSOLIDATED BALANCE SHEET as at 31 January 2004

	Note	Group	
		2004	**2003**
		RM'000	**RM'000**
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment		**339,011**	395,042
Associates		**22,630**	1,889
Deferred tax assets		**602,774**	604,002
Film library and programme rights		**280,402**	257,240
Other intangible assets		**58,093**	8,891
Total non-current assets		**1,302,910**	1,267,064
CURRENT ASSETS			
Inventories		**36,653**	61,379
Receivables and prepayments		**270,392**	207,326
Tax recoverable		**7,530**	7,511
Deposits, cash and bank balances		**1,740,255**	238,773
Total current assets		**2,054,830**	514,989
CURRENT LIABILITIES			
Corporate advances		**—**	312,256
Borrowings (interest bearing)		**281,419**	218,824
Redeemable Convertible Preference Shares ('RCPS') (liability component)		**—**	338,109
Payables		**668,644**	710,722
Provision for liabilities and charges		**4,952**	62,168
Tax liabilities		**1,367**	114
Total current liabilities		**956,382**	1,642,193
Net current assets/(liabilities)		**1,098,448**	(1,127,204)

non-statutory IFRS financial information (Cont'd.)

CONSOLIDATED BALANCE SHEET as at 31 January 2004 (Cont'd.)

	Note	Group 2004 RM'000	Group 2003 RM'000
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**17,624**	10,400
Borrowings (interest bearing)		**949,388**	879,422
Corporate shareholder's advances (interest bearing)		**—**	180,917
RCPS (liability component)		**—**	232,986
Payables		**39,701**	21,183
Total non-current liabilities		**1,006,713**	1,324,908
Net assets/(liabilities)		**1,394,645**	(1,185,048)
CAPITAL AND RESERVES			
Share capital		**1,189,541**	724,429
Share premium		**2,108,102**	—
RCPS (equity component)		**—**	17,230
Merger reserve		**518,446**	518,446
Exchange reserve		**1,366**	(126)
Accumulated losses		**(2,422,838)**	(2,445,027)
Total shareholders' equity/(deficit)		**1,394,617**	(1,185,048)
Minority interests		**28**	—
		1,394,645	(1,185,048)
Net tangible assets per share (RM)	4	**0.54**	(1.22)

non-statutory IFRS financial information (Cont'd.)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the financial year ended 31 January 2004

	Issued and fully paid ordinary shares of 10p each		Non-distributable					
	Number of shares '000	Nominal value RM'000	RCPS (equity component) RM'000	Merger reserve RM'000	Exchange reserve RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
At 1 February 2002	1,185,549	724,429	17,230	518,446	(56)	—	(2,721,480)	(1,461,431)
Currency translation differences	—	—	—	—	(70)	—	—	(70)
Net profit	—	—	—	—	—	—	276,453	276,453
At 31 January/ 1 February 2003	1,185,549	724,429	17,230	518,446	(126)	—	(2,445,027)	(1,185,048)
Transfer to accumulated losses on redemption of A Series RCPS	—	—	(10,000)	—	—	—	10,000	—
Conversion of Series I RCPS	116,591	73,959	(7,230)	—	—	178,855	—	245,584
Conversion of Series II RCPS	108,219	68,649	—	—	—	326,351	—	395,000
Issuance of shares pursuant to Initial Public Offering ('IPO')	508,400	322,504	—	—	—	1,707,407	—	2,029,911
Shares issuance expenses	—	—	—	—	—	(104,511)	—	(104,511)
Currency translation differences	—	—	—	—	1,492	—	—	1,492
Net profit	—	—	—	—	—	—	12,189	12,189
At 31 January 2004	1,918,759	1,189,541	—	518,446	1,366	2,108,102	(2,422,838)	1,394,617

non-statutory IFRS financial information (Cont'd.)

CONSOLIDATED CASH FLOW STATEMENT for the financial year ended 31 January 2004

	Group	
	2004	**2003**
	RM'000	**RM'000**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	**12,189**	276,453
Contra arrangements – revenue	**(7,446)**	(4,098)
Amortisation of film library and programme rights	**90,686**	112,302
Amortisation of other intangible assets		
– Software costs	**6,442**	9,978
– Goodwill	**59**	—
Depreciation of property, plant and equipment	**88,723**	108,290
Gain on disposal of property, plant and equipment	**(1,247)**	(1,828)
Loss on disposal of other intangible assets	**121**	—
Interest income	**(18,775)**	(4,519)
Interest expense	**100,541**	100,662
Accretion of RCPS yield	**28,451**	40,116
Taxation	**10,258**	(599,040)
Impairment of property, plant and equipment	**22**	514
Minority interests	**28**	(6)
(Profit)/loss from investment in associates	**(1,197)**	5,889
Unrealised foreign exchange loss/(gain)	**338**	(502)
Impairment of goodwill	**—**	130
	309,193	44,341
Changes in working capital:		
Film library and programme rights	**(113,376)**	(76,035)
Payment for remastering costs	**(49,464)**	—
Inventories	**24,726**	(26,878)
Receivables and prepayments	**(47,965)**	(55,238)
Payables	**(18,104)**	293,036
Provision for liabilities and charges	**(57,216)**	62,168
Cash generated from operations	**47,794**	241,394
Income tax paid	**(562)**	(2,002)
Interest received	**13,388**	4,618
Net cash flow from operating activities	**60,620**	244,010

non-statutory IFRS financial information (Cont'd.)

CONSOLIDATED CASH FLOW STATEMENT for the financial year ended 31 January 2004 (Cont'd.)

	Group	
	2004 RM'000	**2003 RM'000**
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of a subsidiary	**—**	787
Acquisition of remaining 20% interest in a subsidiary	**(445)**	—
Investment in associates	**(23,168)**	(45)
Proceeds from disposal of other intangible assets	**26**	—
Proceeds from disposal of property, plant and equipment	**1,691**	5,038
Purchase of property, plant and equipment	**(31,255)**	(34,102)
Acquisition of other intangible assets	**(11,038)**	(3,022)
Net cash flow from investing activities	**(64,189)**	(31,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(118,679)**	(58,122)
Proceeds from borrowings	**1,022,368**	—
Receipts of corporate advances	**33,309**	53,497
Issuance of shares pursuant to IPO	**1,925,400**	—
Issuance of C Series RCPS	**395,000**	—
Repayment of finance lease liabilities	**(24,412)**	(71,543)
Repayment of borrowings	**(736,370)**	(69,582)
Repayment of corporate shareholder's advances	**(158,050)**	—
Repayment of corporate advances	**(345,437)**	—
Settlement of promissory notes and bills of exchange	**(133,929)**	—
Redemption of A Series RCPS (including premium on redemption)	**(353,963)**	—
Net cash flow from financing activities	**1,505,237**	(145,750)
Net effect of currency translation on cash and cash equivalents	**(186)**	(57)
Net increase in cash and cash equivalents	**1,501,482**	66,859
Cash and cash equivalents at beginning of financial year	**238,773**	171,914
Cash and cash equivalents at end of financial year	**1,740,255**	238,773

non-statutory IFRS financial information (Cont'd.)

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION
for the financial year ended 31 January 2004

1. BASIS OF PREPARATION

The Company was incorporated on 22 July 2003. On 20 September 2003, the Company acquired the entire issued and paid up ordinary share capital of AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited) ('AAAN Bermuda'). The business combination of the Company and AAAN Bermuda is accounted for using the principles of uniting of interests (merger method of accounting). As such, the consolidated financial results of the Group for the financial year, which includes the period prior to the incorporation of the Company, have been presented as if the Group had been in existence throughout both financial years presented.

The accounting policies used by the Group in the preparation of the Non-Statutory IFRS Financial Information comply with the principles of IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

During the financial year, the Group reviewed the 2003 deferred tax calculations and, as a result, retrospectively adjusted the deferred tax credit recognised by its subsidiaries in that financial year by RM13,764,000 in the preparation of the Non-Statutory IFRS Financial Information.

2. SEGMENT INFORMATION

(A) BUSINESS SEGMENTS

The description of the business segments of the Group is provided in Note 1 to the UK GAAP audited financial statements.

	Group	
	2004 RM'000	**2003 RM'000**
Revenue		
Multi channel television		
External revenue	**1,265,598**	1,034,316
Inter-segment revenue	**—**	232
Multi channel television revenue	**1,265,598**	1,034,548
Radio		
External revenue	**103,706**	86,510
Inter-segment revenue	**4,328**	2,154
Radio revenue	**108,034**	88,664
Celestial		
External revenue	**29,318**	8,284
Inter-segment revenue	**6,960**	—
Celestial revenue	**36,278**	8,284
Others		
External revenue	**20,149**	13,591
Inter-segment revenue	**41,077**	33,421
Others revenue	**61,226**	47,012
Total reportable segments	**1,471,136**	1,178,508
Eliminations	**(52,365)**	(35,807)
Total group revenue	**1,418,771**	1,142,701

non-statutory IFRS financial information (Cont'd.)

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION

for the financial year ended 31 January 2004 (Cont'd.)

2. SEGMENT INFORMATION (Cont'd.)

(A) BUSINESS SEGMENTS (Cont'd.)

	Group	
	2004	**2003**
	RM'000	**RM'000**
Segment results		
Multi channel television	**165,758**	(186,928)
Radio	**45,143**	30,666
Celestial	**(54,773)**	(42,467)
Others	**16,300**	(81,493)
Inter-segment eliminations	**(23,797)**	121,300
Profit/(loss) from operations	**148,631**	(158,922)

(B) GEOGRAPHICAL SEGMENTS

	Group	
	2004	**2003**
	RM'000	**RM'000**
Revenue		
Malaysia	**1,372,934**	1,121,597
Hong Kong	**11,671**	5,692
Others	**34,166**	15,412
Total group revenue	**1,418,771**	1,142,701
Total assets		
Malaysia	**679,786**	676,185
Hong Kong	**353,375**	274,660
Others	**21,982**	21,825
Unallocated	**2,302,597**	809,383
Total assets	**3,357,740**	1,782,053

non-statutory IFRS financial information (Cont'd.)

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION
for the financial year ended 31 January 2004 (Cont'd.)

3. EARNINGS PER SHARE

The basic and diluted earnings per share for the financial year are computed as follows:

	Group	
	2004	**2003**
Basic earnings per share		
Net profit (RM'000)	**12,189**	276,453
Weighted average number of ordinary shares ('000)	**1,390,446**	1,185,549
Basic earnings per share (sen)	**0.88**	23.3

	Group
	2004
Diluted earnings per share	
Net profit (RM'000)	**12,189**
Adjusted weighted average number of ordinary shares (refer to Note 12 to the UK GAAP audited financial statements) ('000)	**1,411,354**
Diluted earnings per share (sen)	**0.86**

The Company, pursuant to the Employee Share Option Scheme ('ESOS') and Management Share Incentive Scheme ('MSIS'), has the authority to grant options to its employees up to a maximum of 10% of its issued and paid-up ordinary share capital of 1,918,758,461 ordinary shares of 10p each as at 31 January 2004.

There was no diluted earnings per share for the financial year ended 31 January 2003 as the conversion of RCPS to ordinary shares of the Company was contingent upon the IPO.

4. NET TANGIBLE ASSETS PER SHARE

	Group	
	2004 **RM'000**	**2003** **RM'000**
Total shareholders' equity/(deficit)	**1,394,617**	(1,185,048)
Less:		
– Other intangible assets	**(58,093)**	(8,891)
– Film library and programme rights	**(280,402)**	(257,240)
– Goodwill in associates	**(17,727)**	(317)
	1,038,395	(1,451,496)
Number of shares ('000)	**1,918,759**	1,185,549
Net tangible assets per share (RM/share)	**0.54**	(1.22)

reconciliation from non-statutory IFRS financial information to UK GAAP statutory financial statements

The following is a reconciliation of consolidated net profit and net assets/(liabilities) prepared in accordance with the principles of IFRS to the consolidated retained profit and net assets/(liabilities) prepared under UK GAAP for the financial years ended 31 January 2004 and 31 January 2003.

CONSOLIDATED INCOME STATEMENT

	Note	Group 2004 RM'000	Group 2003 RM'000
IFRS consolidated net profit (refer to page 50)		**12,189**	276,453
Elimination of pre-acquisition net losses of subsidiaries acquired	(1)	**33,986**	46,030
Amortisation of goodwill arising from the acquisition of subsidiaries	(2)	**(22,299)**	(18,966)
Share of losses in associates	(3)	**(227)**	(972)
Equity compensation benefits	(4)	**(9,170)**	—
Accretion of RCPS yield	(6)	**28,451**	40,116
UK GAAP consolidated profit for the financial year (refer to page 69)		**42,930**	342,661
Non-equity appropriation	(6)	**(28,451)**	(40,116)
UK GAAP consolidated retained profit (refer to page 69)		**14,479**	302,545

CONSOLIDATED BALANCE SHEET

	Note	Group 2004 RM'000	Group 2003 RM'000
IFRS consolidated net assets/(liabilities) (refer to page 52)		**1,394,645**	(1,185,048)
Goodwill arising from the acquisition of subsidiaries	(1)	**343,161**	194,803
Amortisation of goodwill arising from acquisition of subsidiaries	(2)	**(76,392)**	(54,092)
Share of net liabilities in associates	(3)	**(3,743)**	(3,429)
Elimination of pre-acquisition net liabilities and cost of acquisition of subsidiaries acquired	(5)	**—**	113,999
Liability component of RCPS	(6)	**—**	571,095
UK GAAP consolidated net assets/(liabilities) (refer to page 72)		**1,657,671**	(362,672)

disclosures of significant differences between IFRS and UK GAAP

The significant differences in accounting policies and presentation are as follows:

(1) The Group acquired the entire issued and paid up share capital of Radio Advertising and Programming Systems Sdn. Bhd. ('RAPS') on 27 March 2000 and Celestial Pictures Limited ('CPL') and Philippine Animation N.V. ('PANV') on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger method of accounting) in the consolidation of the consolidated financial statements of RAPS, CPL and PANV under IFRS. Under the principles of uniting of interests, there is no goodwill arising on consolidation and no adjustments made for pre-acquisition results and reserves.

As the acquisition of RAPS, CPL and PANV did not meet certain requirements under UK GAAP for merger method of accounting, these business combinations were accounted for using purchase method of accounting. Under purchase method of accounting, goodwill arises on the difference between the cost of acquisition and the fair value of the attributable net assets of the subsidiaries acquired. Pre-acquisition results and reserves are also excluded on consolidation of the results of these subsidiaries.

(2) Goodwill arising on consolidation using purchase method of accounting under UK GAAP for acquisition of subsidiaries is amortised over their estimated useful lives, during which the future economic benefits of the goodwill are expected to flow to the Group. There is no goodwill arising on consolidation using the principles of uniting of interests (merger method of accounting) for business combinations under IFRS.

(3) Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in net liabilities position, the amount recorded is shown as other provisions.

Under IFRS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

(4) Under UK GAAP, the cost of equity compensation benefits is recognised in the profit and loss account. As IFRS did not specify the accounting for equity compensation benefits as at 31 January 2004, the cost of employee equity compensation benefits is not recognised.

(5) This is the adjustment to eliminate pre-acquisition reserves arising from the acquisitions of CPL and PANV and their subsidiaries which were taken up as part of the financial year's results and reserves under the principles of uniting of interests under IFRS.

(6) Under UK GAAP, RCPS instruments are classified as part of non-equity shareholders' funds. The difference between net proceeds of the RCPS and the redemption value is recognised as a non-equity appropriation in the profit and loss account using the effective yield method over the period in which the RCPS are outstanding. The non-equity appropriation is deducted against the profit and loss account in the balance sheet.

Under IFRS, the liability and equity components of the RCPS are classified separately in accordance with the substance of the RCPS issued. On issue of RCPS that contain a liability and an equity component, the fair value of the liability component is determined using a market interest rate for an equivalent financial instrument; this amount is carried as liability on the amortised costs basis until extinguished on conversion or maturity of the instrument. The remainder of the net proceeds is allocated to the conversion option which is recognised and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods. The difference between the liability component of the RCPS and the redemption value is recognised as part of finance costs in the income statement using the effective yield method over the period in which the RCPS are outstanding and is included in the carrying amount of the liability component in the balance sheet.

(7) Under UK GAAP, deferred tax assets are classified as current assets and deferred tax liabilities are classified as provisions. Under IFRS, deferred tax assets are classified as non-current assets and deferred tax liabilities are classified as non-current liabilities.

(8) The carrying amount of computer software is classified as tangible fixed assets and other intangible assets under UK GAAP and IFRS respectively.

(9) Under UK GAAP, the presentation of the primary financial statements differs from that required under IFRS, in particular the income statement and cash flow statement presentation. Statements such as the reconciliation of movements in shareholders' funds under UK GAAP are presented as statement of changes in shareholders' equity under IFRS.

DIRECTORS' REPORT AND STATUTORY FINANCIAL STATEMENTS

contents

directors' report

The Directors present their report to the members together with the audited financial statements of the Company for the period from 22 July 2003 (date of incorporation) to 31 January 2004. Refer to Note A to the Summary of Significant Accounting Policies for the basis of preparation of the audited financial statements of the Group and the Company.

PRINCIPAL ACTIVITIES

The Company was incorporated on 22 July 2003 in the United Kingdom. The principal activities of the Company are that of an investment holding company and the provision of management services. The principal activities of its subsidiaries are as disclosed in Note 18 to the financial statements. During the financial year, with the acquisition of Celestial Pictures Limited ('CPL') and Philippine Animation N.V. ('PANV'), the Group expanded its business activities to include the ownership of a library of Chinese filmed entertainment, the aggregation and distribution of the library and related content and the creation of animation content.

REVIEW OF RESULTS

	Group	
	2004	**2003**
	RM'000	**RM'000**
Retained profit for the financial year	**14,479**	302,545

A review of the results of the Group for the financial year and its position as at 31 January 2004 and an indication of future developments are included in the Letter from the Chairman and the Report of the Group Chief Executive Officer sections of the Annual Report. The Group's performance compared to its published forecast is provided separately in the section under Additional Disclosures.

DIVIDENDS

No dividend has been paid or declared by the Company since the date of incorporation. The Directors do not recommend the payment of any dividend for the financial period ended 31 January 2004.

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions are presented in the financial statements.

SHARE CAPITAL

Details of movements in share capital are disclosed in Note 27 to the financial statements.

directors' report (Cont'd.)

DIRECTORS

The Directors who have held office during the period since the date of incorporation are:

Matthew Robert Layton	(First Director, resigned on 23 July 2003)
David John Pudge	(First Director, resigned on 23 July 2003)
Dato' Haji Badri bin Haji Masri	(Appointed on 23 July 2003)
Tan Poh Ching	(Appointed on 23 July 2003)
Augustus Ralph Marshall	(Appointed on 24 July 2003)
Dato' Mohamed Khadar bin Merican	(Appointed on 22 August 2003)
Kuok Khoon Ho	(Appointed on 28 August 2003)
Bernard Anthony Cragg	(Appointed on 17 September 2003)

In accordance with Article 78 of the Company's Articles of Association, all the existing Directors of the Company who were appointed by the Board during the financial period will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment.

DIRECTORS' INTERESTS IN SHARES

Called up share capital

The details of holdings in the shares of the Company by the Directors in office as at 31 January 2004 were as follows:

	Number of ordinary shares of 10p each			
	As at date of appointment	**Acquired**	**Disposed**	**As at 31.1.2004**
Direct interest				
Dato' Haji Badri bin Haji Masri	—	500,000	—	500,000[1]
Tan Poh Ching	—	500,000	—	500,000[2]
Augustus Ralph Marshall	—	1,000,000	—	1,000,000[3]
Dato' Mohamed Khadar bin Merican	—	250,000	—	250,000[4]
Kuok Khoon Ho	—	250,000	—	250,000
Bernard Anthony Cragg	—	—	—	—
Indirect interest				
Dato' Haji Badri bin Haji Masri	—	177,446,535	—	177,446,535[5]
Kuok Khoon Ho	—	14,000	—	14,000[6]

directors' report (Cont'd.)

DIRECTORS' INTERESTS IN SHARES (Cont'd.)

Called up share capital (Cont'd.)

All the shares held by these Directors are the ordinary shares of the Company.

(1) Held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn. Bhd.

(2) Held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn. Bhd.

(3) Held through a nominee, namely, Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.

(4) Held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn. Bhd.

(5) Deemed to have an interest in the aforesaid shares of the Company by virtue of his 25% direct equity interest in Harapan Terus Sdn. Bhd. ('HTSB'). HTSB is deemed to have an interest in all of the shares in which Berkat Nusantara Sdn. Bhd. ('BNSB'), Nusantara Cempaka Sdn. Bhd. ('NCSB'), Nusantara Delima Sdn. Bhd. ('NDSB'), Mujur Nusantara Sdn. Bhd. ('MNSB'), Gerak Nusantara Sdn. Bhd. ('GNSB') and Sanjung Nusantara Sdn. Bhd. ('SNSB') have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn. Bhd., Nusantara Kembang Sdn. Bhd., Prisma Mutiara Sdn. Bhd., Nada Nusantara Sdn. Bhd., Cermat Delima Sdn. Bhd. and Cermat Deras Sdn. Bhd. respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 shares representing 9.25% of the share capital of the Company under discretionary trusts for Bumiputera objects. However, they do not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(6) Indirectly held through Kuok Brothers Sdn. Bhd., a company in which the Director and persons connected to the Director have an interest of not less than 15%.

Employee Share Option Scheme ('ESOS') and Management Share Incentive Scheme ('MSIS')

Details of the options over ordinary shares of the Company held by a Director of the Company are set out below:

	Number of options over ordinary shares of 10p each		
	As at date of appointment	Granted	As at 31.1.2004
ESOS			
Augustus Ralph Marshall	—	1,000,000	1,000,000
MSIS			
Augustus Ralph Marshall	—	1,500,000	1,500,000

The principal features of ESOS and MSIS are summarised in Note 27 to the financial statements.

SIGNIFICANT EVENTS

Acquisition of Celestial Pictures Limited ('CPL')

On 20 August 2003, the Group, via an intermediate subsidiary holding company, Celestial Entertainment Holdings Limited ('CEHL'), acquired the entire issued and paid up share capital of CPL and made payments in advance for the remastering of films for a total of RM110,563,000 in cash from Pacific Investments (BVI) Ltd ('PIL'), a related party. This business combination has been accounted for using the purchase method of accounting.

directors' report (Cont'd.)

SIGNIFICANT EVENTS (Cont'd.)

Business combination of the Company with AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited) ('AAAN Bermuda')

On 20 September 2003, the Company acquired the entire issued and paid up ordinary share capital of AAAN Bermuda comprising 1,185,548,556 ordinary shares of USD0.10 each, from the then existing shareholders of AAAN Bermuda. The Company allotted 1,185,548,556 new ordinary shares of 10p each as consideration for the acquisition in exchange for all of AAAN Bermuda's ordinary shares. In addition, the Company also allotted 53,947,368 Series I Redeemable Convertible Preference Shares ('RCPS') of 1p each and 103,947,368 Series II RCPS of 1p each in exchange for 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each in AAAN Bermuda respectively. The shareholders of AAAN Bermuda held shares in the Company in exactly the same proportion as the shares held by them in AAAN Bermuda prior to the business combination. The business combination resulted in the Company being the new holding company of AAAN Bermuda, with the same shareholders as AAAN Bermuda immediately prior to the business combination. Accordingly, the business combination with AAAN Bermuda is accounted for using the merger method of accounting.

Admission to the Main Board of the Kuala Lumpur Stock Exchange ('KLSE')*

On 29 October 2003, the Company's entire allotted, called up and fully paid share capital comprising 1,918,758,461 ordinary shares of 10p each was admitted to the Official List of the KLSE and these shares were listed and quoted on the Main Board under the 'Trading/Services' sector on the same date.

* Following a demutualisation exercise of the KLSE, the KLSE was on 5 January 2004 converted from a company limited by guarantee to a public company limited by shares. With this conversion, KLSE had vested and transferred its stock exchange business to a wholly-owned subsidiary, Malaysia Securities Exchange Berhad ('MSEB'), whilst the demutualised KLSE had been approved as MSEB's holding company. On 20 April 2004, MSEB changed its name to Bursa Malaysia Securities Berhad ('BMSB').

POLICY AND PRACTICE ON PAYMENT OF CREDITORS

As an investment holding company and management services provider, the Company does not have any trading relationships with suppliers. However, its operating subsidiaries pay their suppliers in accordance with the relevant contractual and legal obligations, provided the terms and conditions are met by the suppliers.

The credit terms are as disclosed in Note 24 to the financial statements.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')

The Group's and the Company's financial statements are prepared in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ('UK GAAP'). However, for the purposes of the Initial Public Offering ('IPO') of the Company's shares, the Group's historical results and financial position were reported in the Prospectus and Offering Circular using IFRS. Since its listing, the Group has continued to prepare IFRS information for financial reporting purposes and Quarterly Reports to the BMSB.

directors' report (Cont'd.)

AUDITORS

Our Auditors, PricewaterhouseCoopers LLP were appointed by the Directors following the incorporation of the Company and have expressed their willingness to continue in office. A resolution for their re-appointment as Auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors on 18 May 2004 and signed on its behalf by

Dato' Haji Badri bin Haji Masri
Director

Augustus Ralph Marshall
Director

Kuala Lumpur

statement of directors' responsibilities for preparing the financial statements

The following statement, which should be read in conjunction with the Independent Auditors' Report set out on page 68, is made with a view to distinguish for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the United Kingdom Companies Act, 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit and loss of the Group for that financial year.

The Directors consider that, in preparing the financial statements on pages 69 to 164, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring the Company and the Group keep proper accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act, 1985 and in all material respects, the additional disclosure requirements of the applicable approved accounting standards in Malaysia ('MAAS').

The Directors have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and of the Group and to prevent and detect fraud and other irregularities.

The Directors are also required under the United Kingdom Companies Act, 1985 to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business. The Directors believe that it is appropriate for the financial statements to be prepared on the going concern basis.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and undertake whatever inspections they consider appropriate for the purpose of enabling them to give their audit report.

A copy of the financial statements is placed on the Group's website. The maintenance and integrity of the Group's website is the responsibility of the Directors. The work carried out by the Auditors does not involve consideration of these matters, and accordingly, the Auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the UK governing the preparation and documentation of financial statements may differ from other legislation in other jurisdictions. This legal uncertainty is compounded because information published on the market is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

independent auditors' report to the members of ASTRO ALL ASIA NETWORKS plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movements in group shareholders' funds and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of significant accounting policies.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the financial statements in accordance with the applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities for preparing the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and the United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion has been prepared for and only for the Company's members, as a body, in accordance with Section 235 of the United Kingdom Companies Act, 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the United Kingdom Companies Act, 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Letter from the Chairman, the Report of the Group Chief Executive Officer, the Corporate Governance Statement, the Audit Committee Report, the Internal Control Statement and the Non-Statutory IFRS Financial Information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with the auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

(a) the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 January 2004 and of the profit and cash flows of the Group for the financial year then ended; and

(b) the financial statements have been properly prepared in accordance with the United Kingdom Companies Act, 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

18 May 2004

consolidated profit and loss account for the financial year ended 31 January 2004

	Note	2004 RM'000	2003 RM'000
Turnover	1		
– Continuing operations		**1,380,468**	1,129,390
– Acquisitions – Celestial Pictures Limited and its subsidiaries ('Celestial')		**17,196**	—
– Others		**5,277**	—
		1,402,941	1,129,390
Cost of sales (including provision for set-top boxes replacement of RM nil (2003: RM125,844,000))	3, 25	**(976,052)**	(1,064,858)
Gross profit	3	**426,889**	64,532
Other operating income (including gain on dispute settlement of RM24,015,000 (2003: RM47,494,000))	3, 4	**35,495**	56,854
Marketing and distribution costs	3	**(136,920)**	(92,666)
Administrative expenses	3	**(176,134)**	(162,590)
Operating profit/(loss)	1, 5		
– Continuing operations		**175,961**	(133,744)
– Acquisitions – Celestial		**(26,187)**	—
– Others		**(444)**	(126)
		149,330	(133,870)
Share of operating profit/(loss) from investment in associates			
– Share of operating profit/(loss) before tax		**305**	(3,047)
– Amortisation of goodwill		**(2,979)**	(3,814)
– Reversal of impairment loss		**3,644**	—
		970	(6,861)
Net interest expense	9	**(97,084)**	(115,654)
Profit/(loss) from ordinary activities before taxation		**53,216**	(256,385)
Taxation	10	**(10,258)**	599,040
Profit from ordinary activities after taxation		**42,958**	342,655
Minority interests		**(28)**	6
Profit for the financial year		**42,930**	342,661
Non-equity appropriation	11	**(28,451)**	(40,116)
Retained profit for the financial year		**14,479**	302,545
Earnings per share (in sen)	12		
– Basic		**1.0**	25.5
– Diluted		**1.0**	N/A

All operations are continuing during the financial years ended 31 January 2004 and 31 January 2003.

The accompanying notes on pages 76 to 164 form part of these financial statements.

statement of group total recognised gains and losses

for the financial year ended 31 January 2004

	2004 RM'000	2003 RM'000
Profit for the financial year	**42,930**	342,661
Exchange adjustments offset in reserves	**1,777**	(124)
Total recognised gains for the financial year	**44,707**	342,537

note of group historical cost profits and losses

for the financial year ended 31 January 2004

There are no differences between the reported profits/(loss) and the historical cost profits/(loss) from ordinary activities before and after taxation for the financial years ended 31 January 2004 and 31 January 2003.

The accompanying notes on pages 76 to 164 form part of these financial statements.

balance sheets as at 31 January 2004

	Note	Group 2004 RM'000	Group 2003 RM'000	Company 2004 RM'000
FIXED ASSETS				
Intangible assets				
Film library and programme rights	14	**280,402**	14,335	—
Goodwill	15	**267,155**	140,711	—
Other intangible assets	16	**47,117**	—	—
		594,674	155,046	—
Tangible fixed assets	17	**349,601**	399,191	—
Investments				
Shares in subsidiaries	18	—	—	**1,376,860**
Advances to subsidiaries	18	—	—	**403,398**
Investment in associates	19	**22,630**	1,889	—
		22,630	1,889	**1,780,258**
		966,905	556,126	**1,780,258**
CURRENT ASSETS				
Stocks	20	**36,653**	61,045	—
Debtors – amounts falling due within one year	21	**270,392**	192,516	**954,408**
Deferred tax assets	22	**602,774**	603,836	—
Tax recoverable		**7,530**	7,511	—
Deposits, cash and bank balances		**1,740,255**	227,158	**1,319,836**
		2,657,604	1,092,066	**2,274,244**
CREDITORS (amounts falling due within one year)				
Borrowings (interest bearing)	23	**281,419**	218,707	—
Creditors	24	**668,644**	642,776	**309,718**
Tax liabilities		**1,367**	114	—
		951,430	861,597	**309,718**
NET CURRENT ASSETS		**1,706,174**	230,469	**1,964,526**
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,673,079**	786,595	**3,744,784**

balance sheets as at 31 January 2004 (Cont'd.)

	Note	Group 2004 RM'000	Group 2003 RM'000	Company 2004 RM'000
CREDITORS (amounts falling due after more than one year)				
Borrowings (interest bearing)	23	**949,388**	879,422	**434,678**
Corporate shareholder's advances (interest bearing)	25	—	180,917	—
Creditors	24	**39,701**	12,931	—
		989,089	1,073,270	**434,678**
PROVISION FOR LIABILITIES AND CHARGES	26	**26,319**	75,997	**4,700**
NET ASSETS/(LIABILITIES)		**1,657,671**	(362,672)	**3,305,406**
CAPITAL AND RESERVES				
Called up share capital	27	**1,189,541**	729,329	**1,189,541**
Share premium	28	**2,108,102**	485,100	**2,108,102**
Merger reserve	29	**727,170**	727,170	—
Exchange reserve		**1,723**	(54)	—
Other reserve	30	**9,170**	—	**9,170**
Profit and loss account – accumulated losses		**(2,378,063)**	(2,304,217)	**(1,407)**
Total shareholders' funds/(deficit) (including non-equity interest)		**1,657,643**	(362,672)	**3,305,406**
MINORITY INTERESTS		**28**	—	—
CAPITAL EMPLOYED		**1,657,671**	(362,672)	**3,305,406**
Analysis of shareholders' funds/(deficit):				
Equity		**1,657,643**	(950,997)	**3,305,406**
Non-equity		—	588,325	—
		1,657,643	(362,672)	**3,305,406**

The accompanying notes on pages 76 to 164 form part of these financial statements.

Approved by the Board of Directors on 18 May 2004 and signed on its behalf by

Dato' Haji Badri bin Haji Masri
Director

Augustus Ralph Marshall
Director

reconciliation of movements in group shareholders' funds

for the financial year ended 31 January 2004

	Called up share capital	Non-distributable					
	Nominal value RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Other reserve RM'000	Profit and loss account RM'000	Total RM'000
At 1 February 2002	729,329	485,100	727,170	70	—	(2,646,878)	(705,209)
Currency translation differences	—	—	—	(124)	—	—	(124)
Non-equity appropriation	—	—	—	—	—	40,116	40,116
Retained profit for the financial year	—	—	—	—	—	302,545	302,545
At 31 January/ 1 February 2003	729,329	485,100	727,170	(54)	—	(2,304,217)	(362,672)
Exchange of B Series Redeemable Convertible Preference Shares ('RCPS') with Series I RCPS	1,246	(1,246)	—	—	—	—	—
Allotment of C Series RCPS and subsequent exchange with Series II RCPS	6,352	388,648	—	—	—	—	395,000
Redemption of A Series RCPS	(2,850)	(282,150)	—	—	—	(68,962)	(353,962)
Allotment of Redeemable Preference Shares ('RPS')	299	—	—	—	—	—	299
Redemption of RPS	(299)	—	—	—	—	—	(299)
Conversion of Series I RCPS to 116,590,707 ordinary shares of 10p each	70,663	(22,849)	—	—	—	(47,814)	—
Conversion of Series II RCPS to 108,219,178 ordinary shares of 10p each	62,297	(62,297)	—	—	—	—	—
Allotment of shares pursuant to Initial Public Offering ('IPO')	322,504	1,707,407	—	—	—	—	2,029,911
Shares allotment expenses	—	(104,511)	—	—	—	—	(104,511)
Currency translation differences	—	—	—	1,777	—	—	1,777
Recognition of equity compensation benefits	—	—	—	—	9,170	—	9,170
Non-equity appropriation – accretion of RCPS yield	—	—	—	—	—	28,451	28,451
Retained profit for the financial year	—	—	—	—	—	14,479	14,479
At 31 January 2004	1,189,541	2,108,102	727,170	1,723	9,170	(2,378,063)	1,657,643

The accompanying notes on pages 76 to 164 form part of these financial statements.

consolidated cash flow statement for the financial year ended 31 January 2004

	Note	Group 2004 RM'000	Group 2003 RM'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	**162,382**	302,090
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:			
Interest received		**13,376**	4,585
Interest paid		**(106,062)**	(43,286)
Issue costs of borrowings		**(34,632)**	—
Interest element of finance lease payments		**(12,617)**	(14,836)
Debt service and other finance cost paid		**(20,900)**	(18,613)
Premium on redemption of A Series RCPS		**(68,963)**	—
Net cash outflow from returns on investments and servicing of finance		**(229,798)**	(72,150)
TAXATION PAID		**(562)**	(2,002)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Acquisition of management rights		**(2,750)**	—
Purchase of tangible fixed assets		**(36,836)**	(32,883)
Disposal of tangible fixed assets	33	**1,717**	5,038
Net cash outflow from capital expenditure and financial investment		**(37,869)**	(27,845)
ACQUISITIONS			
Purchase of subsidiaries:			
– Celestial		**(52,427)**	—
– Others		**544**	787
	34	**(51,883)**	787
Investment in associates		**(23,168)**	(45)
Net cash (outflow)/inflow from acquisitions		**(75,051)**	742
Net cash (outflow)/inflow before use of liquid resources and financing		**(180,898)**	200,835

consolidated cash flow statement for the financial year ended 31 January 2004 (Cont'd.)

	Note	Group 2004 RM'000	Group 2003 RM'000
MANAGEMENT OF LIQUID RESOURCES			
Decrease in funds placed in deposits with banks and financial institutions		**(153,520)**	(9,224)
Net cash outflow from management of liquid resources		**(153,520)**	(9,224)
FINANCING			
Allotment of subscriber shares on incorporation		*	—
Allotment of shares pursuant to IPO		**1,925,400**	—
Allotment of C Series RCPS		**395,000**	—
Proceeds from borrowings		**1,057,000**	—
Capital element of finance lease payments		**(24,412)**	(71,543)
Repayment of borowings		**(736,370)**	(69,205)
Repayment of corporate shareholder's advances		**(158,050)**	—
Repayment of corporate advances		**(345,437)**	—
Settlement of promissory notes and bills of exchange		**(133,929)**	—
Redemption of A Series RCPS		**(285,000)**	—
Net cash inflow/(outflow) from financing		**1,694,202**	(140,748)
Increase in net cash		**1,359,784**	50,863
RECONCILIATION TO NET CASH/(DEBT)			
Net debt at beginning of financial year		**(870,971)**	(1,049,482)
Increase in net cash		**1,359,784**	50,863
Movement in deposits		**153,520**	9,224
Movement in borrowings		**(132,678)**	118,481
Exchange adjustments		**(207)**	(57)
Net cash/(debt) at end of financial year	35	**509,448**	(870,971)

* The proceeds from allotment of subscriber shares on incorporation is RM12.

The accompanying notes on pages 76 to 164 form part of these financial statements.

general information

INCORPORATION OF THE COMPANY

The Company was incorporated in the United Kingdom ('UK') and registered under the laws of England and Wales on 22 July 2003 as a public limited company under the name Cardbrook plc. The Company changed its name to ASTRO ALL ASIA NETWORKS plc on 23 July 2003. The Company was registered as a foreign company in Malaysia with the Companies Commission of Malaysia pursuant to Division 2 Part XI of the Malaysian Companies Act, 1965 on 16 September 2003 and has a tax resident status in Malaysia.

On 29 October 2003, the Company was listed on the Main Board of the Bursa Malaysia Securities Berhad ('BMSB').

BUSINESS COMBINATION OF THE COMPANY WITH AAAN (BERMUDA) LIMITED (FORMERLY KNOWN AS ASTRO ALL ASIA NETWORKS LIMITED) ('AAAN BERMUDA')

As an integral part of the listing, the Company underwent a restructuring exercise approved by the Securities Commission of Malaysia on 19 September 2003, which included acquisition of the entire issued and paid up ordinary share capital of AAAN Bermuda. Accordingly, on 20 September 2003, the Company entered into a Share Purchase Agreement with AAAN Bermuda and the then existing shareholders of AAAN Bermuda to acquire the entire issued and paid up ordinary share capital of AAAN Bermuda comprising 1,185,548,556 ordinary shares of USD0.10 each. As consideration for the acquisition, the Company allotted 1,185,548,556 new ordinary shares of 10p each to the then existing shareholders of AAAN Bermuda.

In addition, as part of the Share Purchase Agreement, the Company acquired the entire issued and paid up 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each of AAAN Bermuda. The Company allotted 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each as consideration for the acquisition of the said B Series RCPS and C Series RCPS respectively.

Following completion of the business combination, the Company had exactly the same shareholders in the same proportion, as did AAAN Bermuda prior to the restructuring exercise.

NOVATION OF DEBT

Pursuant to the restructuring exercise, AAAN Bermuda novated the following rights and obligations to the Company with effect from the listing date of the Company on the Main Board of BMSB:

(a) subordinated advances due from MEASAT Broadcast Network Systems Sdn. Bhd. ('MBNS'), a subsidiary, to AAAN Bermuda of RM205,000,000 plus interest ('Advances'); and

(b) amounts due from certain subsidiaries of RM3,257,000 ('Indebtedness') to AAAN Bermuda.

As a result, on 29 October 2003, the Company assumed all rights and obligations for the Advances and Indebtedness as disclosed in Notes 18 and 21 respectively.

INITIAL PUBLIC OFFERING ('IPO')

The IPO consisted of an offering of 508,400,000 ordinary shares of 10p each by the Company comprising a retail and an institutional offering.

The institutional offering consisted of 425,000,000 ordinary shares of 10p each offered to foreign and Malaysian institutional and selected investors at the institutional price of RM4.06 per share.

The retail offering consisted of 83,400,000 ordinary shares of 10p each offered to the Malaysian public, eligible directors, employees, subscribers, retailers, distributors and installers of the Company and its subsidiaries; and eligible directors and employees of Usaha Tegas Sdn. Bhd. ('UTSB') and its subsidiaries and Khazanah Nasional Berhad at the retail price of RM3.65 per share.

SIGNIFICANT ACQUISITION

Prior to the restructuring and listing, the Company, via an intermediate subsidiary holding company, acquired from a related party the entire issued and paid up ordinary share capital of Celestial Pictures Limited ('CPL'). The acquisition is described in Note 2(b).

summary of significant accounting policies

A BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention, except where otherwise stated in the accounting policies below, in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ('UK GAAP').

Pursuant to the Company's listing on the Main Board of the Bursa Malaysia Securities Berhad ('BMSB'), the Company is also required to comply with the applicable approved accounting standards in Malaysia ('MAAS') which differs in certain aspects from UK GAAP.

Disclosure items relating to MAAS have been integrated into the respective notes. Additional items are separately disclosed under Note 40 – 'Additional disclosures on differences between UK GAAP and MAAS' to comply with the requirements of MAAS.

During the financial period, the Company acquired AAAN Bermuda as part of a Group restructuring that required a new parent company for the Group. The ordinary shares in AAAN Bermuda were exchanged for ordinary shares in the Company. This business combination has been accounted for using the merger method of accounting and as such, the Group's financial results and position have been presented as if the business combination had been in effect throughout each financial year presented.

Comparatives for the Company's balance sheet are not presented as this is the Company's first set of financial statements since its date of incorporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results ultimately may differ from those estimates.

B GROUP ACCOUNTING

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

The Group's financial statements include the financial statements of the Company and its subsidiaries, which generally have the same financial year end. Certain recently acquired subsidiaries have non-coterminous financial year ends and the Group has used management accounts in preparing the consolidated financial statements.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Under the purchase method of accounting, the cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the attributable net assets of the subsidiary acquired is recorded as goodwill. Refer to Note F for the accounting policy on goodwill.

Under the merger method of accounting, the financial position and performance of the Group have been presented as if the business combination had been in effect from the beginning of the earliest period presented. Under the merger method of accounting, the cost of an acquisition is measured at the nominal value of shares allotted plus fair value of all other considerations. The difference between the cost of acquisition of the investment in these subsidiaries over the value of the share capital (including share premium) acquired is taken to the merger reserve.

summary of significant accounting policies (Cont'd.)

B GROUP ACCOUNTING (Cont'd.)

Subsidiaries (Cont'd.)

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the invested entities. A debit balance of minority interest is recognised to the extent that the Group does not have a commercial or legal obligation in respect of the losses attributable to the minority interest.

Associates

Investment in associates are accounted for using the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence over their operating and financial policies, but over which it does not have control.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions.

C INVESTMENTS

Investment in subsidiaries and associates are shown at cost. Where impairment exists, the carrying amount of the investment is written down immediately to its recoverable amount.

D FOREIGN CURRENCY TRANSLATION

Transactions and balances

Foreign currency transactions are translated into Ringgit Malaysia ('RM'), using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account.

Foreign subsidiaries

Profit and loss accounts and cash flows of foreign subsidiaries are translated into RM at average exchange rates for the financial year and their balance sheets are translated at the exchange rates ruling at financial year end. Differences on exchange arising from the translation of opening net assets of foreign subsidiaries denominated in foreign currency are taken to exchange reserve together with the differences between the profit and loss account translated at transaction rate/average exchange rates for the financial year and exchange rates ruling at the financial year end. Other exchange differences are taken to the profit and loss account when they arise.

summary of significant accounting policies (Cont'd.)

D FOREIGN CURRENCY TRANSLATION (Cont'd.)

Closing rates

The principal closing rates used in translation of foreign currency amounts to RM are as follows:

Foreign currency	2004 RM	2003 RM
1 United States Dollar ('USD')	**3.80**	3.80
1 Euro	**4.73**	4.11
100 Indian Rupee ('INR')	**8.38**	7.95
1 Pound Sterling ('GBP')	**6.90**	6.29
1 Hong Kong Dollar ('HKD')	**0.48**	0.49
1 Brunei Dollar ('BND')	**2.24**	2.19

E TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives. No depreciation is calculated on assets under construction until the assets are completed and are ready for their intended use. Leased assets capitalised are depreciated over their estimated useful lives or lease period, whichever is shorter. The estimated useful lives of the assets are as follows:

Buildings	40 years
Satellite transponders	11.5 years
Equipment, fixtures and fittings	4 – 10 years
Computer software	3 – 10 years
Broadcast and transmission equipment	3 – 10 years

Interest costs on borrowings to finance the construction of tangible fixed assets are capitalised during the period that is required to complete and prepare the asset for its intended use.

F INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary/associate over the fair value of the Group's share of the attributable net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates.

Goodwill is capitalised and amortised through the profit and loss account using the straight-line method over its estimated useful life. The Group determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. Goodwill arising on the acquisitions of subsidiaries or associates are amortised over their estimated useful lives up to 20 years.

Other intangible assets

Other intangible assets representing purchased legal rights are capitalised, where fair value can be reliably measured. The costs of other intangible assets are amortised on a straight-line basis over the useful economic lives of the assets.

G IMPAIRMENT OF TANGIBLE FIXED ASSETS, INTANGIBLE ASSETS AND INVESTMENTS

Tangible fixed assets and other assets, including investments in subsidiaries and associates, film library and programme rights, goodwill and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

H LEASES

Finance leases

Leases of tangible fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a periodic constant rate of interest over the lease period. The corresponding rental obligations, net of finance charges, are included as liabilities.

The tangible fixed assets acquired under finance leases are depreciated over the shorter of the estimated useful lives of the assets or the lease terms.

Operating leases

Leases where a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit and loss account on a straight-line basis over the period of the leases.

I FILM LIBRARY AND PROGRAMME RIGHTS

Film library

The Group's film library comprises acquired films and films produced for the Group with the primary intention to exploit the library through release and licensing of such films as part of the Group's long-term operations. The library is stated at cost less accumulated amortisation.

Amortisation of the film library is on an individual title basis, based on the proportion of the actual income earned during the period against the estimated ultimate revenue expected to be earned over the revenue period, not exceeding five years, commencing from the date when revenue is first generated. Estimated ultimate revenue expected to be earned is reviewed periodically and additional impairment losses are recognised if appropriate. Amortisation is included in cost of sales.

Programme rights

The programme rights comprise rights licensed from third parties and programmes produced for the Group and production in progress with the primary intention to broadcast in the normal course of the Group's operating cycle. The rights are stated at cost less accumulated amortisation.

The Group amortises programme rights based on an accelerated basis over the license period or estimated useful life if shorter, from the date of first transmission, to match the costs of consumption with the estimated benefits to be received. Amortisation is included in cost of sales. The amortisation period is no more than five years.

The cost of programme rights for sports, current affairs, variety and light entertainment is fully amortised on the date of first transmission.

summary of significant accounting policies (Cont'd.)

J TURNAROUND CHANNEL TRANSMISSION RIGHTS

The cost of turnaround channels (programme provider fees), where the Group has immediate transmission rights is expensed as incurred.

K STOCKS

Stocks principally comprise set-top boxes and consumable items and are stated at the lower of cost and net realisable value. Cost is determined based on the weighted average cost method. Net realisable value of the set-top boxes reflects the value to the business of the set-top boxes in the hands of the customer. The cost of set-top boxes is charged to cost of sales when the set-top boxes are delivered to the customer. Where appropriate, provision is made for obsolete or slow-moving stocks based on management's analysis of stock levels and future sales forecasts.

L DEBTORS

Trade debtors are carried at original invoiced amount less provision for doubtful debts. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off in the period in which they are identified.

M CASH AND BANK BALANCES

Cash consists of cash at bank and in hand and deposits that are repayable on demand with any bank or qualifying financial institutions less overdraft repayable on demand. Deposits classified as cash can be withdrawn at any time without notice or penalty or within a period of notice of not more than 24 hours or one working day.

N SHARE ALLOTMENT COSTS

Incremental external costs directly attributable to the allotment of new shares, other than in connection with business combinations (refer to Note B for the accounting policy on group accounting), are shown as a deduction, net of tax, in share premium.

O BORROWINGS

Borrowings are initially stated at the proceeds received, net of transaction costs and when they relate to private debt securities, are stated net of discount. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account using the effective yield method over the period of the borrowings.

P CURRENT AND DEFERRED TAXATION

Current tax expense is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable profits. Deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

summary of significant accounting policies (Cont'd.)

P CURRENT AND DEFERRED TAXATION (Cont'd.)

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses and allowances can be offset and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Q EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by the employees of the Group.

Defined contribution plans

The Group pays contributions to publicly administered pension plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligation. The regular contributions are accounted for on the accruals basis.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Equity compensation benefits

The cost of equity compensation benefits is the intrinsic value of the share options granted and shares allotted to eligible employees, which is the difference between the exercise price and the market value of the shares at the date of grant. The cost of equity compensation benefits arising from share options is charged to the profit and loss account over the vesting period of the share options on a straight-line basis. Where there is no performance criteria, the intrinsic value is recognised in the profit and loss account from the date of the award to the date the employee becomes unconditionally entitled to the shares. Where performance criteria exists, the intrinsic value is recognised in the profit and loss account over the period to which the employee's performance relates. The cost of equity compensation benefits arising from award of shares granted is charged to the profit and loss account on the date of grant.

R PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

summary of significant accounting policies (Cont'd.)

S CONTINGENT LIABILITIES AND ASSETS

Contingent liabilities are disclosed in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstances where there is a liability that cannot be recognised because it cannot be measured reliably.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group discloses the existence of contingent assets where inflows of economic benefits are probable, but not virtually certain.

T TURNOVER

Subscription fees derived from satellite television services are recognised as earned over the period the services are provided.

Airtime revenues, derived from the placement of commercials on the satellite television and radio networks and advertising revenues from sale of advertising space in magazines are recognised in the period during which the commercials are aired and advertisements are published respectively, net of advertising commissions.

Turnover from the sale of programme rights is recognised in the period the rights are available to the licensee.

Turnover from the development of multimedia and interactive applications is recognised over the period in which the development takes place. Fees from the licensing of multimedia and interactive applications are recognised over the period in which the services are provided.

Turnover from production service revenue is recognised based on the stage of completion determined by reference to services performed to date as a percentage of total services to be performed.

Licensing income is recognised upon the delivery of master tapes and related materials or when services are rendered in accordance with the terms of the underlying contracts.

Sale of video products, magazines and set-top boxes are recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the related products are delivered to customers and title has passed.

Turnover of the Company principally consists of accretion of RCPS yield income and management fees. Accretion of RCPS yield income is recognised when the right to receive payment is established. Management fees are recognised as earned over the period the services are provided.

U SEGMENT REPORTING

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those operating in other economic environments. The allocation of costs between segments is based on the products and services of the specific segments which incur such costs.

summary of significant accounting policies (Cont'd.)

V FINANCIAL INSTRUMENTS

The Group enters into forward exchange contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. There were no forward exchange contracts outstanding as at 31 January 2004 and 31 January 2003.

In assessing the fair value of financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date:

(a) The fair value of long term investment is either at cost or valuation.

(b) The face values of financial assets (less any estimated credit adjustments) and financial liabilities with a maturity period of less than one year are assumed to approximate their fair values.

(c) The fair value of financial liabilities with fixed interest rate is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

(d) The carrying values of financial liabilities with floating interest rates approximate their fair values.

financial risk management

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, credit risk, liquidity and cash flow risk. The Group's overall financial risk management objective is to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments such as foreign exchange contracts and a mixture of fixed and floating interest rates to hedge certain exposures.

FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT

The Group operates internationally and is exposed to foreign currency exchange risk as a result of the foreign currency transactions and borrowings entered into by the Group in currencies other than their functional currencies. Forward foreign currency exchange contracts are used to limit exposure to currency fluctuations on foreign currency receivables and payables, and on cash flows generated from anticipated transactions denominated in foreign currencies.

Most of the Group's foreign currency transactions are conducted in USD, which currently has a fixed exchange rate relative to RM and HKD since 2 September 1998 and 17 October 1983 respectively. Therefore, there is no exposure to foreign currency rate fluctuations denominated in USD as long as the exchange rate remains fixed and the exposure to other foreign currency rate fluctuations is minimal.

INTEREST RATE RISK MANAGEMENT

The Group interest rate exposure arises principally from the Group's trade creditors and borrowings. The interest rate risk is managed through the use of fixed and floating rate financial instruments.

CREDIT RISK MANAGEMENT

The Group has no significant concentration of credit risk with individual counter-parties. Customer credit risk exposure is managed with a combination of credit limits and arrears monitoring procedures. Deposits of cash are placed only with financial institutions that are appropriately supervised or regulated.

LIQUIDITY AND CASH FLOW RISK MANAGEMENT

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group's Treasury aims at maintaining flexibility in funding by keeping committed credit lines available and if necessary, obtaining additional debt funding.

notes to the financial statements – 31 January 2004

1 SEGMENT INFORMATION

(A) Business segments

The Group is organised into the following business segments:

Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.

Radio – provides radio broadcasting services.

Celestial – the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content.

Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; ownership of buildings and investment holding companies.

2004	Multi channel television RM'000	Radio RM'000	Celestial RM'000	Others RM'000	Group RM'000
Turnover					
Total turnover	1,265,598	108,034	20,907	57,518	1,452,057
Inter-segment turnover	—	(4,328)	(3,711)	(41,077)	(49,116)
External turnover	1,265,598	103,706	17,196	16,441	1,402,941
Operating profit/(loss)					
Total operating profit/(loss)	146,792	45,143	(22,740)	3,932	173,127
Inter-segment operating (profit)/loss	32,828	310	(3,447)	(53,488)	(23,797)
Segment operating profit/(loss)	179,620	45,453	(26,187)	(49,556)	149,330
Allocated net interest expense	(7,510)	731	24	(546)	(7,301)
Unallocated net interest expense					(89,783)
Share of operating profit/(loss) from investment in associates	(227)	—	—	1,197	970
Profit from ordinary activities before taxation					53,216
Taxation					(10,258)
Profit from ordinary activities after taxation					42,958
Minority interests					(28)
Profit for the financial year					42,930
Non-equity appropriation					(28,451)
Retained profit for the financial year					14,479

notes to the financial statements - 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(A) Business segments (Cont'd.)

2003	Multi channel television RM'000	Radio RM'000	Celestial RM'000	Others RM'000	Group RM'000
Turnover					
Total turnover	1,034,548	88,664	—	41,985	1,165,197
Inter-segment turnover	(232)	(2,154)	—	(33,421)	(35,807)
External turnover	1,034,316	86,510	—	8,564	1,129,390
Operating profit/(loss)					
Total operating profit/(loss)	(205,895)	30,666	—	(79,941)	(255,170)
Inter-segment operating loss	63,882	1,954	—	55,464	121,300
Segment operating profit/(loss)	(142,013)	32,620	—	(24,477)	(133,870)
Allocated net interest expense	(4,703)	85	—	(564)	(5,182)
Unallocated net interest expense					(110,472)
Share of operating loss from investment in associates	(3,360)	—	—	(3,501)	(6,861)
Loss from ordinary activities before taxation					(256,385)
Taxation					599,040
Profit from ordinary activities after taxation					342,655
Minority interests					6
Profit for the financial year					342,661
Non-equity appropriation					(40,116)
Retained profit for the financial year					302,545

Inter-segment turnover represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

Segment operating profit/(loss) represents the segment turnover less segment expenses, comprising expenses directly attributable and allocated to the segment.

Unallocated net interest expense comprises interest on bank borrowings, corporate shareholder's advances, promissory notes and bills of exchange, finance lease liabilities and rescheduled lease payments, certain debt service and other finance costs, net of interest income.

notes to the financial statements – 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(A) Business segments (Cont'd.)

2004	Multi channel television RM'000	Radio RM'000	Celestial RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
Other information						
Segment assets	578,373	58,545	330,793	354,001	—	1,321,712
Unallocated assets	—	—	—	—	2,302,797	2,302,797
Total assets	578,373	58,545	330,793	354,001	2,302,797	3,624,509
Segment liabilities	(595,300)	(42,147)	(19,454)	(60,139)	—	(717,040)
Unallocated liabilities	—	—	—	—	(1,249,798)	(1,249,798)
Total liabilities	(595,300)	(42,147)	(19,454)	(60,139)	(1,249,798)	(1,966,838)
Net (liabilities)/assets	(16,927)	16,398	311,339	293,862	1,052,999	1,657,671

2004	Multi channel television RM'000	Radio RM'000	Celestial RM'000	Others RM'000	Group RM'000
Tangible fixed assets additions	30,975	2,129	295	6,894	40,293
Film library and programme rights additions	67,165	—	12,578	4,814	84,557
Other intangible assets additions	—	2,750	49,464	—	52,214
Goodwill additions	445	—	—	148,358	148,803
Depreciation of tangible fixed assets	88,130	1,688	1,007	2,990	93,815
Amortisation of film library and programme rights	49,940	—	19,998	2,942	72,880
Provision for doubtful debts	4,419	401	—	111	4,931
Amortisation of goodwill	19,025	—	—	3,334	22,359

notes to the financial statements - 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(A) Business segments (Cont'd.)

2003	Multi channel television RM'000	Radio RM'000	Celestial RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
Other information						
Segment assets	619,599	47,587	—	171,789	—	838,975
Unallocated assets	—	—	—	—	809,217	809,217
Total assets	619,599	47,587	—	171,789	809,217	1,648,192
Segment liabilities	(659,237)	(33,310)	—	(28,757)	—	(721,304)
Unallocated liabilities	—	—	—	—	(1,289,560)	(1,289,560)
Total liabilities	(659,237)	(33,310)	—	(28,757)	(1,289,560)	(2,010,864)
Net (liabilities)/assets	(39,638)	14,277	—	143,032	(480,343)	(362,672)

2003	Multi channel television RM'000	Radio RM'000	Celestial RM'000	Others RM'000	Group RM'000
Tangible fixed assets additions	25,834	5,581	—	3,204	34,619
Film library and programme rights additions	59,754	—	—	2,888	62,642
Depreciation of tangible fixed assets	103,918	1,355	—	11,423	116,696
Amortisation of film library and programme rights	96,687	—	—	1,964	98,651
Provision for doubtful debts	6,209	(111)	—	162	6,260
Amortisation of goodwill	18,966	—	—	—	18,966

Segment assets consist primarily of tangible fixed assets, goodwill, other intangible assets, film library and programme rights, investment in associates, stocks, debtors and cash and bank balances. Unallocated assets consist of deposits with licensed banks and financial institutions, deferred tax assets and tax recoverable.

Segment liabilities comprise creditors and provision for liabilities and charges (other than deferred tax liabilities). Unallocated liabilities consist of borrowings, corporate shareholder's advances, deferred tax liabilities and tax liabilities.

notes to the financial statements – 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments

The Group operates in three main geographical areas:

- Malaysia – comprises the multi-channel Direct-to-Home subscription television and related interactive television business, radio broadcasting services, magazine publishing business, interactive content business for the mobile telephony platform, film production business, talent management, ownership of buildings and investment holding companies.
- Hong Kong – comprises a publishing business, the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content and investment holding companies.
- Others – represents investments in businesses outside Malaysia and Hong Kong that provide multi-channel Direct-to-Home subscription television, radio broadcasting, creation of animation content and investment holding companies.

In determining the geographical segments of the Group, turnover is based on both the geographical location in which the customers are located and from where the turnover is originated. Total assets, capital expenditure, film library and programme rights additions and other intangible assets additions are determined based on the geographical location of the assets.

2004	Malaysia RM'000	Hong Kong RM'000	Others RM'000	Group RM'000
Turnover				
Turnover by destination				
External turnover	**1,372,495**	**4,670**	**25,776**	**1,402,941**
Turnover by origin				
Total turnover	**1,377,968**	**20,907**	**7,806**	**1,406,681**
Inter-segment turnover	**(29)**	**(3,711)**	**—**	**(3,740)**
External turnover	**1,377,939**	**17,196**	**7,806**	**1,402,941**
Operating profit/(loss)				
Total operating profit/(loss)	**176,410**	**(26,183)**	**(897)**	**149,330**
Inter-segment operating (profit)/loss	**3,365**	**(3,447)**	**82**	**—**
Segment operating profit/(loss)	**179,775**	**(29,630)**	**(815)**	**149,330**
Allocated net interest expense	**(8,088)**	**24**	**763**	**(7,301)**
Unallocated net interest expense				**(89,783)**
Share of operating profit/(loss) from investment in associates	**—**	**(2,447)**	**3,417**	**970**
Profit from ordinary activities before taxation				**53,216**

notes to the financial statements – 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments (Cont'd.)

2004	Malaysia RM'000	Hong Kong RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
Other information					
Segment assets	807,621	492,109	21,982	—	1,321,712
Unallocated assets	—	—	—	2,302,797	2,302,797
Total assets	807,621	492,109	21,982	2,302,797	3,624,509
Segment liabilities	(684,203)	(19,454)	(13,383)	—	(717,040)
Unallocated liabilities	—	—	—	(1,249,798)	(1,249,798)
Total liabilities	(684,203)	(19,454)	(13,383)	(1,249,798)	(1,966,838)
Net assets	123,418	472,655	8,599	1,052,999	1,657,671

2003	Malaysia RM'000	Hong Kong RM'000	Others RM'000	Group RM'000
Turnover				
Turnover by destination				
External turnover	1,121,224	—	8,166	1,129,390
Turnover by origin				
Total turnover	1,129,390	—	—	1,129,390
Inter-segment turnover	—	—	—	—
External turnover	1,129,390	—	—	1,129,390
Operating loss				
Total operating loss	(132,598)	—	(1,272)	(133,870)
Inter-segment operating loss	—	—	—	—
Segment operating loss	(132,598)	—	(1,272)	(133,870)
Allocated net interest expense	(5,272)	—	90	(5,182)
Unallocated net interest expense				(110,472)
Share of operating profit/(loss) from investment in associates	(972)	313	(6,202)	(6,861)
Loss from ordinary activities before taxation				(256,385)

notes to the financial statements – 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments (Cont'd.)

2003	Malaysia RM'000	Hong Kong RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
Other information					
Segment assets	826,969	1,858	10,148	—	838,975
Unallocated assets	—	—	—	809,217	809,217
Total assets	826,969	1,858	10,148	809,217	1,648,192
Segment liabilities	(719,226)	—	(2,078)	—	(721,304)
Unallocated liabilities	—	—	—	(1,289,560)	(1,289,560)
Total liabilities	(719,226)	—	(2,078)	(1,289,560)	(2,010,864)
Net assets/(liabilities)	107,743	1,858	8,070	(480,343)	(362,672)

	Group 2004 RM'000	Group 2003 RM'000
Tangible fixed assets additions		
Malaysia	**39,207**	31,652
Hong Kong	**295**	—
Others	**791**	2,967
	40,293	34,619
Film library and programme rights additions		
Malaysia	**71,631**	62,642
Hong Kong	**12,578**	—
Others	**348**	—
	84,557	62,642
Other intangible assets additions		
Malaysia	**2,750**	—
Hong Kong	**49,464**	—
Others	**—**	—
	52,214	—

notes to the financial statements – 31 January 2004 (Cont'd.)

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments (Cont'd.)

	Group	
	2004	**2003**
	RM'000	**RM'000**
Goodwill additions		
Malaysia	**6,882**	—
Hong Kong	**141,921**	—
Others	**—**	—
	148,803	—

2 BUSINESS COMBINATIONS

During the financial year, the Group completed the following significant business combinations:

(a) Business combination of the Company with AAAN Bermuda

On 20 September 2003, the Company acquired the entire issued and paid up ordinary share capital of AAAN Bermuda, as disclosed under General Information. The business combination resulted in the Company being the new holding company of AAAN Bermuda, with the same shareholders as AAAN Bermuda immediately prior to the business combination. Accordingly, the business combination with AAAN Bermuda is accounted for using the merger method of accounting. Refer to Note 29 for details of merger reserve arising on the business combination.

The assets and liabilities contributed by each party at the date of merger were entirely from AAAN Bermuda and its subsidiaries and were as follows:

	RM'000
Fixed assets	1,572,242
Current assets	889,725
Creditors – amounts falling due within one year	(1,356,531)
Creditors – amounts falling due after more than one year	(1,091,936)
	13,500

(b) Business combination of the Group with Celestial

On 20 August 2003, the Group, via an intermediate subsidiary holding company, Celestial Entertainment Holdings Limited ('CEHL'), acquired the entire issued and paid up share capital of CPL and made payments in advance for the remastering of films for a total of RM110,563,000 in cash from Pacific Investments (BVI) Ltd ('PIL'), a related party. The purchase consideration and remastering costs were paid on 2 October 2003.

notes to the financial statements – 31 January 2004 (Cont'd.)

2 BUSINESS COMBINATIONS (Cont'd.)

(b) Business combination of the Group with Celestial (Cont'd.)

This business combination has been accounted for using the acquisition method of accounting. The resultant amount of goodwill arising is as follows:

	Book value/ fair value RM'000
Tangible fixed assets	5,319
Film library and programme rights	256,768
Stocks	756
Debtors	12,362
Deposits, cash and bank balances	8,672
Creditors	(14,334)
Corporate advances	(350,365)
Total fair value of net liabilities acquired at date of acquisition	(80,822)
Goodwill	141,921
Consideration for acquisition of CPL (satisfied by cash)	61,099
Payments made in advance for the remastering of films (Note 16)	49,464
Total	110,563

The fair value of the film library and programme rights was assessed using the discounted cash flow method.

The fair values of the assets and liabilities at the date of acquisition have been based on a preliminary assessment made by management, which will be reviewed up to 31 January 2005. If applicable, the fair values as at date of acquisition will be adjusted based on an updated assessment of the conditions at the date of acquisition.

As part of the acquisition arrangement, the Group also paid RM345,437,000 for settlement of Celestial's corporate advances.

In the financial year ended 31 January 2003, Celestial made a loss after taxation of RM44,479,000. For the period from 1 February 2003 to the date of acquisition, Celestial's management accounts showed:

	RM'000
Turnover	15,371
Loss from operations	(33,020)
Loss from ordinary activities before taxation	(33,850)
Taxation	—
Net loss for the financial period	(33,850)

notes to the financial statements – 31 January 2004 (Cont'd.)

2 BUSINESS COMBINATIONS (Cont'd.)

(c) Other acquisitions

(i) On 27 May 2003, the Group acquired the remaining 500,000 ordinary shares of RM1.00 each in ASTRO Shaw Sdn. Bhd. for a purchase consideration of RM445,000, resulting in ASTRO Shaw Sdn. Bhd. becoming a wholly-owned subsidiary of the Group. The goodwill arising from the acquisition is RM445,000.

(ii) On 20 August 2003, the Group, via its subsidiary company, ASTRO Overseas Limited ('AOL'), acquired the entire issued and paid up capital of Philippine Animation N.V. ('PANV') from Worldwide Sports and Entertainment Inc, a related party, for a purchase consideration of RM23,000 in cash. The goodwill arising from the acquisition is RM6,437,000.

3 COST OF SALES, GROSS PROFIT, OTHER OPERATING INCOME, MARKETING AND DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

The total cost of sales, gross profit, other operating income, marketing and distribution costs and administrative expenses for continuing operations in the financial year include the following amounts relating to the acquisitions of subsidiaries: cost of sales of RM27,619,000, gross loss of RM5,146,000, other operating income of RM329,000, marketing and distribution costs of RM9,955,000 and administrative expenses of RM11,859,000.

4 GAIN ON DISPUTE SETTLEMENT

The gain on dispute settlement relates to the arbitration proceedings by MBNS with one of its major vendors to resolve a dispute involving claims of breach of contract. On 1 June 2001, both parties agreed, on confidential terms, to settle the dispute in full and dismiss the arbitration action. As part of the settlement, a total of 200,000 set-top boxes were delivered to MBNS, at no cost, over a period of three years. The gain on settlement was recognised when its realisation became virtually certain.

The gain on settlement in relation to set top boxes which was not recognised as at 31 January 2004 was RM nil (2003: RM24,015,000).

notes to the financial statements – 31 January 2004 (Cont'd.)

5 OPERATING PROFIT/(LOSS)

The following items have been charged/(credited) in arriving at the operating profit/(loss):

	Note	Group 2004 RM'000	Group 2003 RM'000
Group statutory audit fees to:			
PricewaterhouseCoopers,			
– UK		**214**	—
– firms of worldwide organisation		**801**	364
Other auditors		**9**	5
Other fees to:			
PricewaterhouseCoopers*,			
– audit related		**1,374**	49
– non-audit related		**308**	1,052
Amortisation of film library and programme rights			
– included in cost of sales	14	**72,880**	98,651
Amortisation of goodwill			
– included in administrative expenses	15	**22,359**	18,966
Depreciation of tangible fixed assets			
– owned assets		**72,136**	95,017
– assets under finance lease		**21,679**	21,679
Gain on disposal of tangible fixed assets	33	**(1,126)**	(1,828)
Tangible fixed assets written off			
– included in cost of sales		**22**	503
– included in administrative expenses		**—**	11
Provision for doubtful debts			
– included in administrative expenses		**4,931**	6,260
Provision for stock obsolescence			
– included in administrative expenses		**94**	—
Rental income – land		**(146)**	(146)
Rental income – building		**(30)**	—
Rental income – transponders		**(4,243)**	—
Rental of buildings		**3,448**	2,545
Rental of equipment		**6,706**	6,089
Rental of land		**4,148**	4,148
Bad and doubtful debts written off/(back)			
– included in cost of sales		**1**	—
– included in administrative expenses		**(16)**	1,424

* Other fees charged by the Auditors during the financial year ended 31 January 2004 were wholly in respect of services supplied by PricewaterhouseCoopers outside the UK. In addition, other audit related fees of RM6,195,000 (2003: RM nil) was offset against share premium.

notes to the financial statements - 31 January 2004 (Cont'd.)

6 DIRECTORS' REMUNERATION

	Group	
	2004	**2003**
	RM'000	**RM'000**
Fees	**295**	10
Salaries and emoluments	**581**	255
	876	265

The number of ordinary shares acquired by the Directors directly and indirectly and the number of options over ordinary shares granted to a Director in respect of the Company's ESOS and MSIS during the financial year ended 31 January 2004 are disclosed in the Directors' Report.

Prior to September 2003, a Director's contract of service was with a related party, which was reimbursed as part of strategic consultancy costs and was not separately identified.

7 STAFF COSTS AND NUMBER OF STAFF

The staff costs incurred were as follows:

		Group	
	Note	**2004**	**2003**
		RM'000	**RM'000**
Wages and salaries		**119,835**	110,049
Employee benefits in kind		**9,506**	8,402
Social security cost		**660**	630
Defined contribution pension plan		**11,767**	11,580
Recruiting costs		**981**	1,161
Termination benefits		**1,618**	4,301
Equity compensation benefits	8	**9,170**	—
Staff training		**2,281**	1,983
		155,818	138,106

The companies operating in Malaysia, Hong Kong and the Philippines are required by law, to contribute a fixed percentage of each employee's salary to publicly administered defined contribution pension plans for the employees' retirement.

notes to the financial statements – 31 January 2004 (Cont'd.)

7 STAFF COSTS AND NUMBER OF STAFF (Cont'd.)

The average monthly number of persons employed by the Group were as follows:

	Group	
	2004	**2003**
Malaysian operations		
Corporate	**63**	66
Multi channel television	**1,525**	1,555
Radio	**212**	197
Others	**57**	62
	1,857	1,880
Regional operations	**370**	5
	2,227	1,885

8 EQUITY COMPENSATION BENEFITS

Equity compensation benefits costs incurred by the Company in respect of share options granted pursuant to Employee Share Option Scheme ('ESOS') and award of shares pursuant to Preferential Share Allocation Scheme of RM8,445,000 (2003: RM nil) were not recharged to the relevant subsidiaries.

9 NET INTEREST EXPENSE

	Group	
	2004 RM'000	**2003 RM'000**
Interest costs:		
– Bank borrowings	**63,630**	51,926
– Corporate shareholder's advances	**9,279**	14,276
– Finance lease liabilities	**12,617**	14,836
– Promissory notes and bills of exchange	**6,150**	12,306
– Rescheduled lease payments	**—**	773
– Vendor financing	**7,102**	4,500
	98,778	98,617
Debt service and other finance costs	**16,137**	20,974
	114,915	119,591
Interest income	**(18,763)**	(4,486)
Realised foreign exchange losses	**594**	1,051
Unrealised foreign exchange losses/(gains)	**338**	(502)
	97,084	115,654

notes to the financial statements - 31 January 2004 (Cont'd.)

10 TAXATION

	Group	
	2004	**2003**
	RM'000	**RM'000**
Malaysian income taxes		
Current year	**(1,700)**	(196)
Prior years	**28**	—
	(1,672)	(196)
Foreign income taxes		
Current year	**(124)**	—
Total current taxation	**(1,796)**	(196)
Deferred taxation		
Origination and reversal of timing differences		
– Malaysian taxation	**(8,817)**	599,236
– Foreign taxation	**355**	—
Total deferred taxation	**(8,462)**	599,236
	(10,258)	599,040

There is no Group taxation relief in Malaysia and other foreign countries in which the subsidiaries operate.

The Company has tax resident status in Malaysia and is subject to the Malaysian taxation rules and regulations. The subsidiaries are subject to their individual countries' taxation rules and regulations. The Company incurred no UK taxation.

notes to the financial statements – 31 January 2004 (Cont'd.)

10 TAXATION (Cont'd.)

The explanation of the relationship between the current taxation charge and profit/(loss) from ordinary activities before taxation is as follows:

	Group	
	2004 RM'000	**2003 RM'000**
Profit/(loss) from ordinary activities before taxation	**53,216**	(256,385)
Tax at the domestic rates applicable to profit/(loss) in the country concerned	**(17,599)**	71,788
Expenses not deductible for tax purposes	**(35,901)**	(17,827)
Income not subject to tax	**15,706**	19,430
Tax exempt income due to pioneer status	**12,216**	10,316
Reduction in current financial year's tax expense arising from recognition of previously unrecognised benefits:		
– tax losses	**694**	48
– capital allowances	**42**	124
Unrecognised deferred tax assets:		
– tax losses	**(4,775)**	(7,187)
– capital allowances	**(912)**	(1,888)
– other timing differences	**(1,159)**	—
Timing differences relating to tangible fixed assets	**11,870**	355,000
Timing differences relating to tax losses	**(3,499)**	(420,000)
Timing differences relating to provisions and accruals	**15,321**	(32,836)
Timing differences relating to interest receivables	**7,200**	4,600
Other timing differences	**(1,028)**	18,236
Over accrual in respect of prior financial years (net)	**28**	—
Total current taxation	**(1,796)**	(196)

Certain Malaysian subsidiaries have been awarded Multimedia Super Corridor ('MSC') status and have elected for investment tax allowances or pioneer status (5-year income tax exemption on the statutory income, renewable for a second 5-year term).

11 NON-EQUITY APPROPRIATION

The non-equity appropriation comprises the accretion of yield on:

	Group	
	2004 RM'000	**2003 RM'000**
A Series RCPS	**15,853**	23,751
B Series RCPS/Series I RCPS	**12,598**	16,365
	28,451	40,116

notes to the financial statements - 31 January 2004 (Cont'd.)

11 NON-EQUITY APPROPRIATION (Cont'd.)

The non-equity appropriation represents the accretion of a sum representing 8% per annum calculated from the date which is six months following the relevant dates, as specified in the RCPS agreements, to the date of redemption. A Series RCPS was redeemed and B Series RCPS was exchanged for Series I RCPS, which was subsequently converted to ordinary shares of the Company during the financial year.

12 EARNINGS PER SHARE

Basic earnings per share of the Group is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2004 RM'000	**2003 RM'000**
Profit for the financial year	**42,930**	342,661
Non-equity appropriation	**(28,451)**	(40,116)
Earnings attributable to ordinary shareholders	**14,479**	302,545
Weighted average number of ordinary shares ('000)	**1,390,446**	1,185,549
Basic earnings per share (sen)	**1.0**	25.5

Diluted earnings per share of the Group is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares, adjusted for the assumed conversion of all dilutive potential ordinary shares arising from the share options granted under the ESOS and the dilutive effects of potential ordinary shares arising on the conversion of the RCPS instruments.

	Group
	2004 RM'000
Earnings attributable to ordinary shareholders	**14,479**
Weighted average number of ordinary shares	**1,390,446**
Adjustment for share options granted	**1,340**
Adjustment for the dilutive effect of Series II RCPS	**19,568**
Adjusted weighted average number of ordinary shares	**1,411,354**
Diluted earnings per share (sen)	**1.0**

There was no diluted earnings per share for the year ended 31 January 2003 as the conversion of RCPS to ordinary shares of the Company was contingent upon the IPO.

13 PROFIT AND LOSS ACCOUNT OF THE COMPANY

Of the Group's profit for the financial year, a profit for the financial period of RM137,000 is dealt with in the accounts of the Company. The Directors have taken advantage of the exemption available under Section 230 of the United Kingdom Companies Act, 1985 and not presented a profit and loss account for the Company.

14 FILM LIBRARY AND PROGRAMME RIGHTS

	Group	
	2004 RM'000	**2003 RM'000**
At amortised cost		
Cost	**633,233**	318,978
Accumulated amortisation	**(356,043)**	(306,947)
	277,190	12,031
Production in progress	**3,212**	2,304
Net book amount	**280,402**	14,335
Net book amount		
At beginning of financial year	**14,335**	50,344
Additions	**84,557**	62,642
Amortisation charge	**(72,880)**	(98,651)
Acquisition of subsidiaries	**256,768**	—
Currency translation differences	**(2,378)**	—
At end of financial year	**280,402**	14,335

Included in additions is RM5,097,000 transferred from other intangible assets as disclosed in Note 16.

The amounts of film library and programme rights which are pledged as security for the bank financing facilities are disclosed in Note 23(g).

notes to the financial statements - 31 January 2004 (Cont'd.)

15 GOODWILL

	Group	
	2004	**2003**
	RM'000	**RM'000**
Cost		
At beginning of financial year	**194,803**	194,803
Acquisition of subsidiaries	**148,803**	—
At end of financial year	**343,606**	194,803
Accumulated amortisation		
At beginning of financial year	**54,092**	35,126
Amortisation charge	**22,359**	18,966
At end of financial year	**76,451**	54,092
Net book amount	**267,155**	140,711

Goodwill principally arose from the acquisitions of Radio Advertising and Programming Systems Sdn. Bhd., CPL and PANV. The goodwill is amortised over its estimated useful life ranging from 10 to 20 years, the periods over which the Group expects to benefit from the respective subsidiaries' broadcasting and film distribution rights, using the straight-line method.

16 OTHER INTANGIBLE ASSETS

Group	**Remastering costs RM'000**	**Management rights RM'000**	**Total RM'000**
Cost			
At 31 January 2003 and 1 February 2003	—	—	—
Additions	49,464	2,750	52,214
Transfer to film library and programme rights	(5,097)	—	(5,097)
At 31 January 2004	44,367	2,750	47,117
Net book amount at 31 January 2004	44,367	2,750	47,117

Remastering costs comprise payments made in advance for the remastering of films. The costs are transferred to film library and programme rights upon acceptance of remastered films. Amortisation of remastering costs commences after the transfer of the costs to film library and programme rights.

Management rights represent payments made for the acquisition of management rights under management and consultancy agreements entered into by a subsidiary. The management rights will be amortised over the period of the underlying license, once operations commence.

notes to the financial statements – 31 January 2004 (Cont'd.)

17 TANGIBLE FIXED ASSETS

Group	Software costs RM'000	Buildings RM'000	Satellite transponders* RM'000	Equipment, fixtures and fittings RM'000	Broadcast and transmission equipment** RM'000	Assets under construction RM'000	Total RM'000
Cost							
At 1 February 2003	69,205	172,187	249,305	136,457	425,654	13,105	1,065,913
Additions	7,982	13	—	13,753	9,140	9,405	40,293
Acquisitions of subsidiaries	1,617	847	—	11,784	1,277	—	15,525
Disposals/write-offs	(166)	(322)	—	(4,229)	(1,528)	—	(6,245)
Transfers	—	(267)	—	894	12,395	(13,022)	—
Currency translation differences	(2)	10	—	48	—	54	110
At 31 January 2004	78,636	172,468	249,305	158,707	446,938	9,542	1,115,596
Accumulated depreciation							
At 1 February 2003	(60,563)	(27,277)	(146,332)	(92,327)	(340,223)	—	(666,722)
Charge for the financial year	(6,336)	(4,313)	(21,679)	(17,387)	(44,100)	—	(93,815)
Acquisitions of subsidiaries	(1,166)	(819)	—	(6,217)	(1,194)	—	(9,396)
Disposals/write-offs	19	29	—	3,603	288	—	3,939
Transfers	—	14	—	(14)	—	—	—
Currency translation differences	—	(1)	—	—	—	—	(1)
At 31 January 2004	(68,046)	(32,367)	(168,011)	(112,342)	(385,229)	—	(765,995)
At 31 January 2004							
Cost	78,636	172,468	249,305	158,707	446,938	9,542	1,115,596
Accumulated depreciation	(68,046)	(32,367)	(168,011)	(112,342)	(385,229)	—	(765,995)
Net book amount	10,590	140,101	81,294	46,365	61,709	9,542	349,601
At 31 January 2003							
Cost	69,205	172,187	249,305	136,457	425,654	13,105	1,065,913
Accumulated depreciation	(60,563)	(27,277)	(146,332)	(92,327)	(340,223)	—	(666,722)
Net book amount	8,642	144,910	102,973	44,130	85,431	13,105	399,191

* The Group recognised the satellite transponders under a finance lease as disclosed in Note 23(f).

** The aggregate amount of finance costs included in broadcast and transmission equipment amounted to RM11,930,000 (2003: RM11,930,000).

The amount of tangible fixed assets which are pledged as security for the bank financing facilities are disclosed in Note 23(g).

notes to the financial statements – 31 January 2004 (Cont'd.)

18 INVESTMENT IN SUBSIDIARIES

Company	Shares in Subsidiaries RM'000	Advances to Subsidiaries RM'000	Total RM'000
At date of incorporation	—	—	—
Additions during the financial period:			
Unquoted ordinary shares, at cost	724,429	—	724,429
Unquoted B Series RCPS, at cost	251,270	—	251,270
Unquoted C Series RCPS, at cost	395,000	—	395,000
Accumulated B Series RCPS yield income	6,161	—	6,161
Subordinated advances to a subsidiary	—	350,000	350,000
Interest on subordinated advances to a subsidiary	—	53,398	53,398
At 31 January 2004	1,376,860	403,398	1,780,258

Included in subordinated advances to a subsidiary and interest on subordinated advances are the Advances novated from AAAN Bermuda to the Company as disclosed in the General Information.

The repayment of the advances and associated interest by a subsidiary is subordinated to the PDS, ECA and BPI Facilities (refer to Note 23 for details of the borrowings). The effective interest rates at the end of the financial period ranged between 4.0% and 8.0% (2003: Nil) per annum.

The subsidiaries of the Group, all of which have been included in the consolidated financial statements, are shown below. The percentage holdings and voting rights for the financial years ended 31 January 2004 and 31 January 2003 are the same unless otherwise stated.

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2004 %	Effective interest 2003 %	Principal activities
Directly held by the Company					
AAAN (Bermuda) Limited ('AAAN Bermuda')	Bermuda	Ordinary	**100**	100	Investment holding and provision of management services
Subsidiaries held by AAAN Bermuda					
MEASAT Broadcast Network Systems Sdn. Bhd. ('MBNS')	Malaysia	Ordinary	**100**	100	Providing Direct-to-Home satellite broadcasting services
ASTRO Overseas Limited ('AOL')	Bermuda	Ordinary	**100**	100	Investment holding

notes to the financial statements – 31 January 2004 (Cont'd.)

18 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2004 %	Effective interest 2003 %	Principal activities
Subsidiaries held by MBNS					
MEASAT Digicast Sdn. Bhd. ('Digicast')	Malaysia	Ordinary	**100**	100	Letting of property and such related services
MEASAT Publications Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Magazine publication and distribution
ASTRO Productions Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Production and distribution of television drama programmes
ASTRO Shaw Sdn. Bhd. ('ASSB')	Malaysia	Ordinary	**100**	80	Production and distribution of films
MBNS Multimedia Technologies Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Research and development of multimedia related technologies
MBNS Worldwide Sdn. Bhd.	Malaysia	Ordinary	—	100	Investment holding
All Asia Programming Systems (BVI) Ltd	British Virgin Islands ('BVI')	Ordinary	—	100	Inactive
Multimedia Interactive Technologies Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Development and licensing of multimedia and interactive applications
Maestro Talent and Management Sdn. Bhd. *	Malaysia	Ordinary	**100**	—	Development and management of new talent in entertainment and broadcast industry
Radio Advertising and Programming Systems Sdn. Bhd. ('RAPS')	Malaysia	Ordinary	**100**	100	Investment holding
Subsidiary held by ASSB					
Tayangan Unggul Sdn. Bhd. ('TUSB') (TUSB was a wholly-owned subsidiary of MBNS as at 31 January 2003)	Malaysia	Ordinary	**100**	100	Film production, acquisition, commissioning and distribution
Subsidiaries held by RAPS					
MEASAT Radio Communications Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Operation of commercial radio broadcasting stations
Maestra Broadcast Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Operation of commercial radio broadcasting stations

notes to the financial statements – 31 January 2004 (Cont'd.)

18 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2004 %	Effective interest 2003 %	Principal activities
Subsidiaries held by RAPS (Cont'd.)					
Hotspotz.com Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Multimedia and interactive advertising
Airtime Management and Programming Sdn. Bhd. ('AMP')	Malaysia	Ordinary	**100**	100	Management of commercial radio broadcasting stations, content and programming provider and provision of multimedia and advertising agency services
Subsidiaries held by AMP					
DVR Player.com Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Provision of radio services via internet
MAMBO Networks Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Inactive
Subsidiaries held by AOL					
ASTRO (Brunei) Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Investment holding
All Asia Television and Radio Company (BVI) Ltd ('AATR')	BVI	Ordinary	**100**	100	Investment holding
MEASAT Broadcast Network Systems (BVI) Ltd	BVI	Ordinary	**100**	100	Investment holding
ASTRO Broadcast Corporation (BVI) Ltd	BVI	Ordinary	**100**	100	Investment holding
ASTRO Radio Broadcast (BVI) Ltd ('ARB')	BVI	Ordinary	**100**	100	Investment holding
ASTRO Multimedia International (BVI) Ltd (formerly known as MBNS (Brunei) Ltd)	BVI	Ordinary	**100**	—	Inactive
East Asia Entertainment (BVI) Limited ('EAE')	BVI	Ordinary	**100**	—	Investment holding
Digital Software Exports Ltd ('DSEL')	Mauritius	Ordinary	**100**	100	Investment holding
All Asia Television Broadcast Ltd	Mauritius	Ordinary	**100**	100	Inactive
ASTRO E.Com Ltd ('AECL')	Mauritius	Ordinary	**100**	100	Investment holding

notes to the financial statements – 31 January 2004 (Cont'd.)

18 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2004 %	Effective interest 2003 %	Principal activities
Subsidiaries held by AOL (Cont'd.)					
All Asia Customer Services (Mauritius) Ltd ('AACS')	Mauritius	Ordinary	**100**	100	Investment holding
ASTRO Broadcast Corporation Ltd	Mauritius	Ordinary	**100**	—	Inactive
ASTRO Entertainment Networks Limited *	Mauritius	Ordinary	**100**	—	Providing and distributing programming content
Philippine Animation N.V. ('PANV')+	Netherlands Antilles	Ordinary	**100**	—	Investment holding
Subsidiary held by AACS					
Airtime Marketing and Sales India Private Limited	India	Equity	**74**	74	Radio consultancy, marketing and selling of airtime services
Subsidiaries held by ARB					
OZ-E Radio Pty Limited	Australia	Ordinary	**100**	100	Inactive
ASTRO Broadcasting Pty Limited	Australia	Ordinary	**100**	100	Inactive
Subsidiary held by AECL and DSEL					
ASTRO Network India Private Limited ('ASTRO Network India')#	India	Equity	**74**	74	Internet service provider ('ISP') business
Subsidiary held by EAE					
Celestial Entertainment Holdings Limited ('CEHL')	Hong Kong	Ordinary	**100**	—	Investment holding
Subsidiary held by CEHL					
Celestial Pictures Limited ('CPL')	Hong Kong	Ordinary	**100**	—	Film production, licensing and distribution
Subsidiaries held by CPL					
Celestial Movie Channel Limited ('CMCL')	Hong Kong	Ordinary	**100**	—	Operations of television networks
Celestial Filmed Entertainment Limited ('CFEL')	Hong Kong	Ordinary	**100**	—	Licensing and distribution business

notes to the financial statements – 31 January 2004 (Cont'd.)

18 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2004 %	2003 %	Principal activities
Subsidiaries held by CMCL					
Tian Ying Pin Dao Limited	Hong Kong	Ordinary	**100**	—	Inactive
Tian Ying Movie Channel Limited	Hong Kong	Ordinary	**100**	—	Inactive
Tian Ying Filmed Entertainment Limited	Hong Kong	Ordinary	**100**	—	Inactive
Celestial Television Networks Limited *	United Kingdom	Ordinary	**100**	—	Operation of television networks
Subsidiaries held by CFEL					
Celestial Filmed Entertainment Inc *	United States of America	Common stock	**100**	—	Licensing and distribution
Celestial Pictures Inc *	United States of America	Common stock	**100**	—	Inactive
Celestial Productions Limited	Hong Kong	Ordinary	**100**	—	Licensing and distribution
Subsidiaries held by PANV					
Philippine Animation Studio, Inc +	Philippines	Ordinary	**95.45**	—	Animation service provider
Pacific Digital Animation N.V. ('PDA') +	Netherlands Antilles	Ordinary	**100**	—	Studio management and holder of film properties rights
Pacific Digital Inc +	Philippines	Ordinary	**100**	—	Animation digital service provider
Subsidiary held by PDA					
Philippine Animators Group, Inc +	Philippines	Ordinary	**100**	—	Animation service provider and co-producer

\# Deemed effective interest via DSEL's 49% equity interest in ASTRO Network India and AECL's 49% direct equity interest in ASTRO E.Com India Private Limited, which holds 51% equity interest in ASTRO Network India.

* Subsidiaries incorporated during the financial year.

\+ The financial year ends of PANV and its subsidiaries are 31 December. The Group has used their management accounts in preparing the consolidated financial statements.

notes to the financial statements – 31 January 2004 (Cont'd.)

19 INVESTMENT IN ASSOCIATES

	Group	
	2004	**2003**
	RM'000	**RM'000**
Unquoted shares, at cost	**120,718**	101,194
Advances and accruals for commitment to an associate	**4,494**	4,494
Group's share of losses	**(53,851)**	(54,156)
Accumulated impairment losses	**(38,236)**	(41,880)
Accumulated amortisation of goodwill	**(14,103)**	(11,124)
Currency translation differences	**(135)**	(68)
Transfer to provision for liabilities and charges (Note 26(b))	**3,743**	3,429
	22,630	1,889
Represented by:		
Share of net assets	**4,903**	1,572
Goodwill on acquisition	**17,727**	317
	22,630	1,889

The advances to an associate are denominated in BND, unsecured, non-interest bearing and have no fixed terms of repayment.

Reversal of impairment loss is recognised as the rights to the return of capital of RM3,644,000 has been established by 31 January 2004.

	Group	
	2004	**2003**
	RM'000	**RM'000**
Movements in goodwill on acquisition		
At beginning of financial year	**317**	4,131
Arising from increase in investment in an associate	**20,389**	—
Amortisation charge	**(2,979)**	(3,814)
At end of financial year	**17,727**	317
Represented by:		
Goodwill	**64,156**	43,767
Accumulated amortisation	**(14,103)**	(11,124)
Accumulated impairment	**(32,326)**	(32,326)
	17,727	317

notes to the financial statements – 31 January 2004 (Cont'd.)

19 INVESTMENT IN ASSOCIATES (Cont'd.)

The goodwill impairment charge has been made in respect of an associate because of operating losses sustained by that associate. The Directors consider that the carrying value of the goodwill on acquisition is recoverable.

Details of the associates are as follows:

Name of associate	Country of incorporation	Class of shares	Effective interest 2004 %	Effective interest 2003 %	Principal activities
Hsin-Chi Broadcast Co. Ltd	Taiwan	Ordinary	**35.7**	35.7	Direct-to-Home satellite broadcasting services
Kristal-ASTRO Sdn. Bhd.	Brunei Darussalam	Ordinary	**48.9**	48.9	Provide Direct-to-Home satellite digital television broadcast and multimedia services and the supply of broadcasting apparatus
TVB Publishing Holding Limited ('TVBPH')	Hong Kong	Ordinary	**26.3**	16.7	Investment holding
ASTRO E.Com India Private Limited	India	Ordinary	**49.0**	49.0	Establish and invest in the business of telecommunications, web portal, electronics commerce and internet services

Prior to the additional investment in TVBPH during the financial year ended 31 January 2004, the Group had significant influence over the operations of TVBPH through certain participating rights, including the approval of TVBPH's annual budget and appointment of certain key members of management. Refer to Note 38(a) for further details.

20 STOCKS

	Group 2004 RM'000	Group 2003 RM'000
At cost		
Set-top boxes	**30,875**	57,386
Tapes and other materials	**5,778**	3,659
Total stocks	**36,653**	61,045

The amounts of stocks which are pledged as security for the bank financing facilities are disclosed in Note 23(g).

notes to the financial statements – 31 January 2004 (Cont'd.)

21 DEBTORS

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Amounts falling due within one year:			
Trade debtors	**209,849**	135,827	—
Provision for doubtful debts	**(25,643)**	(15,937)	—
Trade debtors – net	**184,206**	119,890	—
Other debtors	**46,496**	31,314	**5,651**
Provision for doubtful debts	**(422)**	(406)	—
Other debtors – net	**46,074**	30,908	**5,651**
Amounts due from subsidiaries	—	—	**948,532**
Amounts due from associates	**10,794**	10,487	—
Provision for amounts due from associates	—	(3,357)	—
Amounts due from associates – net	**10,794**	7,130	—
Amounts due from related parties	**12,793**	10,230	—
Total debtors	**253,867**	168,158	**954,183**
Prepayments	**16,525**	24,358	**225**
	270,392	192,516	**954,408**

Included in amounts due from subsidiaries are:

(a) the Indebtedness novated from AAAN Bermuda to the Company as disclosed in the General Information; and

(b) amount due from AAAN Bermuda to the Company in respect of the cancellation of AAAN Bermuda's outstanding promissory notes (including interest) amounting to RM75,761,000 upon issuance of bills of exchange by the Company on 29 October 2003 in exchange for and to discharge the said outstanding promissory notes of AAAN Bermuda.

A total of RM844,827,000 included in amounts due from subsidiaries have principal portions which are unsecured, interest bearing and have no fixed terms of repayment. The effective interest rates at the end of the financial period ranged between 2.9% and 4.0% (2003: Nil) per annum. The remaining amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

The amounts of debtors which are pledged as security for the bank financing facilities are disclosed in Note 23(g). Credit terms of trade debtors range from payment in advance to 60 days.

notes to the financial statements - 31 January 2004 (Cont'd.)

21 DEBTORS (Cont'd.)

Concentrations of credit risk with respect to trade debtors are limited due to the Group's large number of customers. The Group's historical experience in collection of debts generally falls within the recorded provision. The Directors believe that there is no additional credit exposure above the amounts provided.

Total debtors were denominated in the following currencies:

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
RM	**189,976**	141,870	**92,551**
USD	**20,155**	15,594	**838,964**
HKD	**23,307**	62	**19,850**
INR	**14,412**	6,531	**—**
Others	**6,017**	4,101	**2,818**
	253,867	168,158	**954,183**

22 DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Deferred tax assets	**602,774**	603,836	**—**
Deferred tax liabilities (Note 26(c))	**(17,624)**	(10,400)	**(4,700)**
	585,150	593,436	**(4,700)**

notes to the financial statements - 31 January 2004 (Cont'd.)

22 DEFERRED TAX (Cont'd.)

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
At beginning of financial year/date of incorporation	**593,436**	(5,800)	—
(Charged)/credited to profit and loss account			
– tangible fixed assets	**(10,652)**	143,493	—
– tax losses	**23,684**	420,332	—
– provisions and accruals	**(15,321)**	32,971	—
– interest receivables	**(7,200)**	(4,600)	**(4,700)**
– others	**1,027**	7,040	—
	(8,462)	599,236	**(4,700)**
Other movements:-			
– Acquisition of a subsidiary	**165**	—	—
– Currency translation differences	**11**	—	—
At end of financial year/period	**585,150**	593,436	**(4,700)**
Deferred tax assets (before offsetting)			
Tangible fixed assets	**133,958**	144,000	—
Tax losses	**444,580**	420,896	—
Provisions and accruals	**17,515**	32,836	—
Others	**8,370**	7,143	—
	604,423	604,875	—
Offsetting	**(1,649)**	(1,039)	—
Deferred tax assets (after offsetting)	**602,774**	603,836	—
Deferred tax liabilities (before offsetting)			
Tangible fixed assets	**(1,649)**	(1,039)	—
Interest receivables	**(17,600)**	(10,400)	**(4,700)**
Others	**(24)**	—	—
	(19,273)	(11,439)	**(4,700)**
Offsetting	**1,649**	1,039	—
Deferred tax liabilities (after offsetting)	**(17,624)**	(10,400)	**(4,700)**
The deferred tax assets are expected to be recovered as follows:			
Within one year	**102,897**	32,000	—
After one year	**499,877**	571,836	—
Total deferred tax assets	**602,774**	603,836	—

22 DEFERRED TAX (Cont'd.)

The Directors have reviewed the business plans for the relevant subsidiaries and are of the opinion that sufficient taxable income will, more likely than not, be generated in future financial years to utilise the tax losses and capital allowances carried forward.

The Group has the following amounts of tax losses, capital allowances and other timing differences carried forward in relation to companies in Malaysia and Hong Kong for which the related tax effects have not been included in the financial statements:

	Group	
	2004 RM'000	2003 RM'000
Tax losses carried forward	**197,106**	178,685
Capital allowances carried forward	**30,428**	26,207
Other timing differences carried forward	**37,303**	36,751

In addition, certain Malaysian subsidiaries have unutilised investment tax allowances amounted to approximately:

	Group	
	2004 RM'000	2003 RM'000
Investment tax allowances	**475,303**	472,074

The benefits of unutilised tax losses, capital allowances and investment tax allowances can be carried forward indefinitely and will be obtained when the relevant subsidiaries derive future assessable income of a nature and of an amount sufficient for these carried forward tax losses, capital allowances and investment tax allowances to be utilised respectively.

23 BORROWINGS (INTEREST BEARING)

		Group		Company
	Note	2004 RM'000	2003 RM'000	2004 RM'000
Amounts falling due within 1 year				
Unsecured:				
Promissory notes		—	156,488	—
Secured:				
Private debt securities ('PDS')		**215,653**	—	—
Foreign structured trade finance ('ECA')		**38,913**	37,807	—
Finance lease liabilities		**26,853**	24,412	—
		281,419	218,707	—

notes to the financial statements – 31 January 2004 (Cont'd.)

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

	Note	Group		Company
		2004 RM'000	2003 RM'000	2004 RM'000
Amounts falling due after more than 1 year				
Secured:				
PDS		**352,458**	697,469	—
ECA		**28,986**	66,585	—
BPI Facilities		**44,751**	—	—
USD term loan		**434,678**	—	**434,678**
Finance lease liabilities		**88,515**	115,368	—
		949,388	879,422	**434,678**
Total borrowings		**1,230,807**	1,098,129	**434,678**
Analysis of total borrowings				
Unsecured:				
Promissory notes	(a)	—	156,488	—
Secured:				
PDS	(b)	**568,111**	697,469	—
ECA	(c)	**67,899**	104,392	—
BPI Facilities	(d)	**44,751**	—	—
USD term loan	(e)	**434,678**	—	**434,678**
Finance lease liabilities	(f)	**115,368**	139,780	—
		1,230,807	1,098,129	**434,678**
Maturity period:				
– amounts falling due within 1 year		**281,419**	218,707	—
– amounts falling due after more than 1 year but not more than 2 years		**234,890**	375,528	—
– amounts falling due after more than 2 years but not more than 5 years		**669,747**	503,894	**434,678**
– amounts falling due after more than 5 years		**44,751**	—	—
		1,230,807	1,098,129	**434,678**

notes to the financial statements – 31 January 2004 (Cont'd.)

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

Total borrowings are denominated in the following currencies:

	Group		Company
	2004 **RM'000**	**2003** **RM'000**	**2004** **RM'000**
RM	**728,230**	922,959	**—**
USD	**502,577**	175,170	**434,678**
	1,230,807	1,098,129	**434,678**

	Group		Company
Maturity of un-drawn committed borrowing facilities:			
Within 1 year	**611,000**	—	**361,000**
More than 1 year	**200,000**	—	**—**
	811,000	—	**361,000**

The effective interest rates per annum of the bank financing facilities as at the end of the financial year/period are as follows:

	Group		Company
	2004 %	**2003** %	**2004** %
Promissory notes	**—**	8.4	**—**
PDS:			
Bank Guaranteed Fixed Rate Bonds ('Bonds')	**8.1**	8.1	**—**
Medium Term Notes ('MTN')	**5.9 to 6.0**	5.9 to 6.0	**—**
Commercial Papers ('CP')	**—**	3.4	**—**
ECA:			
Export Kreditnamnden ('EKN')	**9.0 to 9.1**	9.0 to 9.1	**—**
Office National du Ducroire ('OND')	**7.7 to 7.8**	7.4 to 7.6	**—**
Commercial Facility	**8.0 to 8.2**	7.8 to 8.0	**—**
BPI Facilities	**7.3**	—	**—**
USD term loan	**5.7**	—	**5.7**

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

(a) Promissory notes

The promissory notes are unsecured and subject to interest at the rate of 2% above the Malayan Banking Berhad ('MBB') base lending rate per annum. All the promissory notes reached their maturity by 1 July 2002. However, the bearer only requested partial payment on 8 October 2003. On 29 October 2003, the outstanding balance of the promissory notes was cancelled and replaced by bearer bills of exchange. The bearer bills of exchange were subsequently repaid on 14 November 2003.

(b) RM715.0 million Private Debt Securities ('PDS')

The PDS facility was drawn as follows:

	Group	
	2004 RM'000	**2003 RM'000**
Bonds	**350,000**	350,000
MTN	**220,000**	220,000
CP	**—**	145,000
Amount drawn	**570,000**	715,000

On 28 March 2000 as varied on 24 March 2003, MBNS secured a total facility of RM715.0 million comprising RM365.0 million 6-year Bank Guaranteed Commercial Papers ('CP')/Medium Term Notes ('MTN') and RM350.0 million 5-year and 6-year Bank Guaranteed Fixed Rate Bonds ('Bonds'), (collectively known as 'PDS').

The PDS facility is supported by a syndicated bank guarantee facility for a total of RM731.0 million (inclusive of one coupon payment on the Bonds) for which the Group has pledged, as collateral, certain assets of its subsidiaries as disclosed in Note 23(g). The bank guarantee commission per annum is 1.8% on the amount guaranteed. The PDS facility is subject to covenants, representations and warranties, events of default and MBNS consolidated financial and other ratio covenants.

Bonds comprise RM175.0 million 5-year 7.8% bonds at a nominal value of RM1.00 each and RM175.0 million 6-year 7.9% bonds at a nominal value of RM1.00 each. Interest on the Bonds is payable semi-annually in arrears and the Bonds are redeemable on the maturity dates of 13 June 2005 and 13 June 2006 for the 5-year bonds and 6-year bonds, respectively.

CP may be issued with tenure of three, six, nine and twelve months and may be re-issued when they mature for further periods up to a total of five years. MTN may be issued with tenure of two, three and four years. The MTN may be converted to CP for a further period of up to 2 years. The CP and MTN are negotiable non-interest bearing bank-guaranteed promissory notes in bearer form issued at a discount to face value.

The net proceeds of CP and MTN are repayable in amounts of RM35.0 million, RM140.0 million and RM175.0 million by the fourth, fifth and sixth anniversary, respectively, from 13 June 2000, the date of first issue of PDS. No CP was outstanding as at 31 January 2004.

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

(c) USD80.0 million foreign structured trade finance ('ECA') facility

On 1 June 2000 (as amended and restated as of 17 March 2003), MBNS secured a 5-year USD80.0 million export credit agency facility for the purchase of set-top boxes. The facility also provides for MBNS to enter into currency swap arrangements up to the ECA amount ('Currency Swap Facility'), which was subsequently reduced to USD30.0 million on 15 January 2004 in line with the reduced loan amount outstanding. The Currency Swap Facility is secured up to USD12.0 million if utilised as part of the ECA. MBNS has todate not utilised the Currency Swap Facility. The ECA comprises three term loan facilities: facilities guaranteed by the Swedish (Export Kreditnamnden, 'EKN') and Belgian (Office National du Ducroire, 'OND') export credit agencies of up to USD34.0 million each and the remaining USD12.0 million is a commercial facility ('Commercial Facility') without any guarantee. The assets pledged as collateral under the ECA are disclosed in Note 23(g).

MBNS commenced its first drawdown on 15 December 2000. As at 31 July 2001, the final availability date under the facility, the undrawn amount of USD27.4 million was no longer available to MBNS. The ECA (as amended from time to time) is subject to covenants, representations and warranties and events of default and MBNS consolidated financial ratio covenants.

The ECA is repayable in equal successive, semi-annual instalments, commencing from 31 October 2000 to 31 March 2005 for the EKN facility and from 1 May 2001 to 1 November 2005 for the OND and Commercial Facilities. The interest payable is 1.0%, 1.0% and 3.3% above London Inter-Bank Offer Rate ('LIBOR') per annum for the EKN, OND and Commercial Facility, respectively. The repricing of the LIBOR is on a semi-annual basis. MBNS had on 24 March 2004 received consent for the interest period to be changed from 6 months to 1 month with effect from 31 March 2004.

(d) RM500.0 million term loan facility with bank guarantee sub-limit of RM100.0 million ('BPI Facilities')

On 6 February 2003, MBNS entered into a financing agreement with Bank Pembangunan dan Infrastruktur Malaysia Berhad ('BPI') for term loan facilities as described above. The BPI Facilities have a tenure of 10 years and consist of 2 tranches as follows:

Tranche 1: RM300.0 million is available within 12 months from date of the agreement. Interest is payable at 7.0% per annum for 1st to 5th year and 1.5% per annum over the lender's cost of funds ('COF') as defined in the agreement for 6th to 10th year. BPI had on 8 April 2004 extended the availability period from 5 February 2004 to 5 June 2004.

Tranche 2: RM200.0 million is available within 5 years from date of the agreement. Interest is payable at 1.5% per annum over the COF.

The BPI Facilities are subject to covenants, representations and warranties, events of default and MBNS consolidated financial ratio covenants.

Interest is payable semi-annually in arrears. The BPI Facilities are repayable in the 9th and 10th year from date of first drawdown at equal instalments of RM250.0 million each. The bank guarantee interest per annum is 1.0% on the amount guaranteed. The assets pledged as collateral under the BPI Facilities is disclosed in Note 23(g). MBNS commenced its first draw down on 16 July 2003.

(e) USD265 million term loan facilities ('USD term loan')

On 26 September 2003 ('the agreement date'), the Company entered into an agreement to obtain a financing package of up to USD265 million (approximately RM1,007.0 million) to finance the acquisition of CPL, repay Celestial's corporate advances, service interest due, other fees payable under the facilities and for other purposes as may be approved by the lenders. On 2 October 2003, the entire amount of USD265 million was drawn down by the Company. Following the Company's listing on 29 October 2003, a portion of the IPO proceeds amounting to RM551 million (USD145 million) was used to partly repay the USD term loan. The details of securities provided for the USD term loan are disclosed in Note 23(g).

Following the repayment, up to USD95.0 million can be redrawn upon the provision of corporate guarantee from MBNS and Digicast creating pari passu ranking of securities currently provided to the guarantors of PDS and lenders of the ECA and BPI Facilities ('the MBNS and Digicast securities'). Otherwise, only USD25 million of the repayment is available for redrawal by 7 May 2004.

notes to the financial statements – 31 January 2004 (Cont'd.)

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

(e) USD265 million term loan facilities ('USD term loan') (Cont'd.)

The USD term loan is subject to covenants, representations and warranties, events of default and the Company's consolidated (excluding CEHL and its subsidiaries) financial ratio covenants.

Interest is payable either at the selection of one, three or six month interest period. Interest rates are 1.8% p.a., 2.1% p.a. and 2.6% p.a. above USD LIBOR applicable from the agreement date up to 9 months, above 9 months to 15 months and above 15 months, respectively. Notwithstanding the foregoing, interest shall be 1.8% p.a. above LIBOR once MBNS and Digicast securities are created. The USD term loan is repayable in full on the final maturity date, 2 October 2005. If an extension of maturity date is made, repayment is by way of 11 equal quarterly instalments amounting to 8.3% each of the outstanding principal, beginning 31 July 2006 with the 12th quarter instalment adjusted to the remaining principal outstanding.

(f) Finance lease liabilities

This represents amounts owing to BSS, a related party, for the lease of transponders on the Malaysia East Asia Satellite 1 ('M1').

	Group	
	2004	**2003**
	RM'000	**RM'000**
Lease rental obligations:		
Amounts falling due within 1 year	**26,853**	24,412
Amounts falling due after more than 1 year	**88,515**	115,368
Total	**115,368**	139,780

The effective interest rate of the finance lease is 9.7% (2003: 9.7%) per annum. The transponder lease rental payments are payable quarterly in advance over the term of 11.5 years, which commenced on 1 May 1996.

The following is a summary of the minimum lease payments:

	Group	
	2004	**2003**
	RM'000	**RM'000**
Lease rental obligations		
Minimum lease payments:		
– amounts falling due within 1 year	**37,029**	37,029
– amounts falling due after more than 1 year but not more than 2 years	**37,029**	37,029
– amounts falling due after more than 2 years but not more than 5 years	**64,803**	101,832
	138,861	175,890
Future finance charges on finance lease	**(23,493)**	(36,110)
Present value of lease rental obligations	**115,368**	139,780
Maturity period		
Not later than 1 year	**26,853**	24,412
Later than 1 year and not later than 2 years	**29,539**	26,853
Later than 2 years and not later than 5 years	**58,976**	88,515
Present value of lease rental obligations	**115,368**	139,780

notes to the financial statements - 31 January 2004 (Cont'd.)

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

(f) Finance lease liabilities (Cont'd.)

One of the five transponders leased on M1 is rent free until revenue is generated from commercial use of that transponder, whereupon the rental will be mutually agreed based on prevailing market rates, prorated for transponder capacity utilised. Should a third party propose to take a sublease of that transponder, MBNS, the lessee may either sublease it directly, remitting the balance of rental after deduction of reasonable costs to BSS, or procure the third party to lease it directly from BSS, thereby relinquishing MBNS's rights to that transponder. No revenue has been generated from this transponder.

(g) Securities for bank financing facilities

Certain assets of the Company are pledged as securities for the USD term loan whereas all assets of MBNS and Digicast (before elimination of inter-company balances) are pledged as securities on a pari passu basis to the PDS, ECA and BPI Facilities. The amount of assets pledged is as follows:

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Tangible fixed assets	**243,468**	277,272	**—**
Shares in subsidiaries	**1,397,812**	20,507	**1,376,860**
Advances to subsidiaries	**403,398**	—	**403,398**
Film library and programme rights	**28,771**	11,446	**—**
Stocks	**35,643**	61,023	**—**
Debtors	**1,494,249**	478,867	**954,408**
Deposits, cash and bank balances	**388,699**	170,123	**174,031**
	3,992,040	1,019,238	**2,908,697**

The USD term loan is secured by the following:

(i) Corporate guarantees from AAAN Bermuda, AOL, CPL, CFEL and CMCL, debenture, bank accounts assignment and legal share mortgage by the Company, debentures, bank accounts assignments and equitable share mortgages by various subsidiaries of the Company other than MBNS and its subsidiaries.

(ii) As part of the security arrangement and in accordance with the undertaking by MBNS, MBNS shall become a guarantor and together with Digicast shall create pari passu ranking of securities currently provided to the guarantors of the PDS and lenders of the ECA and BPI Facilities, subject to fulfilment of certain conditions.

The rights, title, interest and benefits of MBNS for the following are also assigned to the PDS, ECA and BPI Facilities:

(i) All Asia Broadcast Centre leased land.

(ii) M1 transponder lease agreement with BSS, the transponder insurance and the broadcast's all risk policy.

(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

The Company, AAAN Bermuda, CPL and the various subsidiaries under CPL, and MBNS are required to establish various bank accounts to be managed by or secured in favour of their respective lenders.

In general, all monies received (except for cash proceeds from the Company's IPO) are required to be deposited into the assigned bank accounts and to be applied in specific manner as permitted under the various financing agreements in respect of the USD term loan, PDS, ECA and BPI Facilities.

notes to the financial statements - 31 January 2004 (Cont'd.)

23 BORROWINGS (INTEREST BEARING) (Cont'd.)

(g) Securities for bank financing facilities (Cont'd.)

The bank balances in the aforementioned bank accounts are as follows:

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
Bank balances	**24,245**	17,991	**63**
Deposits with licensed banks and financial institutions	**181,081**	33,800	**173,968**
	205,326	51,791	**174,031**

The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

Deposits are pledged by certain subsidiaries in the Group with commercial banks to provide up to 100% security coverage for ad-hoc bank guarantees and letters of credit issued on the subsidiaries' behalf. The deposits are pledged by way of letters of set-off with the banks. Total amount of deposits pledged are as follows:

	Group	
	2004 RM'000	2003 RM'000
Deposits pledged	**1,675**	1,690

24 CREDITORS

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
Amounts falling due within 1 year			
Trade creditors	**380,595**	355,885	—
Other creditors	**182,750**	183,681	**11,073**
Amounts due to subsidiaries	—	—	**295,765**
Amounts due to related parties	**31,687**	35,112	**2,880**
Deferred income	**73,612**	68,098	—
	668,644	642,776	**309,718**
Amounts falling due after more than 1 year			
Trade creditors	**30,910**	12,931	—
Amount due to a related party	**8,442**	—	—
Amount due to an associate	**349**	—	—
	39,701	12,931	—

24 CREDITORS (Cont'd.)

Credit terms granted by vendors generally range from no credit to 60 days. Vendors of set-top boxes have granted payment terms of 12 months and 24 months ('vendor financing') to the Group commencing from financial year ended 31 January 2003 as set out below:

(i) Interest charged for 12 months vendor financing terms is at the twelve-month LIBOR calculated at 335 days from invoice date and/or the Singapore Inter Bank Offer Rate ('SIBOR') + 1.5% per annum for a period of twelve (12) months from delivery date.

(ii) Interest charged for 24 months vendor financing terms is two year USD swap rate calculated at 700 days from invoice date.

The effective interest rates at the end of the financial year ranged between 1.3% and 3.2% (2003: 1.5% and 3.0%) per annum.

Total creditors (excluding deferred income) were denominated in the following currencies:

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
RM	**383,558**	420,873	**275,903**
USD	**208,491**	154,714	**30,548**
Euro	**13,616**	5,669	**—**
HKD	**14,224**	—	**109**
Others	**14,844**	6,353	**3,158**
	634,733	587,609	**309,718**

25 CORPORATE SHAREHOLDER'S ADVANCES (INTEREST BEARING)

	Group	
	2004 RM'000	**2003 RM'000**
Unsecured		
At beginning of financial year	**180,917**	166,641
Interest costs	**9,279**	14,276
Repayment	**(158,050)**	—
Payment of interest	**(32,146)**	—
At end of financial year	**—**	180,917

At 1 February 2003, MBNS had outstanding unsecured corporate shareholder's advances ('UTES Advances') from Usaha Tegas Entertainment Systems Sdn. Bhd. ('UTES') which were subordinated to the ECA, PDS and BPI Facilities, unless the repayment was made by an equivalent amount of equity injection. On 22 July 2003, UTES, MBNS and AAAN Bermuda entered into a novation agreement to novate the UTES Advances to AAAN Bermuda.

Following the novation, the UTES Advances were repaid and MBNS in turn capitalised an amount equivalent to RM189,360,000 via the issuance of 189,360,000 new ordinary shares at RM1.00 each to AAAN Bermuda on 31 October 2003. The balance of RM836,000 owing to AAAN Bermuda remains subordinated.

As at 31 January 2003, the effective interest rate ranged from 8.9% to 9.5% per annum.

notes to the financial statements - 31 January 2004 (Cont'd.)

26 PROVISION FOR LIABILITIES AND CHARGES

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Amounts falling due within 1 year	**4,952**	62,168	**—**
Amounts falling due after more than 1 year	**21,367**	13,829	**4,700**
	26,319	75,997	**4,700**

Amounts falling due within 1 year

(a) Set-top boxes

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
At beginning of financial year	**62,168**	—	—
Recognised during the financial year	**—**	125,844	—
Utilised during the financial year	**(57,216)**	(63,676)	—
At end of financial year	**4,952**	62,168	—

During the financial year ended 31 January 2003, the Group committed to replace, free of charge, the first generation set-top boxes of active multi-channel television subscribers with second generation set-top boxes that feature enhanced interactive functionalities. The replacement of an estimated total of 172,000 units of set-top boxes is being carried out in phases. Accordingly, a provision for set-top boxes replacement of RM125,844,000 was made for the financial year ended 31 January 2003. As at 31 January 2004, 161,000 (2003: 80,000) units have been replaced. The balance of the provision is expected to be utilised in the financial year ending 31 January 2005.

Amounts falling due after more than 1 year

		Group		Company
		2004 RM'000	**2003 RM'000**	**2004 RM'000**
Provision for associates	(b)	**3,743**	3,429	—
Deferred tax liabilities	(c)	**17,624**	10,400	**4,700**
Total amounts falling due after more than 1 year		**21,367**	13,829	**4,700**

notes to the financial statements – 31 January 2004 (Cont'd.)

26 PROVISION FOR LIABILITIES AND CHARGES (Cont'd.)

(b) Provision for the Group's share of deficiency in net assets of associates

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
At beginning of financial year	**3,429**	2,403	**—**
Transfer from investment in associates	**314**	1,026	**—**
At end of financial year	**3,743**	3,429	**—**

(c) Deferred tax liabilities

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
At beginning of financial year/date of incorporation	**10,400**	5,800	**—**
Recognised during the financial year/period	**7,224**	4,600	**4,700**
At end of financial year/period	**17,624**	10,400	**4,700**

Details of deferred tax liabilities are disclosed in Note 22.

27 CALLED UP SHARE CAPITAL

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Total share capital is analysed as follows:			
Authorised			
(a) Equity	**1,851,000**	1,851,000	**1,851,000**
(b) Non-equity	**18,797**	4,900	**9,947**
	1,869,797	1,855,900	**1,860,947**
Allotted, called up and fully paid			
(a) Equity	**1,189,541**	724,429	**1,189,541**
(b) Non-equity	**—**	4,900	**—**
	1,189,541	729,329	**1,189,541**

27 CALLED UP SHARE CAPITAL (Cont'd.)

(a) Equity

(i) Authorised share capital

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Ordinary shares of 10p each			
At beginning of financial year (3,000,000,000 ordinary shares)*	**1,851,000**	1,851,000	**—**
At the date of incorporation (500,000 ordinary shares)**	**—**	—	**309**
Created during the financial period (2,999,500,000 ordinary shares)	**—**	—	**1,850,691**
At end of financial year/period (3,000,000,000 ordinary shares)	**1,851,000**	1,851,000	**1,851,000**

	Group		Company
	2004 GBP'000	**2003 GBP'000**	**2004 GBP'000**
At end of financial year/period	**300,000**	300,000	**300,000**

* The authorised share capital is restated as if the Group had been in existence throughout each financial year presented.

** At date of incorporation, the Company's authorised share capital consisted of 50,000 ordinary shares of GBP1.00 each. On 20 September 2003, the Company sub-divided and converted the nominal value of its authorised share capital into ordinary shares of 10p each.

(ii) Allotted, called up and fully paid share capital

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Ordinary shares of 10p each			
At beginning of financial year (1,185,548,556 ordinary shares)*	**724,429**	724,429	**—**
At date of incorporation (20 ordinary shares)	**	—	**
Share swap with AAAN Bermuda (1,185,548,556 ordinary shares)	**—**	—	**724,429**
Shares allotted pursuant to IPO (508,400,000 ordinary shares)	**322,504**	—	**322,504**
Conversion of Series I RCPS to ordinary shares (116,590,707 ordinary shares)	**73,959**	—	**73,959**
Conversion of Series II RCPS to ordinary shares (108,219,178 ordinary shares)	**68,649**	—	**68,649**
At end of financial year/period (1,918,758,461 ordinary shares)	**1,189,541**	724,429	**1,189,541**

notes to the financial statements – 31 January 2004 (Cont'd.)

27 CALLED UP SHARE CAPITAL (Cont'd.)

(a) **Equity (Cont'd.)**

(ii) **Allotted, called up and fully paid share capital (Cont'd.)**

	Group		Company
	2004 GBP'000	2003 GBP'000	2004 GBP'000
At end of financial year/period	**191,876**	118,555	**191,876**

* The called up share capital is restated as if the Group had been in existence throughout each financial year presented.

** At date of incorporation, the Company allotted 2 subscriber shares of GBP1.00 each at par. On 20 September 2003, the Company sub-divided and converted the nominal value of the Company's allotted share capital into 20 ordinary shares of 10p each.

(b) **Non-equity**

(i) **Authorised share capital**

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
RPS of GBP1.00 each			
At beginning of financial year/date of incorporation	**—**	—	**—**
Created during the financial year/period (49,998 RPS)	**299**	—	**299**
At end of financial year/period	**299**	—	**299**
A Series RCPS of USD0.01 each			
At beginning of financial year (75,000,000 RCPS)	**2,850**	2,850	**—**
At end of financial year	**2,850**	2,850	**—**
B Series RCPS of USD0.01 each			
At beginning of financial year (53,947,368 RCPS)	**2,050**	2,050	**—**
At end of financial year	**2,050**	2,050	**—**
C Series RCPS of USD0.01 each			
At beginning of financial year	**—**	—	**—**
Created during the financial year (103,947,368 RCPS)	**3,950**	—	**—**
At end of financial year	**3,950**	—	**—**

notes to the financial statements – 31 January 2004 (Cont'd.)

27 CALLED UP SHARE CAPITAL (Cont'd.)

(b) Non-equity (Cont'd.)

(i) Authorised share capital (Cont'd.)

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Series I RCPS of 1p each			
At beginning of financial year/date of incorporation	—	—	—
Created during the financial year/period (53,947,368 RCPS)	**3,296**	—	**3,296**
At end of financial year/period	**3,296**	—	**3,296**
Series II RCPS of 1p each			
At beginning of financial year/date of incorporation	—	—	—
Created during the financial year/period (103,947,368 RCPS)	**6,352**	—	**6,352**
At end of financial year/period	**6,352**	—	**6,352**
Total non-equity authorised share capital	**18,797**	4,900	**9,947**

Analysis of non-equity authorised share capital denominated in GBP and USD

	Group		Company
	2004 GBP'000	**2003 GBP'000**	**2004 GBP'000**
RPS of GBP1.00 each	**50**	—	**50**
Series I RCPS of 1p each	**539**	—	**539**
Series II RCPS of 1p each	**1,039**	—	**1,039**
At end of financial year/period	**1,628**	—	**1,628**

	Group		Company
	2004 USD'000	**2003 USD'000**	**2004 USD'000**
A Series RCPS of USD0.01 each	**750**	750	—
B Series RCPS of USD0.01 each	**539**	539	—
C Series RCPS of USD0.01 each	**1,040**	—	—
At end of financial year	**2,329**	1,289	—

notes to the financial statements – 31 January 2004 (Cont'd.)

27 CALLED UP SHARE CAPITAL (Cont'd.)

(b) Non-equity (Cont'd.)

(i) Authorised share capital (Cont'd.)

The A Series and B Series RCPS are the authorised non-equity share capital of AAAN Bermuda as at 31 January 2003. During the financial year ended 31 January 2004, AAAN Bermuda created an additional authorised non-equity share capital, C Series RCPS. These RCPS instruments are presented as the authorised non-equity share capital of the Group as at 31 January 2004 and 31 January 2003.

(ii) Allotted, called up and fully paid share capital

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
RPS of GBP1.00 each			
At beginning of financial year/date of incorporation	—	—	—
Allotted during the financial year/period (49,998 RPS)	**299**	—	**299**
Redeemed during the financial year/period	**(299)**	—	**(299)**
At end of financial year/period	—	—	—
A Series RCPS of USD0.01 each			
At beginning of financial year (75,000,000 RCPS)	**2,850**	2,850	—
Redeemed during the financial year	**(2,850)**	—	—
At end of financial year	—	2,850	—
B Series RCPS of USD0.01 each			
At beginning of financial year (53,947,368 RCPS)	**2,050**	2,050	—
Exchanged with Series I RCPS during the financial year	**(2,050)**	—	—
At end of financial year	—	2,050	—
C Series RCPS of USD0.01 each			
At beginning of financial year	—	—	—
Allotted during the financial year (103,947,368 RCPS)	**3,950**	—	—
Exchanged with Series II RCPS during the financial year	**(3,950)**	—	—
At end of financial year	—	—	—
Series I RCPS of 1p each			
At beginning of financial year/date of incorporation	—	—	—
Allotted during the financial year/period (53,947,368 RCPS)	**3,296**	—	**3,296**
Converted into ordinary shares during the financial year/period	**(3,296)**	—	**(3,296)**
At end of financial year/period	—	—	—

27 CALLED UP SHARE CAPITAL (Cont'd.)

(b) Non-equity (Cont'd.)

(ii) Allotted, called up and fully paid share capital (Cont'd.)

		Group	Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Series II RCPS of 1p each			
At beginning of financial year/date of incorporation	—	—	—
Allotted during the financial year/period (103,947,368 RCPS)	**6,352**	—	**6,352**
Converted into ordinary shares during the financial year/period	**(6,352)**	—	**(6,352)**
At end of financial year/period	—	—	—
Total non-equity called up share capital	—	4,900	—

Analysis of non-equity allotted, called up and fully paid share capital denominated in USD

		Group	Company
	2004 USD'000	**2003 USD'000**	**2004 USD'000**
A Series RCPS of USD0.01 each	—	750	—
B Series RCPS of USD0.01 each	—	539	—
At end of financial year/period	—	1,289	—

The A Series, B Series and C Series RCPS were issued by AAAN Bermuda prior to the business combination of the Company with AAAN Bermuda on 20 September 2003. Upon the business combination, the holders of the RCPS exchanged the B Series and C Series RCPS for Series I and Series II RCPS respectively. The A Series RCPS was redeemed on 8 October 2003.

RPS

On 3 September 2003, the Company allotted 49,998 RPS of GBP1.00 each at par. The RPS were redeemed at par on 22 October 2003.

A Series, B Series and C Series RCPS

On 8 March 2000, MBNS entered into a Share Subscription Agreement with a strategic investor for an investment of RM285 million in RCPS of MBNS comprising 285,000,000 RCPS of RM0.01 each at an issue price of RM1.00 each. On 12 October 2000, as part of a group restructuring, AAAN Bermuda acquired the said 285,000,000 RCPS by the issuance of 75,000,000 RCPS of USD0.01 each at an issue price of USD1.00 each ('A Series RCPS'). On 8 October 2003, the A Series RCPS was redeemed.

On 31 October 2000, AAAN Bermuda issued 53,947,368 RCPS of USD0.01 each at an issue price of USD1.00 each ('B Series RCPS'), amounting to RM205 million for cash, as part settlement of AAAN Bermuda's promissory notes and to fund the working capital of AAAN Bermuda and its subsidiaries.

On 18 August 2003, AAAN Bermuda issued 103,947,368 C Series RCPS of USD0.01 each at an issue price of USD1.00 each, amounting to RM395 million for cash ('C Series RCPS').

notes to the financial statements - 31 January 2004 (Cont'd.)

27 CALLED UP SHARE CAPITAL (Cont'd.)

Ordinary shares, Series I and Series II RCPS

On 20 September 2003, the Company allotted 1,185,548,556 ordinary shares of 10p each, 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in exchange for 1,185,548,556 ordinary shares of USD0.10 each, 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each respectively in the share capital of AAAN Bermuda. The exchange of shares was made pursuant to the Share Purchase Agreement dated 20 September 2003 entered into by the Company with AAAN Bermuda and the then existing ordinary and RCPS shareholders of AAAN Bermuda. Both Series I and Series II RCPS ranked in preference to the RPS and ordinary shares of the Company.

On 22 October 2003, the Company allotted 224,809,885 new ordinary shares of 10p each on conversion of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each. On the same day, the Company allotted 508,400,000 ordinary shares of 10p each, pursuant to the IPO of the Company as disclosed in the General Information.

Employee Share Option Scheme ('ESOS') and Management Share Incentive Scheme ('MSIS') (collectively the 'Schemes')

The Company's ESOS and MSIS came into effect on 22 October 2003 for a period of 10 years. These Schemes are governed by the 2003 Bye-Laws, which were approved by the Board of Directors and Shareholders of the Company on 29 September 2003.

The main features of the ESOS and MSIS are as follows:

- The total number of shares which may be allotted by the Company shall not exceed in aggregate 10% of the Company's allotted, called up and fully paid share capital at any time during the existence of these Schemes.
- The total number of shares which may be allotted under options granted under these Schemes to executive directors and members of senior management of the Company and its subsidiaries shall not exceed in aggregate 50% of the shares available under these Schemes.
- The total number of shares which may be allotted under options granted under these Schemes to any employee who, either singly or collectively through his/her associates, holds 20% or more in the allotted, called up and fully paid share capital of the Company shall not exceed in aggregate 10% of the shares available under these Schemes.
- Subject to the discretion of the Board, any employee (including an executive director) shall be eligible to participate in the ESOS. In addition, an employee shall be eligible to participate in the MSIS Scheme if the employee has attained a level of seniority determined by the Board.
- The option price under the ESOS and MSIS which is an initial grant, is the price at which a share is subscribed for by a retail investor under the IPO.
- The option price under the ESOS and MSIS for any subsequent grant, is the weighted average of the market price quotation of shares for the five market days immediately preceding the date on which the option is granted less, if the Board of Directors shall so determine at their discretion from time to time, a discount of not more than 10% or the par value of a share, whichever is higher.
- Details of the share option allocation criteria may be obtained by the employees from the Human Resource Division.
- No option shall be granted pursuant to these Schemes on or after the tenth anniversary of the date on which these Schemes shall become effective, and no awards granted prior to such tenth anniversary may extend beyond that.

27 CALLED UP SHARE CAPITAL (Cont'd.)

Employee Share Option Scheme ('ESOS') and Management Share Incentive Scheme ('MSIS') (collectively the 'Schemes') (Cont'd.)

The movement of the options over ordinary shares during the financial period are as follows:

	Company	
	Number of options over ordinary shares	
	ESOS	MSIS
At date of incorporation	—	—
Granted	28,199,800	7,647,500
Lapsed	(1,085,000)	(100,000)
At 31 January 2004	27,114,800	7,547,500

ESOS

The share options granted give the option holders the right to purchase the shares of the Company. The share options vest over a period of 3 years from the date of grant, whereby one third of the options granted will vest each year. The share options granted expire after a period of 10 years from the date of the initial grant.

The options over ordinary shares of the Company outstanding under the ESOS as at 31 January 2004, consist of the following:

Date granted	Expiry date	Exercise price	Exercise date	Number of options over ordinary shares
22 October 2003	21 October 2013	3.65	22 October 2004	8,826,400
22 October 2003	21 October 2013	3.65	22 October 2005	8,826,400
22 October 2003	21 October 2013	3.65	22 October 2006	8,948,200
30 January 2004	21 October 2013	3.96	30 January 2005	169,400
30 January 2004	21 October 2013	3.96	30 January 2006	169,400
30 January 2004	21 October 2013	3.96	30 January 2007	175,000
				27,114,800

MSIS

The share options granted give the option holders the right to purchase the shares of the Company. The share options vest on 30 April 2006, subject to the Group meeting certain performance criteria, however are exercisable 3 years from the date of the initial grant. The specific performance targets have not been approved as at 31 January 2004. The share options granted expire after a period of 10 years from the date of the initial grant.

The options over ordinary shares of the Company outstanding under the MSIS as at 31 January 2004, consist of the following:

Date granted	Expiry date	Exercise price	Exercise date	Number of options over ordinary shares
22 October 2003	21 October 2013	3.65	22 October 2006	7,547,500

Options granted under the ESOS and MSIS schemes do not carry any dividend or voting rights prior to the exercise of the options. Upon exercise of the options, shares allotted rank pari passu in all respects with existing ordinary shares of the Company.

notes to the financial statements – 31 January 2004 (Cont'd.)

28 SHARE PREMIUM

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
Total share premium is analysed as follows:			
Equity	2,108,102	—	2,108,102
Non-equity	—	485,100	—
Total share premium	2,108,102	485,100	2,108,102

(a) Equity:			
Premium on ordinary shares of 10p each			
At beginning of financial year/date of incorporation	—	—	—
Premium on allotment of ordinary shares:			
– pursuant to IPO	1,707,407	—	1,707,407
– on conversion of Series I RCPS	178,855	—	178,855
– on conversion of Series II RCPS	326,351	—	326,351
Share allotment expenses	(104,511)	—	(104,511)
At end of financial year/period	2,108,102	—	2,108,102
(b) Non-equity:			
Premium on A Series RCPS of USD0.01 each			
At beginning of financial year	282,150	282,150	—
Redemption of A Series RCPS	(282,150)	—	—
At end of financial year	—	282,150	—
Premium on B Series RCPS of USD0.01 each			
At beginning of financial year	202,950	202,950	—
Upon exchange to Series I RCPS	(202,950)	—	—
At end of financial year	—	202,950	—
Premium on C Series RCPS of USD0.01 each			
At beginning of financial year	—	—	—
Premium on allotment of C Series RCPS	391,050	—	—
Upon exchange to Series II RCPS	(391,050)	—	—
At end of financial year	—	—	—

28 SHARE PREMIUM (Cont'd.)

(b) Non-equity: (Cont'd.)

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
Premium on Series I RCPS of 1p each			
At beginning of financial year/date of incorporation	—	—	—
Premium on allotment of Series I RCPS	**201,704**	—	**247,974**
Upon conversion of Series I RCPS to ordinary shares	**(201,704)**	—	**(247,974)**
At end of financial year/period	—	—	—
Premium on Series II RCPS of 1p each			
At beginning of financial year/date of incorporation	—	—	—
Premium on allotment of Series II RCPS	**388,648**	—	**388,648**
Upon conversion of Series II RCPS to ordinary shares	**(388,648)**	—	**(388,648)**
At end of financial year/period	—	—	—
Total non-equity share premium	—	485,100	—

29 MERGER RESERVE

	Group	
	2004 RM'000	2003 RM'000
Arising from the Company's business combination with AAAN Bermuda (Note 2(a))	**727,170**	727,170

Merger reserve represents the excess of the fair value of the share capital of AAAN Bermuda acquired of RM1,451,599,000 over the nominal value of shares of the Company being allotted of RM724,429,000.

30 OTHER RESERVE

During the financial year, the Company allotted shares to eligible directors and employees under the Preferential Share Allocation Scheme and granted options over ordinary shares under ESOS and MSIS.

Other reserve represents the cumulative intrinsic value of shares allotted under the Preferential Share Allocation Scheme and options over ordinary shares granted under ESOS which has been charged to the profit and loss account. There was no charge on the intrinsic value of share options granted under MSIS to the profit and loss account as the specific performance targets under MSIS have not been approved as at 31 January 2004.

notes to the financial statements – 31 January 2004 (Cont'd.)

31 CASH INFLOWS FROM OPERATING ACTIVITIES

Reconciliation of operating profit/(loss) to net cash inflow from operating activities:

	Group	
	2004 RM'000	**2003 RM'000**
Operating profit/(loss)	**149,330**	(133,870)
Amortisation of film library and programme rights (Note 14)	**72,880**	98,651
Equity compensation benefits (Note 7)	**9,170**	—
Amortisation of goodwill (Note 15)	**22,359**	18,966
Depreciation of tangible fixed assets (Note 17)	**93,815**	116,696
Gain on disposal of tangible fixed assets (Note 33)	**(1,126)**	(1,828)
Contra arrangements – revenue	**(7,446)**	(4,098)
Write off of tangible fixed assets (Note 5)	**22**	514
	339,004	95,031
Changes in working capital:		
Film library and programme rights	**(83,647)**	(62,642)
Payment for remastering costs	**(49,464)**	—
Stocks	**25,266**	(26,689)
Debtors	**(49,259)**	(52,714)
Creditors	**37,698**	286,936
Provision for liabilities and charges	**(57,216)**	62,168
Net cash inflow from operating activities	**162,382**	302,090

32 NON-CASH TRANSACTIONS

For the purpose of cash flow statement, the principal non-cash transactions are as follows:

Group

Financial year ended 31.1.2004

- Advertising airtime sales in exchange for tangible fixed assets of RM3,457,000, film library and programme rights of RM910,000 and consumable items of RM3,079,000 and subsequent settlement of liabilities using these consumable items.
- Gain on dispute settlement of RM24,015,000 was received in the form of free set-top boxes. These set-top boxes are subsequently charged to cost of sales upon sale to subscribers.
- Allotment of 1,185,548,556 ordinary shares of 10p each amounting to RM724,429,000 in the Company as consideration for the acquisition of 1,185,548,556 ordinary shares of USD0.10 each in AAAN Bermuda.
- Allotment of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in the Company in exchange for 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each respectively in AAAN Bermuda.
- Conversion of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in the Company into 224,809,885 new ordinary shares of 10p each in the Company.
- Allotment of 49,998 RPS of GBP1.00 each in the Company at par and subsequent redemption at par.

notes to the financial statements - 31 January 2004 (Cont'd.)

32 NON-CASH TRANSACTIONS (Cont'd.)

Group (Cont'd.)

Financial year ended 31.1.2003

- Advertising airtime sales in exchange for tangible fixed assets of RM1,736,000 and consumables items of RM2,362,000 and subsequent settlement of liabilities using these consumable items.
- Gain on dispute settlement of RM47,494,000 was received in the form of free set-top boxes. These set-top boxes are subsequently charged to cost of sales upon sale to subscribers.

33 PROCEEDS FROM DISPOSAL OF TANGIBLE FIXED ASSETS

In the cash flow statement, proceeds from disposal of tangible fixed assets comprise:

	Group	
	2004	**2003**
	RM'000	**RM'000**
Net book amount	**591**	3,210
Gain on disposal	**1,126**	1,828
Proceeds from disposal	**1,717**	5,038

34 CASH FLOW ON ACQUISITIONS

The impact of acquisition of subsidiaries during the financial year on the cash flows of the Group is as follows:

	Group	
	2004	**2003**
	RM'000	**RM'000**
Purchase consideration discharged by cash	**(61,567)**	(119)
Cash and cash equivalents of subsidiaries acquired	**9,684**	906
Cash (outflow)/inflow on acquisitions	**(51,883)**	787

35 NET CASH/(DEBT)

The Group's net cash/(debt) is analysed as follows:

	Group	
	2004	**2003**
	RM'000	**RM'000**
Cash	**1,740,255**	227,158
Total borrowings (Note 23)	**(1,230,807)**	(1,098,129)
Net cash/(debt)	**509,448**	(870,971)

notes to the financial statements – 31 January 2004 (Cont'd.)

36 FINANCIAL INSTRUMENTS

(a) Financial liabilities

(i) The carrying amounts of the Group's and the Company's financial liabilities at the balance sheet date approximate their fair values except as set out below:

Group	2004 Book value RM'000	2004 Fair value RM'000	2003 Book value RM'000	2003 Fair value RM'000
Fixed rate financial liabilities which are denominated in RM				
Bonds	**352,458**	**366,620**	351,962	380,855
MTN	**215,653**	**215,653**	203,123	205,770
BPI Facilities	**44,751**	**52,268**	—	—
Finance lease facilities	**115,368**	**128,654**	139,780	160,709
	728,230	**763,195**	694,865	747,334

As at 31 January 2003, the corporate shareholder's advances were not fair valued as the earliest payment date could not be ascertained. These advances were repaid during the financial year, as disclosed in Note 25.

The interest on ECA, USD term loan and creditors – amounts falling due after more than one year are charged on floating rate basis and hence the carrying amounts approximate their fair values at the respective balance sheet dates.

(ii) *The maturity profile of the Group's and the Company's financial liabilities are as follows:*

Group	2004 RM'000	2004 %	2003 RM'000	2003 %
Amounts falling due within 1 year	**876,451**	**47**	793,385	42
Amounts falling due after more than 1 year but not more than 2 years	**274,591**	**15**	388,459	21
Amounts falling due after more than 2 years but not more than 5 years	**669,747**	**36**	503,894	27
Amounts falling due after more than 5 years	**44,751**	**2**	180,917	10
	1,865,540	**100**	1,866,655	100

Company	2004 RM'000	2004 %
Amounts falling due within 1 year	**309,718**	**42**
Amounts falling due after more than 1 year but not more than 2 years	—	—
Amounts falling due after more than 2 years but not more than 5 years	**434,678**	**58**
	744,396	**100**

36 FINANCIAL INSTRUMENTS (Cont'd.)

(a) Financial liabilities (Cont'd.)

(iii) The interest rate risk profile of the Group's fixed rate financial liabilities which are denominated in RM are as follows:

	Group	
	2004	**2003**
Weighted average interest rate (%)	**7.9**	7.2
Weighted average period for which rate is fixed (years)	**6.4**	6.0

As at 31 January 2004, the Company has no fixed rate financial liabilities.

The valuation basis of financial liabilities is explained in the accounting policies relating to fair value estimation.

(b) Financial assets

(i) The carrying amounts of the Group's and the Company's financial assets at the balance sheet date approximate their fair values.

(ii) The financial assets of the Group and the Company which earn interest are deposits with licensed banks and financial institutions and certain debtors. The interest rate risk and currency profile of the Group's and the Company's financial assets are as follows:

Group			**2004**			**2003**
Currency	**Fixed rate RM'000**	**No interest rate RM'000**	**Total RM'000**	**Fixed rate RM'000**	**No interest rate RM'000**	**Total RM'000**
RM	**1,504,111**	**226,584**	**1,730,695**	194,145	170,640	364,785
USD	**184,384**	**20,754**	**205,138**	237	15,966	16,203
HKD	**—**	**33,692**	**33,692**	—	67	67
Others	**3,998**	**20,599**	**24,597**	3,488	10,773	14,261
	1,692,493	**301,629**	**1,994,122**	197,870	197,446	395,316

Company				**2004**
Currency	**Fixed rate RM'000**	**Floating rate RM'000**	**No interest rate RM'000**	**Total RM'000**
RM	**1,142,249**	**—**	**92,838**	**1,235,087**
USD	**177,271**	**824,977**	**14,016**	**1,016,264**
HKD	**19,850**	**—**	**—**	**19,850**
Others	**—**	**—**	**2,818**	**2,818**
	1,339,370	**824,977**	**109,672**	**2,274,019**

notes to the financial statements - 31 January 2004 (Cont'd.)

36 FINANCIAL INSTRUMENTS (Cont'd.)

(b) Financial assets (Cont'd.)

Deposits of the Group and the Company have an average maturity of 24 days (2003: 30 days) and 26 days (2003: Nil) respectively. The effective weighted average interest rates applicable to the Group's and the Company's financial assets as at the end of the financial year were 2.6% (2003: 2.7%) and 2.7% (2003: Nil) per annum respectively.

(c) Currency exposure

The currency exposure of financial assets and financial liabilities of the Group that are not denominated in functional currency of the respective companies is set out below. Currency risk in respect of intragroup debtors and creditors have been included in the Group's currency exposure below as the exposure is not eliminated at Group level:

Group	**2004**	
	Functional currency	
	USD	**RM**
Currency exposure	**RM'000**	**RM'000**
USD		
Debtors	—	16,947
Deposits, cash and bank balances	—	184,472
Creditors	—	(206,227)
Borrowings	—	(502,578)
	—	(507,386)
HKD		
Debtors	—	19,801
Deposits, cash and bank balances	—	10
Creditors	—	(111)
Borrowings	—	—
	—	19,700
Others		
Debtors	51	5,966
Deposits, cash and bank balances	—	228
Creditors	(9,560)	(18,177)
Borrowings	—	—
	(9,509)	(11,983)

notes to the financial statements - 31 January 2004 (Cont'd.)

36. FINANCIAL INSTRUMENTS (Cont'd.)

(c) Currency exposure (Cont'd.)

Group	**2003**	
	Functional currency	
	RM	**Others**
Currency exposure	**RM'000**	**RM'000**
USD		
Debtors	13,311	—
Deposits, cash and bank balances	361	238
Creditors	(153,274)	—
Borrowings	(175,170)	—
	(314,772)	238
HKD		
Debtors	62	—
Deposits, cash and bank balances	5	—
Creditors	(34)	—
Borrowings	—	—
	33	—
Others		
Debtors	4,100	—
Deposits, cash and bank balances	29	—
Creditors	(11,548)	—
Borrowings	—	—
	(7,419)	—

37 SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has a number of related party transactions, some of which are disclosed in other notes to the financial statements. The Group's policy is, where practicable, to agree terms with the related parties which are similar to those that would be available if the transaction was contracted with a third party.

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn. Bhd. ('UTSB') as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes ('the Trust'). The trustee of the Trust is the controlling shareholder of the Company as defined by FRS 8, Related Party Transactions.

notes to the financial statements – 31 January 2004 (Cont'd.)

37 SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd.)

The principal companies associated with UTSB are Tanjong Public Limited Company ('Tanjong') and Maxis Communications Berhad ('Maxis'). Usaha Tegas Entertainment Systems Sdn. Bhd. ('UTES') is a subsidiary of UTSB. UTSB and Worldwide Sports Entertainment Inc. are ultimately controlled by the trustee of the Trust. MAI Holdings Sdn. Bhd. is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	**Relationship**
Hsin-Chi Broadcast Co., Ltd	Associate of the Company
Kristal-ASTRO Sdn. Bhd.	Associate of the Company
Maxis Mobile Sdn. Bhd.	Subsidiary of Maxis
Maxis Broadband Sdn. Bhd.	Subsidiary of Maxis
Pan Malaysian Pools Sdn. Bhd.	Subsidiary of Tanjong
UTSB Management Sdn. Bhd.	Subsidiary of UTSB
HomeNet N.V. ('HomeNet')	Subsidiary of UTSB
Pacific Investments (BVI) Ltd	Subsidiary of UTSB
Bonuskad Loyalty Sdn. Bhd.	Associate of UTSB
SRG Asia Pacific Sdn. Bhd.	Subsidiary of UTES
All Asia Radio Technologies Sdn. Bhd.	Associate of UTES
Binariang Satellite Systems Sdn. Bhd. ('BSS')	Subsidiary of MAI Holdings Sdn. Bhd.

The Group has applied the exemption in FRS 8, Related Party Transactions and not disclosed transactions between the Company and its wholly-owned subsidiaries.

The following significant transactions were carried out with related parties:

(a) Sales of goods and services

	Group	
	2004 RM'000	**2003 RM'000**
Advertising airtime sales to:		
Maxis Mobile Sdn. Bhd.	**1,595**	3,234
Multimedia and interactive sales to:		
Maxis Mobile Sdn. Bhd.	**3,217**	2,459
Pan Malaysian Pools Sdn. Bhd.	**669**	2,022
Set-top boxes sales to:		
Kristal-ASTRO Sdn. Bhd.	**2,855**	6,871
Maxis Broadband Sdn. Bhd.	**—**	1,215
Programme right sales to:		
Kristal-ASTRO Sdn. Bhd.	**1,596**	1,295
Technical support services to:		
Kristal-ASTRO Sdn. Bhd.	**1,757**	1,457
Transponder sublease rental:		
Hsin-Chi Broadcast Co., Ltd	**4,243**	—

notes to the financial statements – 31 January 2004 (Cont'd.)

37 SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd.)

(b) Purchases of goods and services

	Group	
	2004 RM'000	**2003 RM'000**
Personnel and consultancy services from:		
UTSB Management Sdn. Bhd.	**10,997**	10,643
Marketing, programming and advertising services from:		
All Asia Radio Technologies Sdn. Bhd.	**6,521**	7,152
Bonuskad Loyalty Sdn. Bhd.	**2,379**	3,701
Telecommunication services from:		
Maxis Broadband Sdn. Bhd.	**6,082**	6,470
Interaction call center services from:		
SRG Asia Pacific Sdn. Bhd.	**2,108**	1,112
Expenses related to finance lease:		
Binariang Satellite Systems Sdn. Bhd.	**17,442**	24,873
Interest on corporate advances		
Pacific Investments (BVI) Ltd	**1,652**	1,842

(c) Year end balances arising from sales/purchases of goods and services

	Group	
	2004 RM'000	**2003 RM'000**
Receivable from related parties		
Maxis Broadband Sdn. Bhd.	—	454
Maxis Mobile Sdn. Bhd.	**2,438**	3,384
Pan Malaysian Pools Sdn. Bhd.	**669**	2,022
Kristal-ASTRO Sdn. Bhd.	**6,208**	7,130
Payable to related parties		
UTSB Management Sdn. Bhd.	**3,780**	2,982
All Asia Radio Technologies Sdn. Bhd.	**6,521**	7,152
SRG Asia Pacific Sdn. Bhd.	**1,097**	721
Bonuskad Loyalty Sdn. Bhd.	**369**	1,040
Maxis Broadband Sdn. Bhd.	**2,849**	6,470
Binariang Satellite Systems Sdn. Bhd.	**17,442**	24,873
Pacific Investments (BVI) Ltd	—	1,842

notes to the financial statements – 31 January 2004 (Cont'd.)

37 SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd.)

(d) Key management personnel's remuneration and emoluments

	Group	
	2004 RM'000	**2003 RM'000**
Remuneration	**5,131**	2,136
Defined Contribution Plan	**239**	208
Benefits in kind	**359**	74
	5,729	2,418

The number of ordinary shares subscribed by key management personnel during the financial year pursuant to the Preferential Share Allocation Scheme is 975,000 (2003: Nil).

Number of options over ordinary shares granted to key management:

	Group	
	2004 '000	**2003 '000**
ESOS	**900**	—
MSIS	**1,813**	—
	2,713	—

38 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Group		Company
	2004 RM'000	**2003 RM'000**	**2004 RM'000**
Tangible fixed assets	**16,733**	8,126	**8**
Investment in an associate	**18,928**	18,963	—
Advances to an associate	—	—	**2,457**
	35,661	27,089	**2,465**

Capital commitment for investment in an associate

On 30 November 2001, the Group was allotted 4,500,000 shares ('Additional Shares') by its associate, TVBPH for a consideration of HKD38,700,000. The Additional Shares were to be paid in four tranches of HKD9,675,000 each on 30 June 2002, 29 December 2002, 30 September 2003 and 30 June 2004. The Additional Shares rank pari passu in all respect with the existing shares except that the Additional Shares shall be credited when paid and voting rights shall accrue in proportion to the amounts paid and dividends shall be apportioned and paid pro-rata according to the amounts paid on the Additional Shares.

38 COMMITMENTS (Cont'd.)

(a) Capital commitments (Cont'd.)

Capital commitment for investment in an associate (Cont'd.)

The first and second tranches of HKD9,675,000 (RM4,721,000) each were subsequently deferred and paid on 28 February 2003. The third and fourth tranches of HKD9,675,000 each that are due on 30 September 2003 and 30 June 2004 have been rescheduled to 30 September 2004 and 30 June 2005 respectively.

On 20 August 2003, the Group acquired an additional 10.0% of the issued ordinary share capital (of which 7.9% has been fully paid) of TVBPH from HomeNet, a related party, for an acquisition price of approximately RM13,726,000. The remaining uncalled ordinary share capital of HKD19,350,000 ('Uncalled Shares') comprising two tranches of HKD9,675,000 each will be called and fully paid by 30 September 2004 and 30 June 2005 respectively. With this additional acquisition, the Group holds 26.3% of the issued and paid up ordinary share capital and 3.7% unpaid ordinary share capital of TVBPH.

The shareholding in TVBPH will increase from 26.3% to 30.0% upon the full payment of the Additional Shares and Uncalled Shares.

Capital commitment for advances to an associate

The capital commitment for advances of RM2,457,000 (BND1,097,000) was for the funding by the Company to its associate, Kristal-ASTRO Sdn. Bhd.. The capital commitment had been accrued by the Group as disclosed in Note 19.

(b) Programming commitments

The Group has the following contracted film library and programme rights at the balance sheet date but not recognised in the financial statements:

	Group	
	2004	**2003**
	RM'000	**RM'000**
Film library and programme rights	**61,646**	50,855

(c) Operating lease commitments (non-cancellable)

	Group	
	2004	**2003**
	RM'000	**RM'000**
Land and buildings, which expire within one year	**506**	—

In addition to the commitments disclosed above, the Group currently has a 30-year agreement to lease the land underlying the All Asia Broadcast Centre which commenced in 1995.

(d) Financial support

The Company has confirmed its intention to provide financial support to certain of its subsidiaries to enable them to meet their liabilities and obligations as and when they fall due and to carry on their business without any significant curtailment of operations.

39 CONTINGENT LIABILITIES

The Group has provided guarantees to third parties amounting to RM1,676,000 (2003: RM1,590,000) in respect of licence fees payable by third parties.

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS

Part A to this Note presents the primary financial statements prepared under MAAS together with relevant notes.

Part B to this Note is the reconciliation of the retained profit/(loss) and net assets/(liabilities) prepared under UK GAAP to net profit/(loss) and net assets/(liabilities) prepared under MAAS.

Part C to this Note is the explanatory notes on the significant differences in accounting policies and presentation between UK GAAP and MAAS.

(A) Primary financial statements under MAAS

(i) Income statements for the financial year/period ended 31 January 2004

	Note	Group 2004 RM'000	Group 2003 RM'000	Company 22.7.2003 to 31.1.2004 RM'000
Revenue	40(A)(1)	**1,402,941**	1,129,390	**15,708**
Cost of sales	40(A)(2)	**(976,052)**	(1,064,858)	**—**
Gross profit		**426,889**	64,532	**15,708**
Other operating income				
– Gain on dispute settlement	4	**24,015**	47,494	**—**
– Other income		**11,480**	9,360	**2**
Marketing and distribution costs		**(136,920)**	(92,666)	**(1,175)**
Administrative expenses	40(A)(3)	**(166,964)**	(162,590)	**(12,704)**
Profit/(loss) from operations	5, 40(A)(4)	**158,500**	(133,870)	**1,831**
Finance costs (net)	40(A)(7)	**(125,535)**	(155,770)	**10,632**
Associates:				
– Share of results before tax		**532**	(2,075)	**—**
– Amortisation of goodwill		**(2,979)**	(3,814)	**—**
– Reversal of impairment loss		**3,644**	—	**—**
Profit/(loss) from investment in associates		**1,197**	(5,889)	**—**
Profit/(loss) from ordinary activities before taxation		**34,162**	(295,529)	**12,463**
Taxation	10, 40(A)(8)	**(10,258)**	599,040	**(4,700)**
Profit from ordinary activities after taxation		**23,904**	303,511	**7,763**
Minority interests		**(28)**	6	**—**
Net profit		**23,876**	303,517	**7,763**
Earnings per share (in sen)	40(A)(9)			
– Basic		**1.7**	25.6	
– Diluted		**1.7**	N/A	

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

(ii) Balance sheets as at 31 January 2004

		Group		Company
	Note	**2004 RM'000**	**2003 RM'000**	**2004 RM'000**
NON-CURRENT ASSETS				
Property, plant and equipment	17	**349,601**	399,191	—
Investment in subsidiaries	18	—	—	**1,780,258**
Investment in associates	19, 40(A)(10)	**22,630**	1,889	—
Deferred tax assets	22	**602,774**	603,836	—
Film library and programme rights	14	**280,402**	14,335	—
Goodwill	15	**267,155**	140,711	—
Other intangible assets	16	**47,117**	—	—
		1,569,679	1,159,962	**1,780,258**
CURRENT ASSETS				
Inventories	20	**36,653**	61,045	—
Receivables and prepayments	21	**270,392**	192,516	**954,408**
Tax recoverable		**7,530**	7,511	—
Deposits, cash and bank balances	40(A)(11)	**1,740,255**	227,158	**1,319,836**
		2,054,830	488,230	**2,274,244**
Total assets		**3,624,509**	1,648,192	**4,054,502**
SHAREHOLDERS' EQUITY				
Ordinary shares	27(a)	**1,189,541**	724,429	**1,189,541**
RCPS (equity component)	40(A)(12)	—	17,230	—
Merger reserve	29	**727,170**	727,170	—
Exchange reserve		**1,864**	—	—
Share premium	28(a)	**2,108,102**	—	**2,108,102**
(Accumulated losses)/retained earnings		**(2,365,291)**	(2,399,167)	**7,763**
		1,661,386	(930,338)	**3,305,406**
MINORITY INTERESTS		**28**	—	—

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

(ii) Balance sheets as at 31 January 2004 (Cont'd.)

		Group		Company
	Note	2004 RM'000	2003 RM'000	2004 RM'000
NON-CURRENT LIABILITIES				
Borrowings (interest bearing)	23	**949,388**	879,422	**434,678**
Deferred tax liabilities	22, 26(c)	**17,624**	10,400	**4,700**
Corporate shareholder's advances (interest bearing)	25	—	180,917	—
RCPS (liability component)	40(A)(12)	—	232,986	—
Payables	24	**39,701**	12,931	—
		1,006,713	1,316,656	**439,378**
CURRENT LIABILITIES				
Borrowings (interest bearing)	23	**281,419**	218,707	—
RCPS (liability component)	40(A)(12)	—	338,109	—
Payables	24	**668,644**	642,776	**309,718**
Provision for liabilities and charges	26(a)	**4,952**	62,168	—
Tax liabilities		**1,367**	114	—
		956,382	1,261,874	**309,718**
Total liabilities		**1,963,095**	2,578,530	**749,096**
Total shareholders' equity, minority interests and liabilities		**3,624,509**	1,648,192	**4,054,502**

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

(iii) Statements of changes in equity for the financial year/period ended 31 January 2004

	Issued and fully paid ordinary shares of 10p each	Non-distributable					
Group	Nominal value RM'000	RCPS (equity component) RM'000	Merger reserve RM'000	Exchange reserve RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
At 1 February 2002	724,429	17,230	727,170	70	—	(2,702,684)	(1,233,785)
Currency translation differences	—	—	—	(70)	—	—	(70)
Net profit	—	—	—	—	—	303,517	303,517
At 31 January/ 1 February 2003	724,429	17,230	727,170	—	—	(2,399,167)	(930,338)
Redemption of A Series RCPS	—	(10,000)	—	—	—	10,000	—
Conversion of Series I RCPS to 116,590,707 ordinary shares of 10p each	73,959	(7,230)	—	—	178,855	—	245,584
Conversion of Series II RCPS to 108,219,178 ordinary shares of 10p each	68,649	—	—	—	326,351	—	395,000
Issuance of shares pursuant to IPO	322,504	—	—	—	1,707,407	—	2,029,911
Shares issuance expenses	—	—	—	—	(104,511)	—	(104,511)
Currency translation differences	—	—	—	1,864	—	—	1,864
Net profit	—	—	—	—	—	23,876	23,876
At 31 January 2004	1,189,541	—	727,170	1,864	2,108,102	(2,365,291)	1,661,386

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

(iii) Statements of changes in equity for the financial year/period ended 31 January 2004 (Cont'd.)

	Issued and fully paid ordinary shares of 10p each	Non-distributable			
Company	**Nominal value RM'000**	**RCPS (equity component) RM'000**	**Share premium RM'000**	**Retained profits RM'000**	**Total RM'000**
At date of incorporation *	—	—	—	—	—
Issuance of Series I RCPS	—	7,230	—	—	7,230
Conversion of Series I RCPS to 116,590,707 ordinary shares of 10p each	73,959	(7,230)	178,855	—	245,584
Conversion of Series II RCPS to 108,219,178 ordinary shares of 10p each	68,649	—	326,351	—	395,000
Issuance of shares pursuant to IPO	322,504	—	1,707,407	—	2,029,911
Issuance of shares pursuant to business combination with AAAN Bermuda	724,429	—	—	—	724,429
Shares issuance expenses	—	—	(104,511)	—	(104,511)
Net profit	—	—	—	7,763	7,763
At 31 January 2004	1,189,541	—	2,108,102	7,763	3,305,406

* At date of incorporation, the Company issued 2 subscriber shares of GBP1.00 each at par. On 20 September 2003, the Company sub-divided and converted the nominal value of the Company's issued share capital into 20 ordinary shares of 10p each.

notes to the financial statements - 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

(iv) Cash flow statements for the financial year/period ended 31 January 2004

	Note	Group 2004 RM'000	Group 2003 RM'000	Company 22.7.2003 to 31.1.2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit		**23,876**	303,517	**7,763**
Adjustments for:				
Contra arrangements – revenue		**(7,446)**	(4,098)	—
Amortisation of film library and programme rights	14	**72,880**	98,651	—
Amortisation of goodwill	15	**22,359**	18,966	—
Depreciation of property, plant and equipment	17	**93,815**	116,696	—
Gain on disposal of property, plant and equipment	33	**(1,126)**	(1,828)	—
Interest income		**(18,763)**	(4,486)	**(23,581)**
Interest expense		**98,778**	98,617	**10,638**
Accretion of RCPS yield expense/(income)		**28,451**	40,116	**(4,617)**
Taxation		**10,258**	(599,040)	**4,700**
Write off of property, plant and equipment	5	**22**	514	—
Minority interests		**28**	(6)	—
(Profit)/loss from investment in associates		**(1,197)**	5,889	—
Unrealised foreign exchange losses/(gains)		**338**	(502)	—
		322,273	73,006	**(5,097)**
Changes in working capital:				
Film library and programme rights		**(83,647)**	(62,642)	—
Payment for remastering costs		**(49,464)**	—	—
Inventories		**25,266**	(26,689)	—
Receivables and prepayments		**(49,391)**	(50,631)	**(861,918)**
Payables		**33,661**	288,265	**52,395**
Provision for liabilities and charges		**(57,216)**	62,168	—
Cash generated from operations		**141,482**	283,477	**(814,620)**
Income tax paid		**(562)**	(2,002)	—
Interest received		**13,376**	4,585	**5,776**
Net cash flow from operating activities		**154,296**	286,060	**(808,844)**

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

(iv) Cash flow statements for the financial year/period ended 31 January 2004 (Cont'd.)

	Note	Group 2004 RM'000	Group 2003 RM'000	Company 22.7.2003 to 31.1.2004 RM'000
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to a subsidiary		—	—	**(145,000)**
Acquisition of subsidiaries, net of cash acquired	34	**(51,883)**	787	—
Investment in associates		**(23,168)**	(45)	—
Proceeds from disposal of property, plant and equipment	33	**1,717**	5,038	—
Purchase of property, plant and equipment		**(36,836)**	(32,883)	—
Acquisition of management rights		**(2,750)**	—	—
Net cash flow from investing activities		**(112,920)**	(27,103)	**(145,000)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Interest paid		**(118,679)**	(58,122)	**(2,846)**
Proceeds from borrowings		**1,022,368**	—	**977,887**
Issuance of shares pursuant to IPO		**1,925,400**	—	**1,925,400**
Issuance of C series RCPS		**395,000**	—	—
Repayment of finance lease liabilities		**(24,412)**	(71,543)	—
Repayment of borrowings		**(736,370)**	(69,205)	**(551,000)**
Repayment of corporate shareholder's advances		**(158,050)**	—	—
Repayment of corporate advances		**(345,437)**	—	—
Settlement of promissory notes and bills of exchange		**(133,929)**	—	**(75,761)**
Redemption of A series RCPS (including premium on redemption)		**(353,963)**	—	—
Net cash flow from financing activities		**1,471,928**	(198,870)	**2,273,680**
Net effect of currency translation on cash and cash equivalents		**(207)**	(57)	—
Net increase in cash and cash equivalents		**1,513,097**	60,030	**1,319,836**
Cash and cash equivalents at beginning of financial year/date of incorporation		**227,158**	167,128	—
Cash and cash equivalents at end of financial year/period		**1,740,255**	227,158	**1,319,836**

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements

(1) Revenue

	Group		Company
			22.7.2003 to
	2004	2003	31.1.2004
	RM'000	RM'000	RM'000
Subscription fees	**1,101,053**	880,297	**—**
Advertising airtime sales			
– contra arrangements	**7,446**	4,098	**—**
– non-contra arrangements	**185,360**	163,501	**—**
Sale of set-top boxes	**52,912**	58,613	**—**
Sale of film and programme rights	**5,753**	5,506	**—**
Interactive and multimedia sales	**8,183**	6,679	**—**
Magazine sales and magazine advertising	**4,240**	3,944	**—**
Production service revenue	**5,277**	—	**—**
Sale of video products	**4,523**	—	**—**
Licensing income	**12,642**	—	**—**
Accretion of RCPS yield	**—**	—	**6,161**
Management fees	**—**	—	**9,547**
Others	**15,552**	6,752	**—**
	1,402,941	1,129,390	**15,708**

(2) Cost of sales

	Group		Company
			22.7.2003 to
	2004	2003	31.1.2004
	RM'000	RM'000	RM'000
Content and transmission costs	**500,857**	498,898	**—**
Cost of set-top boxes	**323,338**	271,280	**—**
Set-top boxes replacement expenses	**—**	125,844	**—**
Amortisation of film library and programme rights	**72,880**	98,651	**—**
Staff costs	**78,977**	70,185	**—**
	976,052	1,064,858	**—**

notes to the financial statements - 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(3) Administrative expenses

	Group		Company
	2004 RM'000	2003 RM'000	22.7.2003 to 31.1.2004 RM'000
Bad debts written (back)/off	**(16)**	1,424	—
Depreciation of property, plant and equipment	**19,003**	12,785	—
Allowance for doubtful debts	**4,931**	6,260	—
Insurance	**14,693**	12,354	—
Office and general expenses	**3,128**	9,250	**94**
Professional, consultancy and other related expenses	**25,187**	20,608	**8,109**
Rental of land, building and others	**1,310**	3,372	**7**
Staff costs	**39,360**	46,713	**3,893**
Utilities and telecommunication expenses	**12,113**	11,805	**102**
Maintenance cost	**11,526**	8,301	**23**
Collection agency commission	**9,784**	8,203	—
Amortisation of goodwill	**22,359**	18,966	—
Other administrative expenses	**3,586**	2,549	**476**
	166,964	162,590	**12,704**

(4) Profit from operations

The following items have been charged in arriving at the profit from operations:

	Company 22.7.2003 to 31.1.2004 RM'000
Statutory audit fees to:	
PricewaterhouseCoopers,	
– UK	**214**
– firms of worldwide organisation	**145**
Other fees to:	
PricewaterhouseCoopers,*	
– audit related	**1,234**

* In addition, other audit related fees charged by the Auditors during the financial year ended 31 January 2004 of RM6,195,000 (2003: RM nil) was offset against share premium.

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(5) Directors' remuneration

	Company
	22.7.2003 to 31.1.2004 RM'000
Fees	285
Salaries and emoluments	509
	794

(6) Staff costs and number of staff

(i) The staff costs incurred were as follows:

	Group		Company
	2004 RM'000	2003 RM'000	22.7.2003 to 31.1.2004 RM'000
Wages and salaries	119,835	110,049	3,422
Employee benefits in kind	9,506	8,402	103
Social security cost	660	630	7
Defined contribution pension plan	11,767	11,580	354
Recruiting costs	981	1,161	—
Termination benefits	1,618	4,301	—
Staff training	2,281	1,983	7
	146,648	138,106	3,893

(ii) The average monthly number of persons employed by the Company was as follows:

	Company
	22.7.2003 to 31.1.2004
Malaysian operations	
Corporate	63

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(7) Finance costs (net)

	Group		Company
			22.7.2003 to
	2004	2003	31.1.2004
	RM'000	RM'000	RM'000
Interest costs:			
– Bank borrowings	**63,630**	51,926	**10,361**
– Corporate shareholder's advances	**9,279**	14,276	**—**
– Finance lease liabilities	**12,617**	14,836	**—**
– Promissory notes and bills of exchange	**6,150**	12,306	**277**
– Rescheduled lease payments	**—**	773	**—**
– Vendor financing	**7,102**	4,500	**—**
	98,778	98,617	**10,638**
Accretion of RCPS yield	**28,451**	40,116	**1,544**
Debt service and other finance costs	**16,137**	20,974	**766**
	143,366	159,707	**12,948**
Interest income	**(18,763)**	(4,486)	**(23,581)**
Realised foreign exchange losses	**594**	1,051	**1**
Unrealised foreign exchange losses/(gains)	**338**	(502)	**—**
	125,535	155,770	**(10,632)**

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(8) Taxation

	Group		Company
	2004 RM'000	**2003 RM'000**	**22.7.2003 to 31.1.2004 RM'000**
Malaysian income taxes			
Current year	**(1,700)**	(196)	**—**
Prior years	**28**	—	**—**
	(1,672)	(196)	**—**
Foreign income taxes			
Current year	**(124)**	—	**—**
Total current taxation	**(1,796)**	(196)	**—**
Deferred taxation			
Origination and reversal of temporary differences			
– Malaysian taxation	**(8,817)**	599,236	**(4,700)**
– Foreign taxation	**355**	—	**—**
Total deferred taxation	**(8,462)**	599,236	**(4,700)**
	(10,258)	599,040	**(4,700)**

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(8) Taxation (Cont'd.)

The explanation of the relationship between the taxation (charge)/credit and profit/(loss) from ordinary activities before taxation is as follows:

	Group		Company
	2004 RM'000	**2003 RM'000**	**22.7.2003 to 31.1.2004 RM'000**
Profit/(loss) from ordinary activities before taxation	**34,162**	(295,529)	**12,463**
Tax at the domestic rates applicable to profit/(loss) in the country concerned	**(12,217)**	82,748	**(3,490)**
Expenses not deductible for tax purposes	**(41,284)**	(28,786)	**(2,935)**
Income not subject to tax	**15,706**	19,430	**1,725**
Tax exempt income due to pioneer status	**12,216**	10,316	—
Reduction in current financial year's tax expense arising from recognition of previously unrecognised benefits:			
– tax losses	**694**	48	—
– capital allowances	**42**	124	—
Unrecognised deferred tax assets:			
– tax losses	**(4,775)**	(7,187)	—
– capital allowances	**(912)**	(1,888)	—
– other temporary differences	**(1,159)**	—	—
Recognition of deferred tax assets arising from recognition of previously unrecognised benefits:			
– tax losses	**20,185**	382,000	—
– capital allowances	**1,218**	117,000	—
– other temporary differences	—	25,235	—
Over accrual in respect of prior financial years (net)	**28**	—	—
Taxation (charge)/credit	**(10,258)**	599,040	**(4,700)**

Subject to agreement by the Inland Revenue Board, the Company, as at 31 January 2004, has no tax credits under Section 108 of the Income Tax Act, 1967 available to frank any dividend.

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(9) Earnings per share

Basic earnings per share of the Group is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2004	**2003**
Net profit (RM'000)	**23,876**	303,517
Weighted average number of ordinary shares ('000) (Note 12)	**1,390,446**	1,185,549
Basic earnings per share (sen)	**1.7**	25.6

The basis for computation of diluted earnings per share is set out in Note 12.

	Group
	2004
Net profit (RM'000)	**23,876**
Adjusted weighted average number of ordinary shares ('000) (Note 12)	**1,411,354**
Diluted earnings per share (sen)	**1.7**

(10) Investment in associates

	Group	
	2004	**2003**
	RM'000	**RM'000**
Unquoted shares, at cost	**120,718**	101,194
Advances and accruals for commitment to an associate	**4,494**	4,494
Group's share of losses	**(50,249)**	(50,727)
Accumulated impairment losses	**(38,236)**	(41,880)
Accumulated amortisation of goodwill	**(14,103)**	(11,124)
Currency translation differences	**6**	(68)
	22,630	1,889
Represented by:		
Share of net assets	**4,903**	1,572
Goodwill on acquisition	**17,727**	317
	22,630	1,889

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(11) Deposits, cash and bank balances

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
Deposits with licensed banks and financial institutions	**1,692,493**	197,870	**1,319,520**
Cash and bank balances	**47,762**	29,288	**316**
Cash and cash equivalents	**1,740,255**	227,158	**1,319,836**

The amounts of deposits, cash and bank balances which are pledged as security for the bank financing facilities are disclosed in Note 23(g).

The range of effective interest rates per annum on deposits as at end of financial year/period is as follows:

	Group		Company
	2004	2003	2004
Effective interest rates (%)			
Deposits with licensed banks and financial institutions	**0.9 to 4.6**	2.4 to 4.0	**0.9 to 2.9**

Deposits, cash and bank balances are denominated in the following currencies:

	Group		Company
	2004 RM'000	2003 RM'000	2004 RM'000
RM	**1,540,719**	222,915	**1,142,536**
USD	**184,983**	609	**177,300**
HKD	**10,385**	5	**—**
INR	**3,962**	3,595	**—**
Others	**206**	34	**—**
	1,740,255	227,158	**1,319,836**

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(12) Redeemable convertible preference shares ('RCPS')

	Group	
	2004 **RM'000**	**2003** **RM'000**
Authorised		
A Series RCPS of USD0.01 each		
At beginning and end of financial year		
– 75,000,000 RCPS	**2,850**	2,850
B Series RCPS of USD0.01 each		
At beginning and end of financial year		
– 53,947,368 RCPS	**2,050**	2,050
Total authorised RCPS	**4,900**	4,900
Issued and fully paid		
Equity component		
– A Series RCPS	—	10,000
– B Series RCPS	—	7,230
RCPS (equity component)	—	17,230
Non-current liability component		
– B Series RCPS	—	232,986
Non-current RCPS (liability component)	—	232,986
Current liability component		
– A Series RCPS	—	338,109
Current RCPS (liability component)	—	338,109
Total issued and fully paid RCPS	—	588,325

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(12) Redeemable convertible preference shares ('RCPS') (Cont'd.)

	Group	
	2004 RM'000	**2003 RM'000**
Total issued and fully paid RCPS may be analysed as follows:		
Nominal value		
– A Series RCPS	—	2,850
– B Series RCPS	—	2,050
Nominal value	—	4,900
Share premium		
– A Series RCPS	—	282,150
– B Series RCPS	—	202,950
Share premium	—	485,100
Accretion of yield		
– A Series RCPS	—	63,110
– B Series RCPS	—	35,215
Accretion of yield	—	98,325
Total issued and fully paid RCPS	—	588,325

The details of RCPS are disclosed in Note 27.

notes to the financial statements – 31 January 2004 (Cont'd.)

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS *(Cont'd.)*

(A) Primary financial statements under MAAS (Cont'd.)

Notes to the primary financial statements (Cont'd.)

(13) Non-cash transactions

For the purpose of the cash flow statement, the principal non-cash transactions are as follows:

Company

Financial period ended 31 January 2004

- Novation of the following balances from AAAN Bermuda to the Company:
  - RM205,000,000 advances plus accrued interest owing by MBNS to AAAN Bermuda.
  - RM3,257,000 balances owing by certain subsidiaries to AAAN Bermuda.
- Issuance of 1,185,548,556 ordinary shares of 10p each amounting to RM724,429,000 in the Company as consideration for the acquisition of 1,185,548,556 ordinary shares of USD0.10 each in AAAN Bermuda.
- Issuance of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in the Company in exchange for 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each respectively in AAAN Bermuda.
- Conversion of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in the Company into 224,809,885 new ordinary shares of 10p each in the Company.
- Issuance of 49,998 RPS of GBP1.00 each in the Company at par and subsequent redemption at par.
- Issuance of bills of exchange by the Company of RM75,761,000 upon cancellation of promissory notes by AAAN Bermuda.

(B) Reconciliation from UK GAAP to MAAS

	Note	Group 2004 RM'000	Group 2003 RM'000	Company 22.7.2003 to 31.1.2004 RM'000
Profit and loss account				
UK GAAP retained profit/(loss)		**14,479**	302,545	**(1,407)**
Non-equity appropriation	40(C)(iii)	**28,451**	40,116	**1,544**
UK GAAP profit for the financial year/period		**42,930**	342,661	**137**
Share of losses in associates	40(C)(i)	**227**	972	—
Equity compensation benefits	40(C)(ii)	**9,170**	—	**9,170**
Accretion of RCPS yield	40(C)(iii)	**(28,451)**	(40,116)	**(1,544)**
MAAS net profit		**23,876**	303,517	**7,763**
Balance sheet				
UK GAAP net assets/(liabilities)		**1,657,671**	(362,672)	**3,305,406**
Share of net liabilities in associates	40(C)(i)	**3,743**	3,429	—
Liability component RCPS	40(C)(iii)	—	(571,095)	—
MAAS net assets/(liabilities)		**1,661,414**	(930,338)	**3,305,406**

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(C) Significant differences in accounting policies and presentation

(i) Associates

Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions. Under MAAS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in the associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

(ii) Equity compensation benefits

Under UK GAAP, the cost of equity compensation benefits is recognised in the profit and loss account. As MAAS does not specify the accounting for equity compensation benefits, the cost of employee equity compensation benefits is not recognised in the income statement of the Group prepared in accordance with MAAS.

(iii) RCPS

Under UK GAAP, RCPS instruments are classified as part of non-equity shareholders' funds. The difference between net proceeds of the RCPS and the redemption value is recognised as a non-equity appropriation in the profit and loss account using the effective yield method over the period in which the RCPS are outstanding. The non-equity appropriation is deducted against the profit and loss account in the balance sheet.

Under MAAS, the liability and equity components of the RCPS are classified separately in accordance with the substance of the RCPS issued. On issue of RCPS that contain a liability and an equity component, the fair value of the liability component is determined using a market interest rate for an equivalent financial instrument; this amount is carried as liability on the amortised costs basis until extinguished on conversion or maturity of the instrument. The remainder of the net proceeds is allocated to the conversion option which is recognised and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods. The difference between the liability component of the RCPS and the redemption value is recognised as part of finance costs in the income statement using the effective yield method over the period in which the RCPS are outstanding and is included in the carrying amount of the liability component in the balance sheet.

(iv) Deferred tax assets and liabilities

Under UK GAAP, deferred tax assets are classified as current assets and deferred tax liabilities are classified as provisions. Under MAAS, deferred tax assets are classified as non-current assets and deferred tax liabilities are classified as non-current liabilities.

(v) Segmental information disclosures

In addition to the disclosures required under UK GAAP, MAAS requires separate disclosure of a number of other items within the business segments and geographical segments. These additional disclosures have been incorporated within Note 1.

(vi) Presentation of the financial statements

Under UK GAAP, the presentation of the financial statements differs from that required under MAAS, in particular the income statement and cash flow statement presentation. Statements such as the reconciliation of movements in shareholders' funds under UK GAAP are presented as statement of changes in shareholders' equity under MAAS.

40 ADDITIONAL DISCLOSURES ON DIFFERENCES BETWEEN UK GAAP AND MAAS (Cont'd.)

(D) Glossary

As the Company is incorporated in the UK, the terms used in the financial statements are, as required under the laws and regulations applicable in the UK, based on UK GAAP which differ from the terms used in the applicable approved accounting standards in Malaysia. We append below a glossary of these terms for ease of comparison.

UK GAAP	MAAS
Allotted	Issued
Cash inflows from operating activities	Cash generated from operations
Creditors	Payables
Creditors: Amounts falling due after more than 1 year	Non-current liabilities
Creditors: Amounts falling due within 1 year	Current liabilities
Debtors	Receivables and prepayments
Net interest expense	Finance costs (net)
Operating profit/(loss)	Profit/(loss) from operations
Profit and loss account (Balance Sheet)	Retained earnings/(accumulated losses)
Profit and loss account (Income Statement)	Income Statement
Profit for the financial year	Net profit for the financial year
Provision for doubtful debts	Allowance for doubtful debts
Reconciliation of movements in shareholders' funds	Statement of changes in equity
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenue

statutory declaration pursuant to Section 169(16) of the Malaysian Companies Act, 1965

I, Rohana binti Tan Sri Datuk Hj Rozhan, the officer primarily responsible for the financial management of ASTRO ALL ASIA NETWORKS plc, do solemnly and sincerely declare that the financial statements set out on pages 69 to 164 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declaration Act, 1960.

Rohana binti Tan Sri Datuk Hj Rozhan

Subscribed and solemnly declared by the abovenamed, Rohana binti Tan Sri Datuk Hj Rozhan at Kuala Lumpur in Malaysia on 18 May 2004, before me.

COMMISSIONER FOR OATHS

PESURUHJAYA SUMPAH
W 164
RALPH KINNY
FERNANDEZ
MALAYSIA

Lot 1.28, Tkt 1, Komplek Wilayah,
2, Jalan Munshi Abdullah,
50100 Kuala Lumpur.

list of properties held

Location	Approximate Age of Building	Tenure	Remaining Lease Period (Expiry of Lease)	Current Use	Land Area (square metre)	Built-up Area (square metre)	Net Book Value as at 31 January 2004 (RM'000)
Lot 11301, 17778, 5800 and part of Lots 7966, 8093 and 14935, Mukim Petaling, Daerah Kuala Lumpur	7 years	Sub-lease (land and building)	21 years (31 July 2025)	Television, Radio and Data Media Centre and Office	117,419	32,533	140,101
Lot PT4043 & PT4044, Mukim Kuala Lumpur, Daerah Kuala Lumpur	—	Sub-lease (land)	23 years (31 March 2027)	No formal plans for usage of land	412,780	Not applicable	Operating lease

Notes: *Revaluation of properties have not been carried out on any of the above properties to date.*

additional disclosure – profit forecast variance

Explanation of variance from the Profit Forecast pursuant to Appendix 9C Part A (18) of the Listing Requirements of Bursa Malaysia Securities Berhad

The Group's profit after tax for the financial year ended 31 January 2004 of RM12.3 million was RM2.1 million or 20.6% above the higher end of the profit after tax forecast range of RM10.2 million published in ASTRO ALL ASIA NETWORKS plc ("AAAN") prospectus dated 1 October 2003. This improvement was achieved even though AAAN had a better than expected performance in gross additional subscribers of 211,000 versus the 167,000 outlined in the prospectus for the 6 months ended 31 January 2004, and the subscriber acquisition cost impact of adding these 44,000 additional subscribers. This favourable increase in profit after tax is analysed as follows:

Favourable/(Unfavourable)		**RM mil**
Profit after tax published in the prospectus dated 1 October 2003	(a)	10.2
Revenue movements		(4.1)
Costs movements:		
– Operating and other costs (net)		23.2
– Subscriber Acquisition Cost (arising from additional subscriber growth over prospectus forecast)		(33.7)
Other movements:		
– Results from investment in associates		3.6
– Taxation		13.1
Profit after tax for the financial year ended 31 January 2004 (IFRS)	(b)	12.3
Favourable variance	(b)–(a)	2.1

additional disclosure – utilisation of IPO proceeds

The status of the utilisation of the proceeds as at 18 May 2004 from the Initial Public Offering is as follows:

	Proposed utilisation of IPO proceeds* RM mil	**Utilised to date RM mil**	**Amounts outstanding RM mil**
Repayment of a private debt securities facility	661.8	(145.0)	516.8
Repayment of a foreign export credit agency structured trade facility	77.1	(30.0)	47.1
Repayment of bearer promissory notes**	74.4	(74.4)	—
Part repayment of a syndicated term loan facility	551.0	(551.0)	—
Payment for equity in associate, TVBPH	19.0	—	19.0
Listing expenses	110.4	(102.1)	8.3
Working capital/general corporate purposes	536.2	(46.3)	489.9
	2,029.9	(948.8)	1,081.1

Note:

* *Estimated utilisation as set out in AAAN's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).*

** *On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange issued by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.*

additional disclosure – material contracts with related parties

Material contracts outside the ordinary course of business, entered into by ASTRO ALL ASIA NETWORKS plc (AAAN) and its subsidiaries involving Directors' and major shareholders' interests still subsisting as at 31 January 2004 and as at Annual Report date or which have been entered into subsequent to the end of the financial year ended 31 January 2003.

No	Parties AAAN Company	 Related Company	Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Relationship
1	MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") MEASAT Broadcast Network Systems (BVI) Limited ("MBNS (BVI)")	Home Net NV ("HomeNet")	Joint Venture and Shareholders' Agreement (TVB.COM JVSA) between (i) iTVB Limited ("iTVB"); (ii) MBNS (BVI); (iii) HomeNet; (iv) Television Broadcasts Limited ("TVB"); and (v) MBNS to undertake a Chinese language Internet Web Portal business.	N/A	11 November 1999	N/A	Please refer to note 1
2	MBNS (BVI) MBNS AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited) ("AAAN Bermuda")	HomeNet Mezzanine Equities Sdn Bhd ("Mezzanine")	Deed of Substitution and Release between (i) iTVB; (ii) MBNS (BVI); (iii) HomeNet; (iv) TVB; (v) MBNS; (vi) TVB.COM Ltd; (vii) AAAN Bermuda; and (viii) Mezzanine where AAAN Bermuda replaced MBNS as guarantor for MBNS (BVI) and Mezzanine replaced MBNS as guarantor for HomeNet under the TVB.COM JVSA	N/A	4 May 2001	N/A	Please refer to note 1
3	MBNS (BVI) AAAN Bermuda	HomeNet Mezzanine	Side Letter and Supplemental Agreement to the TVB.COM JVSA between (i) iTVB; (ii) MBNS (BVI); (iii) HomeNet; (iv) TVB; (v) Mezzanine; and (vi) AAAN Bermuda to restructure the business of TVB.COM Ltd. All the internet business and operations of TVB.COM Ltd including all assets and liabilities were disposed to Jade Profit Ltd (a wholly owned subsidiary of TVB) except for TVB Publications Ltd. TVB.COM Ltd changed its name to TVB Publishing Holding Ltd ("TVBPH")	N/A	Letter dated 31 October 2001 and Supplemental Agreement dated 19 November 2001	N/A	Please refer to note 1

additional disclosure – material contracts with related parties (Cont'd.)

No	Parties: AAAN Company	Parties: Related Company	Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Relationship
4	MBNS (BVI) AAAN Bermuda	HomeNet Mezzanine	Side Letter where the parties to the TVB.COM JVSA further varied the provisions of the joint venture on the agreed use of share subscription monies, purpose of the joint venture and rescheduling of payment of subscription monies	N/A	6 March 2003	N/A	Please refer to note 1
5	AAAN MBNS (BVI) AAAN Bermuda	HomeNet Mezzanine	Deed of Substitution and Release between (i) iTVB; (ii) MBNS (BVI); (iii) HomeNet; (iv) TVB; (v) TVBPH; (vi) AAAN Bermuda; (vii) Mezzanine; and (viii) AAAN where AAAN replaced AAAN Bermuda as guarantor for MBNS (BVI) under the TVB.COM JVSA	N/A	26 September 2003	N/A	Please refer to note 1
6	MBNS	Maxis Communications Bhd ("Maxis")	Memorandum of Understanding ("MOU") in respect of a 3G joint venture for a strategic alliance and to negotiate terms for the grant of an option to MBNS to subscribe for 25% of the enlarged share capital in Advanced Wireless Technologies Sdn Bhd ("AWT")	N/A	24 May 2002 and continues until terminated in accordance with the terms of the MOU	N/A	Please refer to note 2
7	MBNS	Maxis	Letter of Offer issued by Maxis to MBNS where Maxis agreed to procure AWT to grant an option to MBNS to subscribe for up to 25% of the enlarged and issued paid-up share capital of AWT	MBNS' agreement to jointly submit UMTS (Malaysia) Sdn Bhd's application to Malaysian Communications and Multimedia Commission for the IMT-2000 Spectrum Assignment and establishing a content company for the provision of 3G mobile content and application services to Maxis	28 April 2003 (as amended by letters dated 11 August 2003 and 4 December 2003)	Non-Cash	Please refer to note 2

additional disclosure – material contracts with related parties (Cont'd.)

No	Parties – AAAN Company	Parties – Related Company	Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Relationship
8	MBNS	AWT	Letter of Offer issued by AWT to MBNS granting MBNS the option to subscribe for up to 25% of the enlarged issued and paid-up capital of AWT	Subscription of up to 25% of the enlarged issued and paid-up capital in AWT within 60 days of 25 May 2004	3 March 2004 (as amended by a letter dated 26 April 2004)	Non-Cash	Please refer to note 3
9	Celestial Entertainment Holdings Ltd ("CEHL")	Pacific Investments (BVI) Ltd ("PIL") Celestial Pictures Ltd ("Celestial")	Acquisition of Celestial by CEHL from PIL where payment of the purchase consideration is subject to securing a term loan facility to finance the acquisition of the shares in Celestial and where payment is to be made by 30 September 2003 or such later date as may be agreed by the parties	USD29,095,507	18 August 2003	Cash	Please refer to note 4
10	Celestial	PIL Excorp Holdings NV ("Excorp")	Side Letter and two Facility Letters between (i) PIL; (ii) Celestial; and (iii) Excorp where Excorp and PIL agreed to continue to make available to Celestial existing shareholders loans in return for Celestial's undertaking to repay PIL and Excorp upon receipt of inter-company funding payment to be made on 28 September 2005 or such later date as may be agreed by PIL and/or Excorp	Facility Letter between PIL and Celestial ("PIL Facility") – HK$235,108,002 Facility Letter between PIL/Excorp and Celestial ("PIL/Excorp Facility") – HK$455,000,002	20 August 2003 20 August 2003	Cash	Please refer to note 4
11	Celestial	PIL East Asia Entertainment (BVI) Ltd ("EAE")	Novation Agreement between (i) PIL; (ii) EAE; and (iii) Celestial where PIL agreed to novate and transfer all its rights, interest, title, benefits (including its rights to payment of principal and interest under the PIL Facility) and obligations in respect of the PIL Facility to EAE in consideration of EAE paying PIL the sum of HK$243,865,099	HK$243,865,099	22 September 2003	Cash	Please refer to note 5

additional disclosure – material contracts with related parties (Cont'd.)

No	Parties: AAAN Company	Parties: Related Company	Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Relationship
12	Celestial	PIL Excorp EAE	Novation Agreement between (i) PIL; (ii) EAE; (iii) Excorp; and (iv) Celestial where PIL and Excorp agreed to novate and transfer all its rights, interest, title, benefits (including its rights to payment of principal and interest under the PIL/Excorp Facility) and obligations in respect of the PIL/Excorp Facility to EAE in consideration of EAE paying PIL and Excorp the sum of HK$278,600,002 and HK$186,589,943 respectively	HK$465,189,945	22 September 2003	Cash	Please refer to note 5
13	MBNS (BVI)	HomeNet	Purchase by MBNS (BVI) of 10% of HomeNet's equity interest in TVBPH	USD3,612,000	20 August 2003	Cash	Please refer to note 1
14	AAAN Bermuda MBNS	Usaha Tegas Entertainment Systems Sdn Bhd ("UTES")	Novation Agreement whereby MBNS novated all its rights and obligations under two facility agreements between UTES and MBNS to AAAN Bermuda, both dated 14 February 2002	RM33,050,000 and RM125,000,000	22 July 2003	Cash	Please refer to note 6
15	AAAN Bermuda	Khazanah Nasional Berhad ("Khazanah")	Share subscription agreement for subscription by Khazanah for RCPS (C series) in AAAN Bermuda	RM395,000,000	22 July 2003	Cash	Please refer to note 7

Notes:

1. 1.1 MBNS is a wholly-owned subsidiary of AAAN via AAAN Bermuda while MBNS (BVI) is a wholly-owned subsidiary of AAAN via ASTRO Overseas Limited ("AOL") and AAAN Bermuda.

   1.2 HomeNet is a wholly-owned subsidiary of Usaha Tegas Sdn Bhd ("UTSB"), a major shareholder of AAAN, via Mezzanine.

   1.3 UTSB, Pacific States Investment Limited ("PSIL"), Excorp and PanOcean Management Limited ("PanOcean") who are major shareholders of AAAN with each having a deemed equity interest of 25% in AAAN and deemed to have an interest in all of the shares of MBNS in which AAAN is interested, are also major shareholders of HomeNet with each having a deemed equity interest of 100% in HomeNet.

additional disclosure – material contracts with related parties (Cont'd.)

1.4 Ananda Krishnan Tatparanandam ("TAK") who is a major shareholder of AAAN with a deemed equity interest of 42.69% in AAAN and hence deemed to have an interest in all of the shares of MBNS, is also a major shareholder of HomeNet with a deemed equity interest of 100% in HomeNet. In addition, TAK was a Director of AAAN Bermuda within the 12 months preceding the date on which the terms of the transaction were agreed upon and is also a Director of PanOcean, Excorp and UTSB.

1.5 Augustus Ralph Marshall ("RM") is a Director of AAAN, AAAN Bermuda, MBNS and MBNS (BVI) and also a Director of UTSB. In addition, RM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda and MBNS. RM has a direct equity interest of 0.05% in AAAN.

1.6 Tan Poh Ching ("TPC") is a Director of AAAN and AAAN Bermuda is also a Director of UTSB. TPC was a Director of MBNS within the 12 months preceding the date on which the terms of the transaction were agreed upon. TPC has a direct equity interest of 0.03% in AAAN.

1.7 RM and TPC do not have any equity interest in AAAN Bermuda, MBNS, MBNS (BVI), UTSB, Mezzanine or in HomeNet.

2. 2.1 Please refer to Note 1.1 for MBNS' relationship with AAAN.

2.2 UTSB, PSIL, Excorp and PanOcean who are major shareholders of AAAN and MBNS are also major shareholders of Maxis with a deemed equity interest of 22.46% in Maxis. For further details of their interests in AAAN and MBNS please see Note 1.3 above.

2.3 TAK who is a major shareholder of AAAN and MBNS is also a major shareholder of Maxis with a deemed equity interest of 31.69% in Maxis. For further details of his interest in AAAN and MBNS please see Note 1.4 above.

2.4 RM and TPC who are Directors of AAAN are also Directors of Maxis with each having an equity interest of 0.0203% in Maxis held through nominees. For further details of their interest in AAAN, please see Notes 1.5 and 1.6 above.

2.5 Dato' Haji Badri Bin Haji Masri ("Dato' Badri"), Tun Haji Mohammed Hanif Bin Omar ("THO"), Hj Affendi Bin Tun Hj Mohd Fuad Stephens ("AF") and Mohamad Shahrin Bin Merican ("SM") who are major shareholders of AAAN with each having a deemed equity interest of 9.25% in AAAN are also the major shareholders of Maxis with each having a deemed equity interest of 13.41% in Maxis.

2.6 In addition, Dato' Badri is the Chairman and a Director of AAAN, AAAN Bermuda and MBNS. Dato' Badri has an additional deemed equity interest of 0.03% in AAAN through a company controlled by him.

2.7 Dato' Mohamed Khadar Bin Merican ("Dato' Khadar"), a Director of AAAN has direct equity interests of 0.01% and 0.0006% in AAAN and Maxis respectively.

2.8 THO was a Director of Maxis within the 12 months preceding the date on which the terms of the transaction were agreed upon. THO has an additional deemed equity interest of 0.08% in Maxis through a company controlled by him. THO also has an equity interest of 0.0203% in Maxis held through a nominee.

2.9 In addition, SM is a person connected with Dato' Khadar. SM was also a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction were agreed upon. SM also has a direct equity interest of 0.01% and 0.005% in AAAN and Maxis respectively.

2.10 AF is a Director of MBNS and several other subsidiaries of MBNS. AF has a direct equity interest of 0.01% in AAAN.

additional disclosure – material contracts with related parties (Cont'd.)

3. 3.1 Please refer to Note 1.1 for MBNS' relationship with AAAN.

3.2 AWT is a wholly-owned subsidiary of Maxis. The major shareholders of AAAN viz TAK, PanOcean, Excorp, PSIL and UTSB would be deemed to have an interest in AWT by virtue of each of their deemed equity interest in Maxis. For further details of their interests in Maxis please see Notes 2.2 and 2.3 above.

3.3 For details of the interests of Directors of AAAN in MBNS and Maxis please see Notes 2.4, 2.6 and 2.7 above.

3.4 For details of the interests of major shareholders of AAAN and Maxis. Please see Notes 2.5, 2.6, 2.8, 2.9 and 2.10 above.

4. 4.1 CEHL ceased to be a wholly-owned subsidiary of UTSB and became a wholly-owned subsidiary of AAAN with effect from 18 August 2003.

4.2 Celestial ceased to be a wholly-owned subsidiary of UTSB and became a wholly-owned subsidiary of AAAN with effect from 20 August 2003.

4.3 PIL is a wholly-owned subsidiary of UTSB, a major shareholder of AAAN.

4.4 UTSB, PSIL, Excorp and PanOcean are major shareholders of PIL with a deemed equity interest of 100% in PIL are also major shareholders of Celestial. For further details in UTSB's, PSIL's, Excorp's and PanOcean's interests in AAAN please see Note 1.3 above.

4.5 TAK is a major shareholder of PIL and Celestial with a deemed equity interest of 100%. For further details of his interest in AAAN please see Note 1.4 above.

4.6 RM is a Director of CEHL, Celestial and PIL. RM and TPC do not have any equity interest in Excorp, CEHL, Celestial, UTSB or in PIL. For further details of RM's and TPC's interests in AAAN please see Notes 1.5 and 1.6 above.

5. 5.1 EAE has been a wholly-owned subsidiary of AAAN via AOL since 14 August 2003.

5.2 PIL is a wholly-owned subsidiary of UTSB, a major shareholder of AAAN.

5.3 RM is a Director of EAE.

5.4 For further details of interests of Directors and major shareholders of AAAN in Celestial, PIL and Excorp please see Notes 4.3, 4.4, 4.5 and 4.6 above.

6. 6.1 Please refer to Note 1.1 for AAAN Bermuda and MBNS' relationship with AAAN.

6.2 UTES is a wholly-owned subsidiary of UTSB, a major shareholder of AAAN with direct and deemed equity interests of 4.72% and 20.28% in AAAN respectively.

6.3 TAK, PanOcean, Excorp, PSIL and UTSB, major shareholders of AAAN would be deemed to have an interest in UTES by virtue of each of their deemed interest in UTSB. Please see notes 1.3 and 1.4 for further details of their interests in AAAN.

6.4 RM and TPC do not have any equity interest in UTES.

6.5 For further details of RM's and TPC's interests in AAAN please see Notes 1.5 and 1.6 above.

7. 7.1 Please refer to Note 1.1 for AAAN Bermuda relationship with AAAN.

7.2 Khazanah is a major shareholder of AAAN with a direct equity interest of 21.57%.

analysis of shareholdings as at 10 May 2004

Share Capital

Authorised	: £300,000,000 comprising 3,000,000,000 ordinary shares of 10 pence each
Ordinary Shares in Issue	: 1,918,758,461
Issued and paid-up	: £191,875,846.10
Nominal Value of Ordinary Shares	: 10 pence
Voting Right	: One (1) vote per ordinary share

Size of shareholdings	No. of shareholders	% of shareholders	No. of 10 pence shares	% of issued shares
Less than 100	17	0.07	413	0.00
100 to 1,000	15,915	66.09	15,248,575	0.79
1,001 to 10,000	6,997	29.06	25,090,872	1.31
10,001 to 100,000	742	3.08	24,477,082	1.28
100,001 to 95,937,922*	408	1.69	889,010,229	46.33
95,937,923 and above**	3	0.01	964,931,290	50.29
Total	24,082	100.00	1,918,758,461	100.00

Notes:

* less than 5% of the issued share capital
** 5% and above of the issued share capital

Category of shareholders				
Individuals	21,860	90.77	48,796,040	2.54
Banks / Finance Companies	30	0.13	18,643,070	0.97
Investment Trusts / Foundations / Charities	14	0.06	5,672,000	0.30
Industrial and Commercial Companies	187	0.78	707,586,171	36.88
Government Agencies / Institutions	6	0.02	1,232,500	0.06
Nominees	1,985	8.24	1,136,828,680	59.25
Others	0	0.00	0	0.00
Total	24,082	100.00	1,918,758,461	100.00

analysis of shareholdings as at 10 May 2004 (Cont'd.)

LIST OF 30 LARGEST SHAREHOLDERS as at 10 May 2004

No.	Name of shareholders	No. of 10 pence Shares held	% of Issued Shares
1.	Khazanah Nasional Berhad	413,829,018	21.57
2.	RHB Nominees (Asing) Sdn Bhd *– All Asia Media Equities Ltd*	389,085,872	20.28
3.	RHB Nominees (Asing) Sdn Bhd *– East Asia Broadcast Network Systems NV*	162,016,400	8.44
4.	Usaha Tegas Entertainment Systems Sdn Bhd	90,534,101	4.72
5.	RHB Nominees (Asing) Sdn Bhd *– Pacific Broadcast Systems NV*	54,005,486	2.81
6.	Nusantara Delima Sdn Bhd	54,005,466	2.81
7.	Berkat Nusantara Sdn Bhd	54,005,466	2.81
8.	Nusantara Cempaka Sdn Bhd	54,005,466	2.81
9.	RHB Nominees (Asing) Sdn Bhd *– Southpac Investments Limited NV*	54,005,466	2.81
10.	RHB Nominees (Asing) Sdn Bhd *– Home View Limited NV*	54,005,466	2.81
11.	HSBC Nominees (Asing) Sdn Bhd *– Emerging Markets Growth Fund*	47,119,600	2.46
12.	HSBC Nominees (Asing) Sdn Bhd *– HSBC BK PLC for Prudential Assurance Company Ltd*	19,133,900	1.00
13.	HSBC Nominees (Asing) Sdn Bhd *– New World Fund Incorporated*	14,188,500	0.74
14.	HSBC Nominees (Asing) Sdn Bhd *– Capital International Emerging Markets Investment Fund*	12,614,200	0.66
15.	Employees Provident Fund Board	9,342,400	0.49
16.	HSBC Nominees (Asing) Sdn Bhd *– Abu Dhabi Investment Authority*	8,644,800	0.45
17.	Permodalan Nasional Berhad	8,070,000	0.42
18.	HSBC Nominees (Asing) Sdn Bhd *– T. Rowe Price International Funds for International Stock Fund*	7,914,000	0.41
19.	HSBC Nominees (Asing) Sdn Bhd *– BBH and Co. Boston for Fidelity Contrafund*	7,422,200	0.39
20.	HSBC Nominees (Asing) Sdn Bhd *– MSCO NY for Standard Pacific Capital Offshore Fund Ltd*	6,342,233	0.33
21.	Mujur Nusantara Sdn Bhd	6,172,051	0.32
22.	HSBC Nominees (Asing) Sdn Bhd *– RTCC London for Baillie Gifford Emerging Markets Fund*	5,900,000	0.31
23.	Sanjung Nusantara Sdn Bhd	5,657,721	0.29
24.	HSBC Nominees (Asing) Sdn Bhd *– T. Rowe Price Trust Company, International Common Trust Fund*	5,575,200	0.29
25.	HSBC Nominees (Asing) Sdn Bhd *– IBJ Bank & Trust Company for The Schroder Pacific Emerging Markets Fund*	5,547,600	0.29
26.	Malaysia National Insurance Berhad	5,255,400	0.27
27.	Ujud Cergas Sdn Bhd	5,143,373	0.27
28.	HSBC Nominees (Asing) Sdn Bhd *– BNY Brussels for Baillie Gifford Emerging Markets Growth Fund (RBS as Trustee)*	4,960,000	0.26
29.	Kumpulan Wang Amanah Pencen	4,850,000	0.25
30.	Citicorp Nominees (Asing) Sdn Bhd *– CB GW Spore for Prudential Assurance Co Singapore (Pte) Limited (Prulink Fund)*	4,526,400	0.24
	TOTAL	**1,573,877,785**	**82.03**

interests of substantial shareholders as at 10 May 2004

The substantial shareholders of AAAN and their respective direct and indirect interests in Shares of AAAN as at 10 May 2004 based on the Register kept pursuant to Section 211 of the United Kingdom Companies Act, 1985 are as follows:

	Name of Substantial Shareholders	Notes	Direct		Indirect	
			No. of 10 pence Shares held	%	No. of 10 pence Shares held	%
1.	Khazanah Nasional Berhad		413,829,018	21.57	—	—
2.	All Asia Media Equities Ltd ("AAME")	(a)			389,085,872	20.28
3.	Usaha Tegas Entertainment Systems Sdn Bhd ("UTES")	(b)	90,534,101	4.72	389,085,872	20.28
4.	Usaha Tegas Sdn Bhd ("UTSB")	(c)	—	—	479,619,973	25.00
5.	Pacific States Investment Limited ("PSIL")	(d)	—	—	479,619,973	25.00
6.	Excorp Holdings NV ("Excorp")	(e)	—	—	479,619,973	25.00
7.	PanOcean Management Limited ("PanOcean")	(e)	—	—	479,619,973	25.00
8.	Ananda Krishnan Tatparanandam ("TAK")	(f)	—	—	819,082,908	42.69
9.	Harapan Terus Sdn Bhd ("HTSB")	(g)	—	—	177,446,535	9.25
10.	Hj Affendi Bin Tun Hj Mohd Fuad Stephens ("AF")	(h)	220,000	0.01	177,446,535	9.25
11.	Mohamad Shahrin Bin Merican ("SM")	(i)	166,600	0.01	177,446,535	9.25
12.	Dato' Haji Badri Bin Haji Masri ("DBM")	(j)	—	—	177,946,535	9.27
13.	Tun Haji Mohammed Hanif Bin Omar ("THO")	(k)	—	—	177,446,535	9.25
14.	East Asia Broadcast Network Systems NV ("EABNS")	(a)	—	—	162,016,400	8.44
15.	East Asia Broadcast Systems Holdings NV ("EABSH")	(l)	—	—	162,016,400	8.44
16.	Tucson NV ("Tucson")	(m)	—	—	162,016,400	8.44

Notes:

(a) The interest is held through a nominee.

(b) UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.72 per cent of the share capital of AAAN.

(c) UTSB is deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in UTES. Please see Note (b) above.

(d) PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999 per cent of the share capital in UTSB. Please see Note (c) above.

(e) The shares in PSIL are held 100 per cent by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (d) above. The shares in Excorp are in turn held 100 per cent by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.

interests of substantial shareholders as at 10 May 2004 (Cont'd.)

(f) TAK is deemed to have an interest over 819,082,908 Shares representing 42.69 per cent of the share capital of AAAN by virtue of the following:

(i) PanOcean's deemed interest in the Shares (please see Note (e) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (e) above.

(ii) The interests of EABNS, Pacific Broadcast Systems NV ("PBS"), Home View Limited NV ("HVL") and Southpac Investments Limited NV ("SIL") which collectively hold 324,032,818 Shares representing 16.89 per cent of the share capital of AAAN. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL by virtue of his 100 per cent control of the shares of their respective ultimate holding companies viz Tucson, Orient Systems Limited NV, Home View Holdings NV and Southpac Holdings NV respectively; and

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80 per cent of the share capital of AAAN. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100 per cent control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast NV, Global Radio Systems NV, Maestra International Broadcast NV, Maestra Global Radio NV and Global Broadcast Systems NV respectively.

(g) HTSB is deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest by virtue of HTSB being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 Shares representing 9.25 per cent of the share capital of AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(h) AF is deemed to have an interest in all of the Shares in which HTSB has an interest (please see Note (g) above), by virtue of his 25 per cent direct equity interest in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above.

(i) SM is deemed to have an interest in all of the Shares in which HTSB has an interest (please see Note (g) above), by virtue of his 25 per cent direct equity interest in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above.

(j) DBM is deemed to have an interest in all of the Shares in which HTSB has an interest (please see note (g) above), by virtue of his 25 per cent direct equity interest in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above. DBM is also deemed to have an interest over 500,000 Shares held by Ratna Pelangi Sdn Bhd (RPSB) by virtue of his 99 per cent direct equity interest in RPSB.

(k) THO is deemed to have an interest in all of the Shares in which HTSB has an interest (please see Note (g) above), by virtue of his 25 per cent direct equity interest in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above.

(l) EABSH is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in EABNS.

(m) Tucson is deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100 per cent of the share capital in EABSH. Please see Note (l) above. The shares of Tucson are bearer shares.

directors' interests as at 10 May 2004

The full details of interests of the Directors in the Shares and options in the Company based on the Company's Register of Directors' Interests, kept pursuant to Section 325 of the United Kingdom Companies Act, 1985 are as follows:-

The interests of the Directors in the Shares of the Company (both direct and indirect) as at 10 May 2004 are as follows:-

Name	**No. of Shares of 10 pence each**		**% of Issued Shares**	
	Direct	**Indirect**	**Direct**	**Indirect**
Dato' Haji Badri Bin Haji Masri	—	177,946,535 (a)	—	9.27
Augustus Ralph Marshall	—	1,000,000 (b)	—	0.05
Dato' Mohamed Khadar Bin Merican	250,000	—	0.01	—
Tan Poh Ching	—	500,000 (c)	—	0.03
Kuok Khoon Ho	250,000	14,000 (d)	0.01	Negligible

(a) Dato' Haji Badri Bin Haji Masri is deemed to have an interest in all of the Shares in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his 25 per cent direct equity interest in HTSB (please see Note (g) under section on Interests of Substantial Shareholders). However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects. DBM is also deemed to have an interest over 500,000 Shares held by Ratna Pelangi Sdn Bhd ("RPSB") by virtue of his 99 per cent direct equity interest in RPSB.

(b) Augustus Ralph Marshall holds these 1,000,000 Shares through nominees.

(c) Tan Poh Ching holds these 500,000 Shares through nominees.

(d) Held through a company in which he and persons connected to him have interest of not less than 15 per cent.

The interests of the Directors in options over unissued shares of the Company as at 10 May 2004:-

Name	**Price per Option Share**	**No. of Option Shares**
Augustus Ralph Marshall	RM3.65	1,000,000 (1)
	RM3.65	1,500,000 (2)
	RM4.40	498,800 (3)

(1) The options were granted on 22 October 2003 pursuant to the AAAN Employee Share Option Scheme ("ESOS"). The options grant a right to the Director to subscribe for new shares in the Company.

(2) The options were granted on 22 October 2003 pursuant to the AAAN Management Share Incentive Scheme. The options grant a right to the Director to subscribe for new shares in the Company.

(3) The options were granted on 18 May 2004 pursuant to the ESOS. The options grant a right to the Director to subscribe for new shares in the Company.

None of the Directors has any interest in the Shares or options of the subsidiary companies of the Group.

share price performance from 29 October 2003 to 18 May 2004

Share Price


5.60
5.20
4.80
4.40
4.00
3.60
1,000
950
900
850
800
750
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04

KLCI ASTRO Share Price

Volume


3,000
1,500
0
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04

ASTRO Volume ('000)

corporate information

BOARD OF DIRECTORS

DATO' HAJI BADRI BIN HAJI MASRI
Chairman and Non-Executive Director

AUGUSTUS RALPH MARSHALL
Group Chief Executive Officer

DATO' MOHAMED KHADAR BIN MERICAN
Independent Director

KUOK KHOON HO
Independent Director

BERNARD ANTHONY CRAGG
Independent Director

TAN POH CHING
Non-Executive Director

COMPANY SECRETARY

Rohana Rozhan

REGISTERED OFFICE IN MALAYSIA

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Telephone No. : 603 9543 6688
Fax No. : 603 9543 6877
Website : www.astroplc.com
E-mail : info@astroplc.com

REGISTERED OFFICE IN UK

10 Upper Bank Street
London, E14 5JJ
United Kingdom
Telephone No. : 44 (0) 20 7006 1000

REGISTRARS IN MALAYSIA

Signet Share Registration Services Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone No. : 603 2721 2222
Fax No. : 603 2721 2530/31

AUDITORS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
U.K.

PricewaterhouseCoopers
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia
(Listed since 29 October 2003)
(Stock code: 5076)

notice of annual general meeting

NOTICE IS HEREBY GIVEN that the **First Annual General Meeting of ASTRO ALL ASIA NETWORKS plc** will be held at **10.00 a.m.** on **Tuesday, 13 July 2004 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** for the following purposes:

AGENDA

As Ordinary Business

1. To receive and adopt the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2004 and the Reports of the Directors and Auditors thereon. RESOLUTION 1

2. To re-elect the following Directors who retire in accordance with Article 78 of the Company's Articles of Association:-
   (i) Dato' Haji Badri Bin Haji Masri RESOLUTION 2
   (ii) Augustus Ralph Marshall RESOLUTION 3
   (iii) Tan Poh Ching RESOLUTION 4
   (iv) Dato' Mohamed Khadar Bin Merican RESOLUTION 5
   (v) Kuok Khoon Ho RESOLUTION 6
   (vi) Bernard Anthony Cragg RESOLUTION 7

3. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. RESOLUTION 8

As Special Business

4. Authority to offer and grant options and to allot and issue shares pursuant to the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme RESOLUTION 9
   "THAT pursuant to Article 4 of the Company's Articles of Association, the Directors be and are hereby authorised to offer and grant options and to allot and issue shares in the Company at any time and from time to time and upon such terms and conditions and for such purposes as the Directors may, in their discretion, deem fit pursuant to the Bye-Laws of the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") during the period commencing from the date on which this resolution is passed to the expiry of the ESOS/MSIS provided that the aggregate number of shares to be allotted and issued pursuant to this resolution does not exceed ten per cent (10%) of the issued and paid up capital of the Company at any one time and subject to the approvals of the relevant governmental and/or regulatory authorities."

notice of annual general meeting (Cont'd.)

5. Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company RESOLUTION 10

   "THAT pursuant to Article 4 of the Company's Articles of Association and to the authority of the Directors of the Company under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and the terms of the Contract of Service between the Company and Augustus Ralph Marshall ("Contract of Service"), the Directors be and are hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed and expiring on the same date as the expiration date of the Contract of Service, to offer and grant to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, option or options under the ESOS/MSIS to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS of the Company ("the Approval") and to allot and issue shares upon the exercise of such option or options granted pursuant to the Approval provided that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries at the time when the offer is made, subject always to such terms and conditions of the Bye-Laws and the Contract of Service and/or any adjustments which may be made in accordance with the provisions of the Bye-Laws governing the ESOS/MSIS of the Company."

6. Authority to allot and issue shares pursuant to section 80 of the United Kingdom Companies Act, 1985 RESOLUTION 11

   "THAT pursuant to Section 80 of the United Kingdom Companies Act, 1985 and subject to the approvals of the relevant governmental and/or regulatory authorities, the Directors be and are hereby authorised to allot and issue shares in the Company, apart from shares allotted and issued under the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme, at any time and from time to time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued does not exceed ten per cent (10%) of the issued and paid up share capital of the Company at the time of such allotment and issuance of shares and that such authority shall continue in force for a period of five (5) years from the date on which this resolution is passed."

7. To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

18 June 2004
3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

notice of annual general meeting (Cont'd.)

NOTES:

1. **Proxy**
   (a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint at least one proxy in respect of each Securities Account which it holds.

   (b) A proxy need not be a member of the Company.

   (c) The Form of Proxy must be deposited with the Company's share registrar, Signet Share Registration Services Sdn Bhd at Level 26, Menara Multi-Purpose, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

   (d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

2. **Additional Information**
   A statement accompanying this notice which includes additional information as required under Appendix 8A of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") is attached hereto as **Annexure A**.

3. **Retirement and Re-election of Directors**
   In accordance with Article 78 of the Company's Articles of Association, all the existing directors of the Company who were appointed by the Board during the year will retire and being eligible, offer themselves for re-appointment.

4. **Re-appointment of Auditors**
   At every general meeting at which Financial Statements are presented to the Company's shareholders, the Company is required to appoint independent auditors to serve until the next general meeting. PricewaterhouseCoopers LLP has indicated that it is willing to continue as the Company's auditors for another year.

EXPLANATORY NOTES ON SPECIAL BUSINESS:

Resolution 9 – Authority to offer and grant options and to allot and issue shares pursuant to the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme

This Ordinary Resolution 9, if passed, authorises the Directors to offer and grant options and to allot and issue shares in the Company upon the exercise of options granted under the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") of up to an aggregate amount not exceeding ten per cent (10%) of the issued and paid up share capital of the Company at any one time over the remaining tenure of the ESOS/MSIS. The ESOS/MSIS for a period of ten (10) years took effect on 22 October 2003 upon receipt of approval from the relevant authorities and pursuant to a shareholders' resolution passed on 22 August 2003.

Resolution 10 – Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company

This Ordinary Resolution 10, if passed, is to give the Directors of the Company flexibility under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and under the terms of his Contract of Service which commenced in September 2003 for a period of three (3) years to offer and grant options to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS and to allot and issue shares upon the exercise of such option or options without having to convene a general meeting subject to the limitation that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries. This authority will expire on the expiration date of the Contract of Service. Augustus Ralph Marshall is interested in the proposed Resolution and has abstained from all deliberations and voting at the Board meetings on the proposed Resolution, and will abstain from any future deliberations and voting at the Board meetings to offer and grant of options to him. He has also undertaken to abstain from voting in respect of his direct shareholdings in the Company at the AGM. In addition, he has undertaken to ensure that persons connected to him will abstain from voting on the proposed Resolution at the AGM.

Resolution 11 – Authority to allot and issue shares pursuant to section 80 of the United Kingdom Companies Act, 1985

This Ordinary Resolution 11, if passed, is to give the Directors of the Company flexibility to allot and issue shares from time to time for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, apart from shares allotted and issued under the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme, without having to convene separate general meetings subject to the limitation that the shares to be allotted and issued do not exceed ten per cent (10%) of the issued share capital of the Company at the time of such allotment and issuance of shares. This authority will continue in force for a period of five (5) years from the date on which this resolution is passed.

statement accompanying the notice of first annual general meeting

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

ANNEXURE A

1. **The names of the individuals who are standing for election or re-election:**
   (i) Dato' Haji Badri Bin Haji Masri
   (ii) Augustus Ralph Marshall
   (iii) Tan Poh Ching
   (iv) Dato' Mohamed Khadar Bin Merican
   (v) Kuok Khoon Ho
   (vi) Bernard Anthony Cragg

2. **The details of attendance of Directors at board meetings held during the year:**
   Details of the current Directors' attendance at Board meetings since their respective appointments are as follows:

	Name of Directors	Number of Meetings attended
(i)	Dato' Haji Badri Bin Haji Masri (appointed wef 23 July 2003)	6 out of 6
(ii)	Tan Poh Ching (appointed wef 23 July 2003)	6 out of 6
(iii)	Augustus Ralph Marshall (appointed wef 24 July 2003)	5 out of 5
(iv)	Dato' Mohamed Khadar Bin Merican (appointed wef 22 August 2003)	3 out of 3
(v)	Kuok Khoon Ho (appointed wef 28 August 2003)	2 out of 3
(vi)	Bernard Anthony Cragg (appointed wef 17 September 2003)	3 out of 3

3. **The place, date and time of the First Annual General Meeting of the Company:**

Place: Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

Date & Time: Tuesday, 13 July 2004 at 10.00 a.m. (Malaysian time)

statement accompanying the notice of first annual general meeting (Cont'd.)

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

4. **Further details of the individuals who are standing for election as directors:**

(i) DATO' HAJI BADRI BIN HAJI MASRI

Age	60
Nationality	Malaysian
Qualification	Graduated with a BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London and was awarded the Heinz Fellowship from the University of Pittsburgh.
Position in the Company	Joined the Board as Non-Executive Director in July 2003 and was appointed as Chairman of the Board in August 2003.
Working Experience and Occupation	He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. He served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia. He has held various posts in the private sector including Business Development Advisor of Sriwani Holdings Bhd, Chairman and Managing Director of DiPerdana Holdings Bhd and Chairman of Crest Petroleum Bhd, a position he held till July 2003.
Any other directorship of public companies*	None
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 178 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	None
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

**Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*

statement accompanying the notice of first annual general meeting (Cont'd.)

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(ii) AUGUSTUS RALPH MARSHALL

Age	52
Nationality	Malaysian
Qualification	An Associate of the Institute of Chartered Accountants in England and Wales and a member of the Malaysian Institute of Certified Public Accountants.
Position in the Company	Joined the Board in July 2003 and was appointed its Deputy Chairman and its Group Chief Executive Officer in August and September 2003 respectively.
Working Experience and Occupation	He has served on the Board of MEASAT Broadcast Network Systems Sdn Bhd since 1994 and as its Chief Executive Officer since 1995 just prior to the commencement of the operations of the Group. His directorships in other Companies include Usaha Tegas Sdn Bhd, Tanjong plc, Maxis Communications Bhd, Arnhold Holdings Ltd, MEASAT Global Bhd and KLCC (Holdings) Bhd. He has more than 26 years experience in financial and general management in the UK and in Malaysia.
Any other directorship of public companies*	Maxis Communications Bhd, MEASAT Global Bhd and KLCC (Holdings) Bhd.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 178 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	None
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

**Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*

statement accompanying the notice of first annual general meeting (Cont'd.)

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(iii) TAN POH CHING

Age	57
Nationality	Malaysian
Qualification	Graduated with a First Class (Hons) Degree in Mechanical Engineering from the University of Strathclyde and attended the Advanced Management Programme at Harvard Business School.
Position in the Company	Joined the Board as Non-Executive Director in July 2003.
Working Experience and Occupation	He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994. He also serves as a director of Usaha Tegas Sdn Bhd as well as Tanjong plc, Maxis Communications Bhd and the Malaysian Community & Education Foundation, a non-profit organisation. He held various technical and commercial management positions in the Shell group of companies for 17 years before he joined Pan Malaysian Pools Sdn Bhd in April 1990. He was appointed as an Executive Director in October 1991 and subsequently in July 1992, the Chief Executive Officer of Tanjong, a position he held till May 2003.
Any other directorship of public companies*	Maxis Communications Bhd, Powertek Bhd and Malaysian Community & Education Foundation.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 178 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	None
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

**Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*

statement accompanying the notice of first annual general meeting (Cont'd.)

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(iv) DATO' MOHAMED KHADAR BIN MERICAN

Age	48
Nationality	Malaysian
Qualification	Member of both the Institute of Chartered Accountants in England and Wales and the Malaysian Institute of Accountants.
Position in the Company	Joined the Board as an Independent Non-Executive Director in August 2003.
Working Experience and Occupation	He is the Chief Executive Officer of MKM Resources Sdn Bhd and is an Independent Non-Executive Director of Rashid Hussain Bhd, RHB Insurance Bhd and RHB Sakura Merchant Bankers Bhd. He served as an auditor and a consultant in an international accounting firm, before joining a financial services group in 1986. Dato' Mohamed Khadar held various senior management positions in Pernas International Holdings Bhd between 1988 and April 2003 including those of President and Chief Operating Officer.
Any other directorship of public companies*	Rashid Hussain Bhd, RHB Insurance Bhd and RHB Sakura Merchant Bankers Bhd.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 178 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	He is a person connected to Mohamad Shahrin bin Merican who is a major shareholder of the Company.
Any conflict of interest that he has with the Company	None
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

**Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*

statement accompanying the notice of first annual general meeting (Cont'd.)

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(v) KUOK KHOON HO

Age	54
Nationality	Malaysian
Qualification	*Bachelor of Commerce Degree from McGill University, Canada.*
Position in the Company	Joined the Board as an Independent Non-Executive Director in August 2003.
Working Experience and Occupation	He has been the Chairman of Kuok Brothers Sdn Bhd since 2002. He has held senior management positions with several local and international organisations including Managing Director at Television Broadcasts Ltd, Vice-Chairman at Kerry Holdings Ltd, Chairman at Shangri-La International Hotel Management Ltd and Director of the South China Morning Post.
Any other directorship of public companies*	Shangri-La Hotels (Malaysia) Bhd and Transmile Group Bhd.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 178 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	None
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

**Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*

statement accompanying the notice of first annual general meeting (Cont'd.)

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(vi) BERNARD ANTHONY CRAGG

Age	49
Nationality	British
Qualification	Degree in Mathematics from Liverpool University.
Position in the Company	Joined the Board as an Independent Non-Executive Director in September 2003.
Working Experience and Occupation	He has held various senior management positions in Carlton Communications plc for over 17 years including the Group Financial Controller, Company Secretary and Group Finance Director. Bernard Anthony Cragg also serves as the Chairman of Datamonitor plc and as a Director of Workspace Group Plc and Mothercare Plc. He was a Director of Bank of Ireland UK Financial Services and Arcadia Group Plc. He is a Chartered Accountant and has spent over eight years in Price Waterhouse.
Any other directorship of public companies*	None
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 178 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	None
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

**Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*

(Incorporated in England and Wales – Company No. 4841085)
(Registered as a foreign company in Malaysia – Company No. 994178-M)

form of proxy

I/We, ____
(FULL NAME IN BLOCK LETTERS)

of ____
(FULL ADDRESS IN BLOCK LETTERS)

being a member of ASTRO ALL ASIA NETWORKS plc, hereby appoint ____

____
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ____
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, the Chairman of the Meeting as my/our proxy to vote for me/us on my/our behalf at the **First Annual General Meeting** of the Company to be held at **10.00 a.m.** on **Tuesday, 13 July 2004 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** and at any adjournment thereof or any poll taken on any resolution proposed thereat (whichever shall be later).

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

	RESOLUTION	FOR	AGAINST
(1)	To receive and adopt the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2004 and the Reports of the Directors and Auditors thereon.		
(2)	To re-elect Dato' Haji Badri bin Haji Masri, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
(3)	To re-elect Augustus Ralph Marshall, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
(4)	To re-elect Tan Poh Ching, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
(5)	To re-elect Dato' Mohamed Khadar bin Merican, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
(6)	To re-elect Kuok Khoon Ho, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
(7)	To re-elect Bernard Anthony Cragg, a Director who retires in accordance with Article 78 of the Company's Articles of Association.		
(8)	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration.		
(9)	Special Business – Ordinary Resolution Authority to offer and grant options and to allot and issue shares pursuant to the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme		
(10)	Special Business – Ordinary Resolution Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company		
(11)	Special Business – Ordinary Resolution Authority to allot and issue shares pursuant to section 80 of the United Kingdom Companies Act, 1985		

(Please indicate with a "✓" in the spaces provided how you wish your votes to be cast)

Dated this _____ day of __________ 2004.

____
Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

____
Signature of Member(s)

____
Number of shares held

Notes:

1. A member of the Company entitled to attend and vote is entitled to appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint at least one proxy in respect of each Securities Account which it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.
2. A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.
3. A proxy may vote on a show of hands and on a poll.
4. If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
5. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.
6. To be valid this Form of Proxy, duly completed, must be deposited at the Company's share registrar, Signet Share Registration Services Sdn Bhd, Level 26, Menara Multi-Purpose, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll.
7. The lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

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STAMP

Signet Share Registration Services Sdn Bhd
Level 26, Menara Multi-Purpose
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

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